SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Annual Report and Financial Statements corresponding to the fiscal year ended on June 30, 2005 and 2004.

Inversiones y Representaciones

Sociedad Anónima

Business Overview and Financial Statements

Years ended June 30, 2005 and 2004.

CORPORATE PROFILE

Incorporated under the laws of Argentina in 1943, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or “The Company”) is the biggest real estate company in Argentina and the only one whom shares are listed and traded on the Bolsa de Comercio de Buenos Aires (“BCBA”) and New York Stock Exchange.

IRSA is the best vehicle to gain access to the Argentine real estate market due to its achievements, its large and diversified portfolio of properties that place it in a leading position in almost all sectors in which it has operated, and its management’s ability and strength to make use of opportunities an maximize the value of the Company and its return to its shareholders.

LETTER TO SHAREHOLDERS

To Shareholders:

Fiscal year ended June 30, 2005 will undoubtedly be remembered as year of significant growth for the Company.

The macroeconomic situation of Argentina has shown a sustained strength through a GDP growing of 9.6% approximately during the year ended June 30, 2005. Undoubtedly, the business context has also developed increasingly with attracting possibilities in different industry sectors.

The economic activity has recovered levels existing prior to the 2002 crisis, and such trend is also proven in the construction industry as well as in private consumption, both indexes having increased by 10.0% and 8.7% respectively, in the fiscal year ended June 30, 2005. Our Company has not been aside from these circumstances and has again developed several projects in the land reserves.

All our business units have improved their production ratios as a consequence of wise strategic decisions product of the prosperity of the Argentine economy, which included a recovery of consumption credit, of salaries and of investments.

This fact was evidenced in our performance through a substantial increase of our operating income, which varied 33.5% from Ps. 105.8 million in fiscal year 2004 to Ps. 141.2 million in fiscal year 2005. This growth is principally explained by the increase of the operating income of fiscal year 2005 obtained by our Shopping Centers, Hotels and Sales and Development of 47.6%, 9.2% and 2,544.8% respectively, as regards to those of the previous fiscal year. Concerning our business Offices unit, although its operating income decreased by 54.5%, such operating income principally owes to the lesser number of transactions and holding of real estate assets and to the increase of administration expenses. We would mention, however, that the gross profit of this business unit grew by 70.1% due to an increase in revenues and cost reduction.

The significant evolution of our business in addition to the gain on equity investments, which increased to Ps. 66.9 million, principally arising from our investment in Banco Hipotecario S.A., resulted in a net income for the Company of Ps. 103.2 million during fiscal year 2005 which implies an increase of 17.5% with respect to the previous year.

The private consumption prosperity scenario in which the country is immersed has shaped an extraordinary level of cash generation in our Shopping Centers leading us to make significant investment in the industry. During fiscal year ended June 30, 2005 we have increased the participation in our subsidiary Alto Palermo S.A. (“APSA”), after acquiring the Goldman Sachs share in this company. Also, we have made capital expenditures in a total of Ps. 85.4 million increasing our participation to a total of 85.4% in Mendoza Plaza Shopping, proprietor of a Shopping Center that is now under our control, and the opening of Alto Rosario, our ninth Shopping Center located in the City of Rosario, Province of Santa Fe. Our intention is that, during fiscal year 2006 we will continue incorporating new shopping centers to our portfolio through building or acquiring new real estate.

During fiscal year 2005 our offices continued showing an important recovery both in respect of room occupied as in rental prices. The excellent prospects of this business have pushed us to make an important investment in this segment by acquiring the Bouchard Tower covering 15,014 Sqm of rentable premium surface, totaling US$ 24.6 million In such a context, we would start constructing a building for rent at Dock IV of Puerto Madero, which will probably have 14,100 Sqm approximately of rentable surface.

During fiscal year 2005, the hotel market also continued consolidating its excellent performance pushed by mostly foreign tourism that stimulated the increase in demand and the recovery of tariffs. In such a context, our average room occupied in the twelve months as of June 30, 2005 increased to 75.4%, and the average rate per room increased by 18.5%. The high cash generation also produced by this business unit allowed to start the extension of the 42 room Llao Llao hotel, unique in Argentina both for services rendered and excellent location. To such respect, we have started works for improving and remodeling the Libertador Sheraton Hotel, located down-town of the City of Buenos Aires.

As regards the sales business units, our highest bet is currently focused on developing projects addressed to the highest resources segment. The current impetus of the market urged us to advance in the construction and marketing of several undertaking in Buenos Aires, particularly in exclusive areas such as Puerto Madero (Cruise-Dock II and Renoir Towers-Dock III projects), Barrio Parque (San Martín de Tours project) and Benavídez (El Encuentro closed neighborhood).

Also, we are analyzing other projects such as the development of our land reserve in Rosario, located close to our brand new shopping center, and evaluating the sale for construction of residential towers and of a luxury hotel, totaling over 100,000 Sqm covered. We have recently acquired a share in a project to develop an unique residential community, unique in its style in the Province of Córdoba.

The strong recovery of the business cash flow added to the cash arising from the Warrants[1], which during fiscal year 2005 increased to US$ 36.6 million, allowed us expanding the business and reducing the net financial indebtedness. This reduction was principally due to the conversion during fiscal year 2005 of US$ 28.5 million of our Convertible Negotiable Obligations (CNO). Such a decrease and the refinancing of the APSA debt of Ps. 48.8 million implied an approximate annual savings of US$ 3.5 million in financing expenses.

As a result of this excellent financial situation, in August 2005, the risk classifier Fitch Argentina Calificadora de Riesgo S.A. raised the classification of our Global Program of Negotiable Obligations up to US$ 250.0 million to BB+(arg), and also raised the classification of our subsidiary APSA to raA+(arg), being one of the highest country-wide.

In the last months the local real estate business has shown an impressive stimulus in all segments. Construction is growing, focused on the offer of high quality room. The retail market is fully expanding, mostly in the shopping centers, encouraged by the increase in consumption of the highest power consumption sectors and the increasing tourist inflow. The last issue, which also largely benefited the hotel industry, took advantage of in-coming American dollars and costs in Argentine pesos. Companies are extending their premises and returning to the office areas that are closed to premium, stimulated by the growth of the increasing economic activity.

However, we believe that this evolution still does not fully reflect in the value of properties. Our assets have a large inherent value which makes them very attractive due to its growing potential. This fact and our low indebtedness level place us in a very good situation to continue in the path of new projects.

The extremely low levels of mortgage credits granted to the private sector in Argentina, representing 7% of the GDP, which is currently in levels under 2%, sustain the idea that the increasing prices of the Argentine real estate assets are not produced by a leveraged excess, as stated in several developed countries. Therefore, at local level there is practically no credit risk.

If the mortgage credit values recover to levels prior to the crisis or if such levels get closer to other economies world-wide, other strong support could be expected in the real estate industry, providing for the unsatisfied demand of younger generations to buy their own housing.

[1]	Issued together with our CNO in November 2002.

This is the reason why we continue considering that Banco Hipotecario S.A. and its solid financial structure are an exception for the future of the strategic mortgage business in Argentina.

The close future seems to be as promissory as nowadays. Our strategy is to continue expanding and investing in our business lines by way of acquiring or developing projects in cities of Argentina having attracting market conditions.

Together with the promising international context, we are also analyzing the possibility of expanding to the rest of Latin America in order to provide our extensive real estate business knowledge in other countries.

The privilege of being an Argentine leading company in the industry in which we operate, represents the challenge of being in the van in respect of new commercial proposals. We are compromised with this position which forces us to plan aiming at the future. The unquestionable favorable context and the accomplishment of our goals face us with the challenge of exceeding such goals, this being a good time for planning and achieving our projects.

Undoubtedly, the Company’s unquestionable potential will only be attained with the joint effort of all of us that is shareholders, creditors, directors, tenants, clients, suppliers and employees who are the pioneers of our incredible current progress. I would like to express my gratitude to all of them for their continuing effort and compromise with the organization.

Buenos Aires, September 8, 2005.

Eduardo Sergio Elsztain
President

MACROECONOMIC CONTEXT

The Argentine economy

Year 2004 ended with a powerful GDP growth of 9% which confirms that the change of trend occurred as from the second 2002 quarter has consolidated. Such a growth has been accompanied by an important increase of the public sector expense, the drive of the private consumption and investment, and the notorious employment increase that has been able to substantially improve the social indices.

Up to June 2005 the economy continued expanding at a 9.6% rhythm and although a little economic retraction is awaited for the rest of the year, analysts project that the internal gross product will continue increasing during year 2006 at a rate not lesser to 7%.

All these activity advances were given in a relative inflationary stability framework. We would mention that the 2004 Wholesale Price Index (WPI) recorded an increase of 8.2% and the Retail Price Index (RPI) for the same year increased by 6.1%. However, during the first 2005 six-month period, accumulated inflation (RPI) was 6.1% representing almost the double of the increase recorded during the same 2004 period.

Al the activity indicators show positive signs, mostly the industrial production which during the April-June quarter increased by 8.3%, and construction which during the same period increased by 12.2%. Foreign trade measurement indexes have also shown a significant growth, although not steady, as exports during the first 2005 six-month period increased 14%, imports grew 33% during the same period. The noticeably increase of the last item represents imports of general goods, although with a marked increase of capital goods, driven by the higher activity level.

The Argentine Central Bank (BCRA) by applying a monetary policy satisfied the liquidity needs of the economy by monetizing the excess of the current account. The expansion of the monetary base and the issue of short-term bills of the BCRA (LEBAC), proved the continuity of a flexible monetary policy without significant costs in terms of inflation up to mid 2005.

During the first 2005 six-month period, the notorious behavior of the fiscal sector consolidated. Total income for such period were Ps. 57,792 million, with a positive primary result of Ps. 11,589 million (equivalent to 3.4% of the GDP). The tax goals agreed with the International Monetary Fund (IMF) were fully complied with.

The significant growth of the economic activity became the drive motor in generating new working positions. Due to such improvement, the unemployment rate is expected to be 10.7% of the labor force by the end of 2005, decreasing in almost one point and a half in respect of the 13.0% recorded by December 2004.

The following macroeconomic indicators summarize the development of the Argentine economy in the last eight years:

Leading indicators

	1998	1999	2000	2001	2002	2003	2004	2005 (p)
GDP Actual growth (in %)	3.9%	-3.4%	-0.8%	-4.4%	-10.9%	8.8%	9.0%	7.5%
Inflation (Combined Prices) in % *	-1.1%	-2.1%	1.5%	-1.7%	49.4%	16.0%	5.9%	16.8%
Unemployment rate ***	15.0%	16.3%	17.0%	20.5%	20.7%	14.5%	13.0%	10.7%
Primary result (no privatizations) as % of the GDP	0.8%	0.3%	1.0%	0.5%	0.7%	2.3%	3.9%	3.4%
Exportations FOB (Million U$S)	26,442	23,333	26,409	26,610	25,710	29,565	34,550	38,200
Importations CIF (Million U$S)	31,404	25,507	25,244	20,320	8,991	13,834	22,447	28,600
Commercial Balance (Million U$S)	-4,962	-2,174	1,165	6,289	16,719	15,731	12,103	9,600
Payment Balance - Account (Million U$S)**	-14,482	-11,944	-8,981	-3,291	8,673	7,659	3,349	3,250

(P) Projected*

Annual average **

Accrual criterion***

Country average (as percentage of E.A.P)

Source: Estudio M.A. Broda y Asoc.

The Argentine economy shows a promissory behavior. Principal variables, such as inflation rate, are stable, the rate of exchange is highly competitive and tax results are in excess. In turn, unemployment continues a downward trend and possibilities of social mobility are now seen after a decade or even more. If Argentina is capable of solving with good criteria the current and structure problems and follows the same path in the economic context, the international reliability will be possibly recovered and we will be able to consistently confirm and sustain the income shown to date.

The Construction Industry

Construction has consolidated as one of the motors of the Argentine economy growth during 2004, representing 5.2% of the Gross Domestic Product. Also, during year 2005 the expansion of the economic activity continues an upward trend. This is proven by the level attained in June by the construction activity which is placed in one of the highest values as from seven years to date. In accordance with the data of the Synthetic Indicator of the Construction Activity (SICA) prepared by the National Institute of Statistics and Census (INDEC), during July the rate increased 10.0% with respect to the same month of the previous year. Variation accumulated in the first 2005 six-month period is positive in 8.2% as compared with the same period of the previous year.

If the industry continues the current recovery rhythm, the building volume for 2004 will be exceeded and volumes obtained in certain years of the 90s will probably be attained. We would mention that such data becomes highly relevant if we take into account that during the period in which convertibility was effective, the demand for real estate was stimulated by the facilities provided for mortgage loans. Currently, however, although mortgage loans show a slight recovery, there are still far from reaching levels close to 7% as recorded during the 90s.

The boom of the industry is explained because the liquidity excesses were applied to satisfy the real estate demand. This occurred due to the higher security represented by real assets with respect to financial assets, as credibility of the latter was eroded due to the 2001 bank crisis. Other issue that pushed the industry was the decrease of construction expenses, which during the last three years has been 34%.

Due to the acceleration of the demand, there is little land availability to construct in areas such as Puerto Madero. Consequently, new tentative areas to develop projects have arisen, such as Caballito, Palermo o cities with high population in the provinces.

Within the real estate developments, the success of the Shopping Centers is highly significant. In accordance with data provided by the INDEC, between the City of Buenos Aires and the Province of Buenos Aires, the invoicing of Shopping Centers during the first 2005 six-month period was Ps. 1,816.9 million that is 39.6% more than equal period of the previous year, and 185.1% of equal 2002 period. In turn, in 2004 foreign tourism increased by 12% with respect to 2003, which helped a strong development of all hotels country-wide.

On the other hand, office room increased resulting in a positive impact in rent prices. This phenomenon was produced by the employment recovery of the private sector and by the favorable ratios between cost and renderings provided by the City of Buenos Aires with respect to other Latin American cities.

Prospects of the industry for the next coming months are favorable. The activity will continue at an increasing rhythm, sustained both by public works and by higher investments in private works.

OPERATIONS AND PRINCIPAL ACTIVITIES

We are one of Argentina’s leading real estate companies. We are engaged directly or indirectly through subsidiaries, joint ventures and strategic alliances in a range of real estate activities in Argentina. Our principal activities consist of: (i) the acquisition, development and operation of office and other non-shopping center retail properties primarily for rental purposes; (ii) the acquisition, development and operation of shopping centers properties; (iii) the acquisition and development of residential properties primarily for sale; (iv) the acquisition and operation of luxury hotels; and (v) the acquisition of undeveloped land reserves in strategic areas for future developments or sale. Our shares are listed and traded on the Bolsa de Comercio de Buenos Aires and global depositary shares representing our shares are listed on the New York Stock Exchange.

Our principal executive offices are located at Bolívar 108, Buenos Aires (C1066AAB), Argentina. Our headquarters are located in the Intercontinental Plaza Tower, Moreno 877, Buenos Aires (C1091AAQ). Our telephone is +54 (11) 4323-7400, our fax is +54 (11) 4323-7480 and our website is www.irsa.com.

Commercial strategy

As one of the few companies in Argentina owning, developing and administrating real estate, we consider that we possess certain competitive advantages that we hope will allow us to continue to gain an increasing share of the real estate market in Argentina. Such advantages include:

•	The experience of the Company and our managers in the acquisition, development, sale, rental and administration of top-quality properties.

•	Our reputation and positioning as developers of comprehensive real-estate services in Argentina and other Latin American real estate markets;

•	The quality of our portfolio of existing properties and land reserves;

•	Our access to sources of long-term capital;

•	Our strategy for maintaining a high level of liquidity, enabling better advantage to be taken of real estate opportunities when they arise in favorable terms, and

•	The quality of our existing tenants and the high occupancy levels of our rental property portfolio, which allows us to rely on a major, stable source of liquidity for our cash flows.

Our strategy consists of increasing our flow of funds, our income and the value of our assets by means of the purchase, development and administration of real estate, individually or with partners, in all the segments of our business activity.

Offices. We seek to purchase, develop and operate A category buildings in the main office building districts in the city of Buenos Aires and other strategically-located areas with attractive yields and potential for capital gains. We have been able to create a top-rank tenant base.

Shopping centers. Through our subsidiary APSA, we aim to become the leading player in the shopping center industry in Argentina, through the consolidation of our operations and new developments at strategic points in the city of Buenos Aires and other important locations in Argentina. The main growth drivers in the shopping mall industry are: (i) the increase in the consumption of goods able to be sold in shopping malls; (ii) changes in purchasing habits, with an abandoning of purchases from high-street stores; and (iii) the relatively low level of penetration in the market by shopping malls in Argentina, which has a large potential for long-term growth compared to many developed countries. APSA has succeeded in improving the operating margins of its shopping malls, consolidating their administration, enabling it to capitalize on operating synergies, economies of scale and opportunities for commercialization and promotion.

Residential property. In previous years we have benefited from the increased availability of credit for house purchases and the improvements made to transport infrastructure between city centers and urban areas. In urban areas we have attempted to purchase undeveloped properties in strategic densely-populated areas in order to build apartment complexes offering “green spaces” for recreational activities, sports facilities and security services. In suburban districts, we try to purchase undeveloped properties close to the city of Buenos Aires, with the aim of building residential neighborhoods for the subsequent sale of plots for house-building, once our basic infrastructure is in place.

Hotels. We aim to purchase leading hotels as the opportunities arise, delegating their management to top-rank hotel operators, to be able to capitalize on their operating experience, international networks and sales agreements, taking advantage of the benefits derived from the growing tourist and commercial business levels.

Undeveloped lands and properties. We will continue to acquire undeveloped land and properties at strategic locations inside and outside the city. In all cases, the intention is to purchase land with development or appreciation potential for subsequent sale. We consider that by holding reserves of land we will be able to count on a wide supply of sites for the development of new projects, creating a barrier for potential competitors.

Overview of properties

As of June 30, 2005 we either directly or through our subsidiaries and joint ventures, owned significant interests in a portfolio of 53 properties in Argentina, located principally in Buenos Aires. The following table sets forth certain information concerning our operation and property portfolio.

Consolidated Operating Income

	Years ended June 30,
	2005 (1)	2004
	(in thousands of Pesos)
Offices and other non-shopping center rental properties	13,768	30,229
Shopping centers	95,229	64,538
Development and sale of properties (2)	21,132	799
Hotels	11,066	10,138
Financial operations and others	(39)	61

Total	141,156	105,765

(1)	At June 30, 2005 includes Ps. 27.9 million gain from operations and holdings of real estate assets, net distributed as follows: Offices and other non-shopping center rental properties Ps. 12.2 million, Shopping centers Ps. 13.1 million, Developments and Sales Ps. 0.5 million and Hotels Ps. 2.1 million.
(2)	(Also, in the current 2005 year, Results for valuation of inventories are included at the net realizable value for Ps. 17.3 fully allocated to the business unit Sales and Development.

Offices and other non-shopping center rental properties

We are engaged in the acquisition, development and management of offices and other non-shopping center rental properties in Argentina. As of June 30, 2005, we, directly and indirectly, owned interests in 22 office and other non-shopping center rental properties in Argentina which comprised 177,800 square meters of gross leasable area. Of these properties, 15 were office properties which comprised 98,199 square meters of gross leasable area. For the fiscal year 2005, we had revenues from office and other non-shopping center rental properties of Ps. 19.4 million.

All our office rental property in Argentina are located in the city of Buenos Aires. All of these properties are rented to various different premium tenants. For the year ended June 30, 2005 the average occupancy rate for all our properties in the Offices and other non-shopping center rental property segment was approximately 94%.

Seven different tenants accounted for approximately 31.8% of our monthly office rental and 24.2% of our total revenues for the fiscal year 2005 for the same concept. Our seven main office rental tenant are: Grupo Total Austral, Unilever Argentina S.A., Procter & Gamble S.C., Finterbusch Pickenhayn Sibille S.C. (KPMG), Microsoft Argentina S.A., Grupo Danone, Vintage Oil Argentina and Cisco Systems Argentina S.A.

Administration and Management. We generally act as the managing agent of the office properties in which we own an interest. These interests consist primarily of the ownership of entire buildings or a substantial number of floors in a building. The buildings in which we own floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests (based on the area owned) in the building. As the managing agent of operations, we are responsible for handling services, such as security, maintenance and housekeeping. These services are generally contracted to third party providers. The cost of the services are passed-through and paid for by the tenants, except in the case of our unrented units, in which case we absorb the cost. Our leasable space is marketed through commissioned brokers, the media and directly by us.

Leases. In general we rent our office and other properties on the basis of lease contracts running for terms of three years, and exceptionally, four years renewable for two or three additional years at the tenant’s option. Contracts for the rental of property not located in shopping malls are generally stated in U.S. dollars, and in accordance with Argentine law they are not subject to inflation adjustment. Rental corresponding to the period renewed is negotiated at market value.

The following table sets forth certain information regarding our direct and indirect ownership interest in offices and other non-shopping center rental properties.

Offices and other non-shopping center rental properties

	Date of	Leasable area	Occupancy rate	Effective IRSA´s	Monthly rental income	Total revenues for the fiscal years Ps./000 (4)			Book Value
	Acquisition	m2 (1)	(2)	interest	Ps./000 (3)	2005	2004	2003	Ps./000 (5)
Offices
Intercontinental Plaza (6)	11/18/97	22,535	96%	67%	489	5,289	4,108	5,648	67,741
Bouchard 710	06/01/05	15,014	100%	100%	412	412	—	—	72,222
Libertador 498	12/20/95	10,533	94%	100%	284	3,061	2,524	2,359	43,307
Maipú 1300	09/28/95	10,325	96%	100%	244	2,797	2,040	2,100	44,581
Laminar Plaza	03/25/99	6,521	95%	100%	193	2,346	2,288	2,902	30,577
Madero 1020	12/21/95	215	100%	100%	4	47	104	876	1,665
Reconquista 823/41	11/12/93	6,100	N/A	100%	N/A	N/A	N/A	N/A	19,335
Suipacha 652/64	11/22/91	11,453	80%	100%	91	621	530	576	11,749
Edificios Costeros	03/20/97	6,389	100%	100%	113	1,242	820	403	19,358
Costeros Dique IV	08/29/01	5,437	100%	100%	133	1,378	744	695	21,849
Others (7)	N/A	3,678	100%	N/A	78	804	628	602	10,208

Subtotal		98,199	89%		2,041	17,997	13,786	16,161	342,612
Other rental properties
Commercial properties (8)	N/A	4,200	97%	N/A	17	139	153	191	3,107
Other properties (9)	N/A	75,401	100%	N/A	106	761	623	742	16,966

Subtotal	N/A	79,600	100%	N/A	124	900	776	933	20,073
Related expenses
Management fees	N/A	N/A	N/A	N/A	N/A	534	582	676	N/A

TOTAL OFFICES AND OTHERS(10)	N/A	177,800	94%	N/A	2,165	19,431	15,144	17,770	362,685

Notes:

(1)	Total leasable area for each property. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leasable area.
(3)	Agreements in force as of 06/30/05 were calculated.
(4)	Total consolidated revenues, according to Technical Resolution 21 method.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation until 02/28/03, less allowance for impairment value, plus net recovery of the allowance for impairment, if corresponded.
(6)	Through Inversora Bolívar S.A. (IBSA)
(7)	Includes the following properties: Madero 942, Av. de Mayo 595, Av. Libertador 602, Rivadavia 2768 and Sarmiento 517 (through our company).
(8)	Includes the following properties: Constitución 1111, Alsina 934/44 and Shopping Centers “Abril” (through IRSA) and Shopping Centers “Abril” (through IBSA).
(9)	Includes the following properties: Thames, one unit in Alto Palermo Park (through Inversora Bolívar), Santa Maria del Plata y Constitución 1159 (through IRSA). Cumulative revenues include: In fiscal years 2003, the revenues from Alto Palermo Plaza (fully sold).
(10)	Corresponds to the “Offices and Others” business unit mentioned in Note 4 to the Consolidated Financial Statements.

The following table shows a schedule of the lease expirations of our office and other non-shopping center properties for leases outstanding as of June 30, 2005, assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.

Fiscal year of lease expiration	Number of leases expiring	Square meters subject to expiring leases	Percentage of total square meters subject to expiration	Annual rental income under expiring leases	Percentage of total rental income under expiring leases
		(m2)	(%)	(Ps.)	(%)
2006 (1)	24	42,407	25.44%	1,568,712	6.09%
2007	28	54,310	32.58%	4,891,296	19.00%
2008	54	51,595	30.96%	8,488,440	32.97%
2009	34	13,127	7.88%	8,179,698	31.77%
2010	9	5,100	3.06%	2,563,275	9.96%
2011	1	136	0.08%	55,430	0.21%

Total	150	166,675	100%	25,746,851	100%

(1)	Includes Offices which contract has not been renewed and vacant stores as of June 30, 2005.

Set forth below you will find information regarding our principal currently owned office properties, including the names of the tenants occupying 5% or more of the gross leasable area of each property.

Intercontinental Plaza, City of Buenos Aires. Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown city of Buenos Aires, We own the entire building which has floor plates averaging 900 square meters and 324 parking spaces. The principal tenants currently include Total Austral S.A., Danone Argentina S.A., Vintage Oil Argentina Inc, Sucursal Argentina, IRSA, APSA and Cresud.

Bouchard 710, City of Buenos Aires. Bouchard 710 is an office building acquired by the Company, located in the Retiro area close to the intersection of avenues Leandro Alem and Córdoba. The building is a 12 story high tower, with an average surface per plant of 1,251 meters, with 180 units for car parking. Tenants are Unilever de Argentina S.A., Finterbusch Pickenhayn Sibille S.C. (KPMG), FST S.A. and Microsoft de Argentina S.A, which in addition rents the building poster for an annual amount of US$ 120,000.

Libertador 498, City of Buenos Aires. Libertador 498 is a 27-story office tower located at the intersection of Avenida 9 de Julio, Avenida del Libertador and Autopista Illia, three of the most important thoroughfares of the City of Buenos Aires, making it accessible from the north, west and south of the city. We own 17 floors with floor plates averaging 620 square meters and 281 parking spaces. The building has a singular cylindrical design and a highly visible circular neon billboard that makes it a landmark in the Buenos Aires skyline. The principal tenants in this building currently include Voridiam Argentina S.R.L., MTV Networks Argentina S.R.L., Epson Argentina S.A., Cervecería y Maltería Quilmes, Yara Argentina S.A., Farmanet S.A., Alfaro Abogados S.C. and Chrysler Argentina S.A. leases the billboard for an annual rent of Ps. 120,000 through June 30, 2005.

Maipú 1300, City of Buenos Aires. Maipú 1300 is a 23-story office tower located on the San Martín Plaza, a prime office zone, on Avenida del Libertador, a major north-south thoroughfare. The building is also located within walking distance of the Retiro commuter train station, Buenos Aires’ most important public transportation hub, connecting rail, subway and bus transit. We own the entire building which has floor plates measuring 440 square meters on most floors and 53 parking spaces. The building’s principal tenants currently include Allende & Brea, Carlson Wagonlint Travel Argentina S.A., and PPD Argentina S.A.

Laminar Plaza, City of Buenos Aires. Laminar Plaza is a 20-story office building located in Catalinas, the City of Buenos Aires’ most exclusive office district. The floors plates each measures 1,453 square meters, including common areas. We own the last 5 floors and 66 parking spaces. The main tenants, among others, are as follows: Cisco Systems, CRM Movicom, Chubb Argentina de Seguros S.A. and Bank Hapoalim B.M.

Suipacha 652/64, City of Buenos Aires. Suipacha 652/64 is a seven-floor office building located in the office district of the City of Buenos Aires. We own the entire building and 70 parking spaces. The building has floor plates unusually large, measuring 1,580 square meters on most floors. This property underwent substantial renovations shortly after we acquired the deed in 1991 to prepare the building for rental. The building’s principal tenants currently include Procter & Gamble Interaméricas Inc., Monitor de Medios Publicitarios S.A, Organización de Servicios Director Empresarios (OSDE) and APSA’s subsidiary, Tarshop S.A.

Reconquista 823/41, City of Buenos Aires. Reconquista 823/41 is a 15-story office tower located in the Catalinas area. We own the entire building which is made up of three basements, space for 52 cars in the car parks, ground floor and 15 floors of office space. The building has floor plates averaging 540 square meters. All the building is available having rental possibilities.

Edificios Costeros, Dock II, City of Buenos Aires. Costeros A and B are two four-story buildings developed by us and located in the Puerto Madero area. We own the two buildings which have a gross leasable area of 6,399 square meters. In September 1999 we completed their construction and in April 2000 began to market the office spaces and 147 parking spaces. The main tenants of these properties are as follows: Leo Burnett Worldwide Invest. Inc., Reckitt Benchiser Argentina S.A., Red Alternativa S.A., Martina Di Trento S.A., Loyalty Marketing Group S.A., Italcred S.A. and Somos Tres S.R.L.

Edificios Costeros, Dock IV, City of Buenos Aires. On August 29, 2001 we signed for the deed of sale of “Section C” of the office complex known as Puerto del Centro that includes buildings “5” and “6”. The property is located in Pierina Daelessi street No. 340, over the East Side of Dock 4 of Puerto Madero and has approximately 5,500 square meters of gross leasable area and 50 parking spaces. The building’s principal tenants currently include Nextel Argentina S.A., Consultora de Estudios Bonaerense S.R.L., LG Electronics Argentina S.A., London Suply S.A.C.I.F., Deportes Peña S.A. and Petroenergy S.A.

Other office properties. We also have interests in three other office properties, all of which are located in the City of Buenos Aires. These properties are either entire buildings or portions of buildings. none of which contributed more than Ps. 0.8 million in annual rental income for fiscal year 2005. Among these properties are Madero 942, Libertador 602, Av. De Mayo 595, Rivadavia 2768 and Sarmiento 517.

Retail and other properties. Our portfolio of rental properties includes nine rental properties that are leased as street retail, a warehouse, two leased undeveloped parcels of land and various other uses. Most of these properties are located in the city of Buenos Aires, although some are located in other cities in Argentina. These properties include Constitución 1111 and Alsina 934 and “Abril” commercial stores.

Shopping centers

We are also engaged in purchasing, developing and managing shopping centers, through our subsidiary APSA. As of June 30, 2005, APSA operated and owned majority interests in nine shopping centers, five of which are located in the city of Buenos Aires. One shopping center is located in greater Buenos Aires and the rest inside the country in the cities of Salta, Rosario and Mendoza. During the year APSA acquired a 68.8% of Mendoza Plaza Shopping; controlling interest in it is 85.4%. In addition to purchasing, developing and managing shopping centers, APSA owns an 80% interest in Tarshop, a limited purpose credit card company which originates credit card accounts to promote sales from APSA’s tenants and other selected retailers.

APSA’s shopping centers comprised a total of 214,487 square meters of gross leasable area (including Mendoza Plaza and excluding certain space occupied by hypermarkets which are not APSA’s tenants) approximately the 65.1% of Ciudad de Buenos Aires gross leasable area and the 30.9% of Gran Buenos Aires gross leasable area. For the year ended June 30, 2005, the average occupancy rate of the shopping center portfolio was approximately 98.4%. For the fiscal year 2005, we had revenues from shopping centers of Ps. 165.5 million (exluding revenues from credit card operations).

Management and administration. As a result of the acquisition of several shopping centers and of the corporate reorganization of APSA, we were able to reduce expenses by centralizing management of the shopping centers in APSA. APSA is responsible for providing common area electrical power, a main telephone switchboard, central air conditioning and other basic common area services.

As of June 30, 2005 we owned 60.69% of APSA and Parque Arauco S.A. (“Parque Arauco”) owned 29.6%. The remaining shares are held by the public and traded on the Bolsa de Comercio de Buenos Aires and on the Nasdaq Stock Market.

Leases. APSA enters into lease contracts for terms between three to ten years, with most leases having terms of no more than five years. The typical contracting modality, includes a “monthly value assured” generally stated in Argentine pesos, a review clause of such value every six-months, and a 7% increase annual and accumulative that in general has an effect as from month 13 of initiating the contract relationship. Generally, these contracts do not include renewal clauses. Tenants are generally charged a rent which consists of the higher of a base rent plus a percentage rent which generally ranges between 4% and 12% of tenant’s gross sales. Tenants are also required to pay for the direct expenses of their units, such as electricity, water, telephone and air conditioning, as well as their proportion of the common area expenses.

In addition to rent, tenants are generally charged with an admission right paid upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. If the tenant pays in installments, it is the tenant’s responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration date. In the event of termination, a tenant will not be refunded its admission right without APSA´s consent.

The following table shows certain information concerning our shopping centers.

Shopping center properties

	Date of Acquisition	Leasable Area m2 (1)	Effective APSA´s interest (8)	Occupancy rate (2)	Total revenues for the fiscal years Ps./000 (3)			Book Value Ps./000(4)
					2005	2004	2003
Shopping Centers (5)
Alto Palermo	12/23//97	18,055	99.99%	100%	37,888	28,341	26,150	210,822
Abasto	07/17/94	39,329	100%	100%	34,583	26,478	20,531	202,776
Alto Avellaneda	12/23//97	27,313	100%	99.1%	19,149	14,734	10,038	98,750
Paseo Alcorta	06/06/97	14,821	100%	99.7%	19,734	15,434	12,216	65,816
Patio Bullrich	10/01//98	10,780	100%	98.6%	17,819	12,744	10,610	115,602
Nuevo NOA Shopping	03/29/95	18,880	100%	99.5%	3,829	2,769	2,087	30,883
Buenos Aires Design	11/18//97	14,598	51%	96.8%	7,082	5,936	3,656	20,935
Alto Rosario	11/9//04	30,579	100%	98%	5,497	N/A	N/A	79,117
Mendoza Plaza	12/2//04	40,133	85.4%	95.5%	9,212	N/A	N/A	83,706
Fibesa and others (6)			99%		10,736	6,780	3,533
Revenues Tarjeta Shopping			80%		64,558	30,034	24,933

TOTAL SHOPPING CENTERS (7)		214,487		99%	230,087	143,250	113,754	908,407

Notes:

(1)	Total leasable area in each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leasable area.
(3)	Total consolidated revenues, according to RT21 method, adjusted for inflation until 02/28/03.
(4)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances if corresponded.
(5)	Through Alto Palermo S.A. (APSA)
(6)	Includes revenues from Fibesa S.A. and Alto Invest S.A.
(7)	Corresponds to the “Shopping Centers” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(8)	Effective participation of APSA in each one of its business units. Irsa has a 60.69% participation in Apsa.

The following table shows a schedule of lease expirations for our shopping center properties in place as of June 30, 2005, assuming that none of the tenants exercise renewal options or terminate their lease early.

Lease Expiration as of June 30,	Number of Leases Expiring	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases (1)	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps.)	(%)
2006(2)	462	87,008	41%	31.790.080	37%
2007	283	27,899	13%	21.057.882	25%
2008	184	26,321	12%	17.688.671	21%
2009+	189	73,259	34%	15.139.852	18%
Total	1,118	214,487	100%	85,676,485	100%

Notes:

(1)	Includes only the basic rental income amount. Does not give effect to our ownership interest.
(2)	Includes stores which contracts have not been renewed yet and vacant stores at June 30, 2005.

Set forth below is information regarding our principal shopping centers.

Alto Palermo Shopping, City of Buenos Aires. Alto Palermo Shopping is a 150-store shopping center that opened in 1990 and is located in the densely populated neighborhood of Palermo in the city of Buenos Aires. Alto Palermo Shopping is located at the intersection of Santa Fe and Coronel Díaz avenues, only a few minutes from downtown city of Buenos Aires and has nearby access from the Bulnes subway station. Alto Palermo Shopping has a total constructed area of 64,672 square meters that consists of 18,055 square meters of gross leasable area. The shopping center has a food court with 22 restaurants. Alto Palermo Shopping Center is spread out over four levels and has a 647-car pay parking. Tenants in this shopping center generated average estimated monthly retail sales of approximately Ps. 1,677 per square meter for the fiscal year ended June 30, 2005. Principal tenants currently include Zara, Frávega, Garbarino, Just for Sport and Librería Jenny.

Alto Avellaneda, Avellaneda, Greater Buenos Aires. Alto Avellaneda is a 152-store shopping center that opened in October 1995 and is located in the highly populated neighborhood known as Avellaneda, on the southern border of the city of Buenos Aires. Alto Avellaneda has a total constructed area of 97,062 square meters that includes 27,313 square meters of gross leasable area. Alto Avellaneda includes several anchor stores, a six-screen multiplex movie theatre, a Wal-Mart superstore, an entertainment area, a bowling alley, a 16-restaurant food court and an outdoor parking lot. Wal-Mart purchased the space it now occupies. Tenants in this shopping center generated average estimated monthly retail sales of Ps. 788 per square meter for the fiscal year ended June 30, 2005. Principal tenants currently include Rodo, Bingo, Musimundo, Red Megatone and Compumundo.

Paseo Alcorta, City of Buenos Aires. Paseo Alcorta is a 116-store shopping center that opened in 1992 and is located in the residential neighborhood of Palermo Chico, one of the most exclusive areas in the city of Buenos Aires, within a short drive from downtown City of Buenos Aires. Paseo Alcorta has a total constructed area of approximately 54,670 square meters that consists of 14,821 square meters of gross leasable area. The three-level shopping center includes a four-screen multiplex movie theatre, a 16 restaurant food court, a Carrefour hypermarket, and a free parking lot with approximately 1,500 spaces. Carrefour purchased the space it now occupies but it pays proportional expenses of the shopping center. Tenants in this shopping center generated average estimated monthly retail sales of Ps. 1,196 per square meter for the fiscal year ended June 30, 2005. Principal tenants currently include Frávega, Rapsodia, Musimundo, Kartum and Prune.

Abasto Shopping, City of Buenos Aires. Abasto Shopping is a 175-store shopping center located in the city of Buenos Aires. Abasto Shopping is directly accessible from the Carlos Gardel subway station and is located six blocks from the Once railway terminal and a few blocks from the highway to Ezeiza International Airport. Abasto Shopping opened in November 1998. The principal building is a landmark building which during the period 1889 to 1984 operated as the primary fresh produce market for city of Buenos Aires. The property was converted into a 116,808 square meter shopping center, with approximately 39,329 square meters of gross leasable area. Abasto Shopping is located across from Torres de Abasto residential apartment development. The shopping center includes a food court with 26 restaurants covering an area of 5,600 square meters, a 12-screen multiplex movie theatre, entertainment facilities and the “Museo de los Niños Abasto”, a museum for children. Abasto Shopping is spread out over five levels and has a 2,500-car parking lot. Tenants in Abasto have generated estimated average monthly sales of Ps. 706 per square meter for the fiscal year ended June 30, 2005. Principal tenants currently include Rodo, Zara, Hoyts Cinemas, Frávega and Musimundo.

Patio Bullrich, City of Buenos Aires, Patio Bullrich is a 87-store shopping center located in Recoleta, a popular tourist zone in the city of Buenos Aires a short distance from the Caesar Park and Four Seasons hotels. Patio Bullrich has a total constructed area of 29,106 square meters that consists of 10,780 square meters of gross leasable area. The four-story shopping center includes a 15 restaurant food court, an entertainment area, a six-screen multiplex movie theatre and a parking lot with 228 spaces. Patio Bullrich is one of the highest income shopping center in Argentine, with estimated average monthly sales of Ps. 1,309 per square meter for the fiscal year ended June 30, 2005. Principal tenants currently include Etiqueta Negra, Rapdsodia, Casa López, Christian Dior and Cacharel Damas.

Alto Noa, Salta, Province of Salta. Alto Noa is a 84 store shopping center located in the city of Salta, the capital of the province of Salta. The shopping center consists of 40,248 square meters of total constructed area that consists of 18,880 square meters of gross leasable area and includes a 13-restaurant food court, a large entertainment center, a supermarket, an eight-screen movie theatre and parking facilities for 551 cars. Tenants have generated estimated average monthly sales of Ps. 334 per square meter for the fiscal year ended June 30, 2005. Principal tenants currently include Supermercado Norte Frávega, Slots, Y.P.F. and Hoyts General Cinema.

Buenos Aires Design, City of Buenos Aires. Buenos Aires Design Center is a 59-store shopping center intended for specialty interior, home decorating and restaurants that opened in 1993. APSA owns Buenos Aires Design through a 51% interest in Emprendimientos Recoleta, which owns the concession to operate the shopping center. Buenos Aires Design is located in Recoleta, one of the most popular tourist zone in Buenos Aires city. Buenos Aires Design has a total constructed area of 31,672 square meters that consists of 14,598 square meters of gross leasable area. The shopping center has 10 restaurants, is divided into two floors and has a 178-car parking lot. Tenants in this shopping have generated estimated average monthly sales of Ps. 425 per square meter for the fiscal year ended June 30, 2005. Principal tenants currently include Morph, Barugel Azulay, Hard Rock Café, Kalpakian and OKKO.

Alto Rosario, Santa Fé, City of Rosario. Alto Rosario is a shopping center of 144 stores, located in the City of Rosario, Province of Santa Fe. The center has 53,928 Sqm of fully covered surface, and 30,579 Sqm of gross leasable area. It is a modern shopping inaugurated in November 2004, its influence area being the metropolitan scale. This center is devoted to clothing and entertainments. Includes a food patio with 20 stores, a children entertainment area, a 14 cinema complex and parking lot for almost 1,800 vehicles. Monthly average sales by tenants is estimated in Ps. 329 by square meter, for fiscal year ended June 30, 2005. Principal tenants are Frávega, C&A, Sport 78, Compumundo and Red Megatone.

Mendoza Plaza, Mendoza, Province of Mendoza. Mendoza Plaza is a 151-store shopping center located in the City of Mendoza in the Province of Mendoza. It consists of 40,133 square meters of gross leasable area. Mendoza Plaza has a multiplex movie theatre covering an area of approximately 3,515 square meters, the Chilean department store Falabella, a food court, an entertainment center and a supermarket which is also a tenant. Tenants in this shopping have generated estimated average monthly sales of Ps. 463 per square meter for the fiscal year 2005. During the year a 68.8% interest was acquired to Pérez Cuesta, increasing up to 85.4%. Principal tenants currently include Falabella, Super Vea Plaza, Frávega, Garbarino and Village Cinemas.

Tarjeta Shopping. Tarjeta Shopping is a non banking credit card issued by Tarshop, which is a limited purpose credit card company engaged in credit card operations and is not affiliated to any bank. Tarshop originates credit card accounts to encourage customers to purchase goods and services from our shopping centers. Tarjeta Shopping is currently accepted at all shopping malls and an extensive network of supermarkets and stores.

At June 30, 2005 Tarshop recorded total current assets of approximately Ps. 43.2 million and a net worth of Ps. 14.2 million. During the year ended June 30, 2005 total net revenues of Tarshop amounted to Ps. 64.5 million, representing approximately 28% of APSA’s revenues for the period and recorded a net income of Ps. 7.4 million. At June 30, 2005 Tarshop had approximately Ps. 202.8 million in credit card accounts receivable, including the securitized portfolio, compared to Ps. 94.1 million at June 30, 2004.

Sales and development properties; Undeveloped parcels of land

Residential development properties

The acquisition and development of residential apartment complexes and residential communities for sale is one of our core activities. Our development of residential apartment complexes consists of the new construction of high-rise towers or the conversion and renovation of existing structures such as factories and warehouses. In residential communities, we acquire vacant land, develop the infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single-family homes. We may also develop or sell portions of land for others to develop complementary facilities such as areas for shopping in the area of the residential developments.

In fiscal year 2005 revenues from the sales and developments segment reach de sum of Ps. 32.3 million, compared to Ps. 30.3 million in fiscal 2004. The local currency was stable during fiscal year 2005, there was a low appreciation if we take as referent the beginning and closing of such year, the real estate business was pushed by the increase in the demand for any kind of property, whether office buildings, households, commercial stores and other. The current context provides incentives to the development of projects related to our real estate activity. Therefore, during fiscal year 2006 not only the ending of the projects already started is estimated but also the analysis of new undertakings.

Construction and renovation works on our residential development properties is currently performed, under our supervision, by independent Argentine construction companies that are selected through a bidding process. We enter into turnkey contracts with the selected company for the construction of residential development properties pursuant to which the selected company agrees to build and deliver the development for a fixed price and at a fixed date. We are generally not responsible for any additional costs based upon the turnkey contract. All other aspects of the construction including architectural design are performed by third parties.

Prior to the commencement of construction of a residential project, we conduct an advertising program that continues after the launching of the sales of the units. In addition, we have showcased some of our renovation projects through Casa FOA, a highly visited fundraising exhibition where architects and designers display their work. This exhibition has wide public appeal and has been a successful marketing tool for us.

The following table shows certain information and gives an overview regarding our sales and development properties:

Sales and Development Properties

	Date of acquisition	Estimated Cost/Real Cost (Ps. 000) (1)	Area intended for sale (2)	Total Units or Lots (3)	Effective	Percentage constructed	Percentage sold	Accumulated Sales (Ps. 000) (5)	Revenues for fiscal years ended June 30 (6)
					IRSA´S				2005	2004	2003
					interest				(Ps. 000)	(Ps. 000)	(Ps. 000)
Residential apartments
Torres Jardín	7/18/96	56,579	32,339	490	100%	100%	97%	70,049	21	—	161	468
Torres de Abasto (8)	7/17/94	74,810	35,630	545	61%	100%	100%	109,266	21	—	462	518
Edificios Cruceros (17)	7/22/03	5,740	3,633	40	100%	10%	—	—	—	—	—	8,141
San Martín de Tours	03/2003	12,171	2,891	1	100%	84%	—	—	—	—	—	11,743
Concepción Arenal	12/20/96	15,069	6,913	70	100%	100%	99%	11,626	—	9	100	65
Alto Palermo Park (9)	11/18/97	35,956	10,488	72	67%	100%	100%	47,467	—	—	5,305	—
Others (10)	N/A	50,196	23,900	184	N/A	N/A	99%	57,325		349	3,989	13

Subtotal		250,521	115,794	1,402	N/A	N/A	N/A	295,733	42	358	10,017	20,948

Residential communities
Abril/Baldovinos (11)	01/3/95	130,955	1,408,905	1,273	83%	100%	95%	213,374	3,820	7,369	14,161	10,453
Villa Celina I, II y III	5/26/92	4,742	75,970	219	100%	100%	99%	13,952	—	—	28	43
Villa Celina IV y V	12/17/97	2,450	58,373	181	100%	100%	100%	9,505	—	23	—	—

Subtotal		138,147	1,543,248	1,673	N/A	N/A	N/A	236,831	3,820	7,392	14,189	10,496

Land Reserve

Puerto Retiro (9)	5/18/97	—	82,051	—	33%	0%	—	—	—	—	—	46,493
Caballito	11/3/97	—	20,968	—	100%	0%	—	—	—	—	—	19,898
Santa María del Plata	7/10/97	—	675,952	—	100%	0%	—	—	—	—	—	112,771
Pereiraola (11)	12/16/96	—	1,299,630	—	83%	0%	—	—	—	—	—	21,875
Dique 4 (ex Soc del Dique)	12/2/97	—	4,653	—	100%	0%	50%	12,310	—	—	—	6,490
Benavidez	11/18/97	—	989,423	—	67%	0%	100%	11,830	—	11,830	—	8,542
Others (13)	N/A	—	3,599,629	—	N/A	—	—	—	—	—	—	100,180

Subtotal		—	6,672,306	—	N/A	N/A	N/A	24,140		11,830	—	316,249

Others
Hotel Piscis	09/30/02	5,231	—	1	100%	100%	100%	9,912	—	—	9,912	—
Santa Fe 1588	11/2/94	8,341	2,713	20	100%	100%	100%	8,166	—	—	—	—
Rivadavia 2243/65	5/2/94	8,166	2,070	4	100%	100%	100%	3,660	—	—	—	—
Libertador 498	12/20/95	7,452	2,191	3	100%	100%	100%	5,931	—	—	2,313	—
Constitucion 1159	6/16/94	2,314	2,430	1	100%	100%	100%	1,988	—	—	1,988	—
Madero 1020	12/21/95	16,008	5,056	8	100%	100%	100%	16,471	3,543	4,774	5,626	—
Madero 940	8/31/94	2,867	772	1	100%	100%	100%	1,649	—	—	1,649	—
Dique III (12)	9/9/99	25,836	10,474	3	100%	0%	30%	23,624	23,624	—	—	56,560
Other properties (14)	N/A	75,125	38,115	269		100%	92%	103,709	1,282	5,903	922	1,605

Subtotal	N/A	151,340	63,821	310	N/A	N/A	N/A	175,110	28,449	10,677	22,410	58,165

TOTAL (16)	N/A	540,008	8,395,169	3,385	N/A	N/A	N/A	731,814	32,311	30,257	46,616	405,858

Notes:

(1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation until 02/28/03
(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation until 02/28/03
(6)	Corresponds to the company’s sales consolidated by the RT21 method adjusted for inflation until 02/28/03. Excludes turnover tax deduction.
(7)	Cost of acquisition plus improvement, plus activated interest of properties consolidated in portfolio at June 30, 2005, adjusted for inflation at 02/28/03, less allowance for impairment in value, plus recovery of allowances if corresponded.
(8)	Through APSA.
(9)	Through Inversora Bolívar S.A.
(10)	Includes the following properties:, Dorrego 1916 through IRSA, República de la India 2785 (fully sold), Arcos 2343, Fco. Lacroze 1732 (fully sold), Yerbal 855, Pampa 2966 and J.M. Moreno 285 (fully sold) through Baldovinos and Alto Palermo Plaza (fully sold) through Inversora Bolívar.(IBSA)
(11)	Directly through IRSA and indirectly through IBSA.
(12)	Through Bs. As. Trade & Finance S.A.
(13)	Includes the following land reserves: Torre Jardín IV, Constitución 1159, Padilla 902 and Terreno Pilar (through IRSA), Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II (through IBSA) and Terrenos Alcorta, Neuquén, Rosario, Caballito, and the Coto project (through APSA).
(14)	Includes the following properties: Puerto Madero Dock 13 (through IRSA), Montevideo 1975 (Rosario) (fully sold) Sarmiento 517, Puerto Madero Dock 5, Puerto Madero Dock 6, Av. de Mayo 701, Rivadavia 2768 and Serrano 250 (fully sold through IRSA).
(15)	Through APSA.
(16)	Corresponds to the “Sales and Developments” business unit mentioned in Note 4 to the Consolidated Financial Statements.

(17) Represents a change in the exposure criteria, which takes as inventories certain receivables for exchange.

Apartment and loft buildings

In the apartment building market, we acquire undeveloped properties that are strategically located in densely populated areas of the city of Buenos Aires, particularly properties located next to shopping centers and hypermarkets or those that are to be constructed. We then develop multi-building high-rise complexes targeted towards the middle-income market which are equipped with modern comforts and services such as open “green areas,” swimming pools, sports and recreation facilities and 24-hour security. In the loft buildings market, our strategy is to acquire old buildings in disuse that are located in areas with a significant middle and upper-income population. The properties are then renovated into unfinished lofts allowing buyers the opportunity to design and decorate them to their preferences.

Torres Jardín, City of Buenos Aires. Torres Jardín is a high-rise residential complex located in the Buenos Aires neighborhood of Villa Crespo, five minutes from Abasto Shopping. The project originally included four 23-story towers directed towards the middle-income market; however, we decided not to construct Torres Jardín IV. Torres Jardín I, II and III have been completed and consist of 490 one, two and three bedroom residential apartments. The complex also includes 295 spaces of underground parking. As of June 30, 2005 there is one apartment and 37 parking spaces pending sale.

Torres de Abasto, City of Buenos Aires. Torres de Abasto is a 545-apartment high-rise residential apartment complex developed through APSA and is located one block from Abasto Shopping. The project consists of three 28-story buildings and one 10-story building directed towards the middle-income market. The apartments were completed in May 1999. The complex has a swimming pool, a terrace, 24-hour security, four retail stores on the ground floor of one of the buildings and 331 underground parking spaces. As of June 30, 2004 100% of the complex was sold.

Palacio Alcorta, City of Buenos Aires. Palacio Alcorta is a 191-loft residential property that we converted from a former Chrysler factory located in the residential neighborhood of Palermo Chico, one of the most exclusive areas of the city of Buenos Aires, which is a ten minute drive from downtown. The loft area ranges from 60 to 271 square meters. This project is directed towards the upper-income market and it is 100% sold. Palacio Alcorta also has seven retail units and 165 parking spaces.

Concepción Arenal 3000, City of Buenos Aires. Concepción Arenal 3000 is a 70-loft residential property located in north-central city of Buenos Aires. Each loft unit has a salable area of 86 square meters and a parking space. Lofts in this building are directed towards the middle-income market.

Alto Palermo Park, City of Buenos Aires. Alto Palermo Park is one of two 34-story apartment buildings located two blocks away from Alto Palermo Shopping in the exclusive neighborhood of Palermo. Apartments in the building are targeted towards the upper-income market. The building is also located next to its twin, Alto Palermo Plaza. The buildings are comprised of 3 and 4-room apartments with an average area of 158 square meters in the case of Alto Palermo Park and of 294,5 square meters, in the case of Alto Palermo Plaza and each unit includes an average of 18 and 29 square meter parking/storage space, respectively. These buildings were included in the assets we acquired from Pérez Companc S.A. As of June 30, 2005 100% of Alto Palermo Plaza were sold, and only one apartment is to be sold in Alto Palermo Park, which is currently rented.

Residential communities

In the residential communities market, we acquire extensive undeveloped properties located in suburban areas or neighborhoods near the city of Buenos Aires to develop private neighborhoods and country clubs in which to sell vacant lots for the construction of single family homes. In these properties we build streets and roads, we arrange for the provision of basic municipal services and amenities such as open spaces, sport facilities and security. We seek to capitalize on improvements in transportation and communication around the city of Buenos Aires, the growing suburbanization of the region and the shift of the population moving to countryside-type residential communities..

An important factor in the trend towards living in suburban areas has been the improvements and additions to the Autopista Panamericana, Avenida General Paz and Acceso Oeste highways which significantly reduce traveling time, encouraging a large number of families to move to the new residential neighborhoods. Furthermore, the improvement in public train, subway and bus transportation since their privatization also provides another factor that influences the trend to adopt this lifestyle.

As of June 30, 2005, our residential communities for the construction of single-family homes for sale in Argentina had a total of 77,686 square meters of gross salable area in the Abril, residential communities located in the province of Buenos Aires.

Abril, Hudson, Greater Buenos Aires. Abril, is one of our private residential communities. It is a 312-hectare property located near the city of Hudson, approximately 34 kilometers south of the City Buenos Aires, developed into a private residential community for the construction of single family homes directed towards the upper-middle-income market. The property includes 20 neighborhoods subdivided into 1,273 lots consisting of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000 square meter mansion and entertainment facilities. A bilingual school, horse stables and sports centers and the construction of the shopping center was concluded in 1999.

The neighborhoods have been completed and as of June 30, 2005, 95% of the property was sold.

In March 2003, 40 lots pending with Pulte were sold for Ps. 3.2 million, The payment was made by returning 27 previously purchased lots, amounting to Ps. 2.8 million, and canceling the balance of Ps. 0.5 million in cash.

Villa Celina, Greater Buenos Aires. Villa Celina is a 400-lot residential community for the construction of single family homes located in the residential neighborhood of Villa Celina, on the southeastern edge of the city of Buenos Aires, a short distance from the intersection of the Ricchieri highway and the Avenida General Paz beltway. We have been developing this property in several stages since 1994. The first three stages represent 219 lots, each measuring 347 square meters on average and the two last stages represent 181 lots. As of June 30, 2004 100% of the residential community was sold.

Undeveloped parcels of land

We have acquired large undeveloped properties as land reserves located in strategic areas for the future development of office and apartment buildings, shopping centers and single family housing. We have acquired what we believe to be two of the largest and most important undeveloped river front parcels in Buenos Aires, Puerto Retiro and Santa María del Plata, for the future development of residential and office spaces. In addition, we have benefited from the improvement of land values during periods of economic growth, As of June 30, 2005, our land reserve totaled 15 properties consisting of approximately 656 hectares (excluding Rosario, Neuquén, Caballito, and COTO air space owned by APSA).

City of Buenos Aires

Puerto Madero Dock III. Plot “5M”, located in Dique 3, East side of Puerto Madero, comprises 10,474 square meters and is subdivided in three plots. The plots were owned by three different companies: Buenos Trade & Finance Center S.A. (“BAT&FCSA”), Buenos Aires Realty S.A. (“BARSA”) and Argentine Realty S.A. (“ARSA”). We owned 50% of the capital stock of each of the companies, and the other 50% is owned by a company named RAGHSA S.A. (“RAGHSA”),

On September 7, 2004, Buenos Aires Trade & Finance Center S.A. (subsidiary company) and DYPSA, Desarrollos y Proyectos Sociedad Anónima signed a barter and option contract whereby DYPSA proposed to acquire plots 1c) and 1e) belonging to the Company valued at US$ 8.0 million and US$ 10.8 million, respectively, for the construction at its own expense and under its own responsibility of two housing buildings of 37 and 40 floors, parking lots and individual storage spaces. As consideration for the exchange of plot 1c), DYPSA agreed to deliver housing units, parking lots and storage spaces within a maximum term of 36 months, representing in the aggregate 28.50% of the housing unit area built in the first building.

Furthermore, DYPSA has an option to acquire plot 1e) mentioned above through an exchange, within a maximum term of 548 days counted as from the signing of the deed of conveyance of plot 1c) and subject to the progress of work agreed between the parties. In this case, DYPSA agreed to deliver within a maximum term of 36 months housing units, individual storage spaces and parking lots representing in the aggregate 31.50% of the housing unit area built in the second building.

These barter transactions were subject to the approval of the project by Corporación Antiguo Puerto Madero (CAPM), which resolved favorably at the closing of this year.

On November 25, 2004 the deed of conveyance of title of the lot 1c) in favor of DYPSA was signed, establishing the consideration in kind and at the same time the option to acquire in barter lot 1e) by such company as explained above. In guarantee of this transaction, DYPSA set up a first degree mortgage for US$ 8,0 million on lot 1c).

The option to exchange lot 1 e) is subject to the construction of the 13th floor of the building to be constructed on lot 1 c).

On May 18, 2005 Buenos Aires Trade & Finance Center S.A. (Trade) approved an offer of DYPSA, Desarrollos y Proyectos Sociedad Anónima made during the year and signed the preliminary sales contract for the plot of parcel 1d), owned by said company. The amount of US$ 2.2 million was delivered and DYPSA will pay the balance of US$ 6.3 million at the time of signing the pertinent deed and subsequent transfer of property, which is scheduled for November 17, 2005.

Puerto Retiro. Puerto Retiro is an 8.3 hectare undeveloped riverside property bounded by the Catalinas and Puerto Madero office zones to the west, the transportation hub Retiro to the north and the Río de la Plata to the south and east. One of the only two significant privately owned waterfront properties in the city of Buenos Aires, Puerto Retiro may currently be utilized only for port activities. We have initiated negotiations with municipal authorities in order to rezone the area. Our plan is to develop a 360,000 square meter financial center. The launching date has not been settled and consequently, the estimated cost and financing method are not decided. We own 67% of our subsidiary Inversora Bolívar S.A. (“Inversora Bolívar”), who owns a 50% interest in Puerto Retiro.

Santa María del Plata. Santa María del Plata is an undeveloped waterfront property located at the southern end of Puerto Madero, adjacent to the city of Buenos Aires nature reserve. The development will be targeted at the high-income market and will include different residential projects, taking advantage of the river and related nautical activities. The plan includes three different housing concepts: high-rise apartment buildings, smaller condominiums and neighborhoods of single-family homes. Common areas for recreation, offices, and a hotel are also included. We propose to look for a partner for the development of this project or to provide assistance through the advance sale of land to finance the cost of the infrastructure. We plan to seek a partner to provide development skills and capital for the development of this project. The framework plan is still pending final approval by the authorities. The public forum on environmental matters has already taken place and we forecast its approval shortly. Currently awaiting the necessary municipal permits to start the project, there is a surface of 40,000 Sqm rented to “Terminales Río de La Plata S.A.” for US$ 17,000 monthly.

Dock IV. This is a new office undertaking class “AAA” having a total surface of approximately 14,100 Sqm that will be devoted to rent and will also offer large office surface and plant versatility. The division alternative of the stories will allow to be occupied both by companies requiring surfaces of 200 Sqm and corporations that need a full plant. The first stage of the work is currently undergoing bidding process, for the underground and lobby, and the work documentation allowing bidding of the second stage is awaited.

Caballito. This is a non-produced property of 2.1 hectares, located at the North of the residential neighborhood of Caballito. This property has two different plots close to each other having public plazas at each corner. The intention is to develop a household complex offering a variety of types. The total surface is estimated in 18,000 Sqm approximately.

Caballito, Ferro Project. It is a property of approximately 25,539 square meters in the Buenos Aires city neighborhood of Caballito, one of the most densely populated in the City of Buenos Aires, which APSA purchased in October 1998. This plot would allow developing a shopping center having 30,000 Sqm, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. We are currently working to define the commercial project. The approval of the authorization of the Government of the City of Buenos Aires is awaited for the development of a shopping center in this plot.

Terreno Figueroa Alcorta. With respect to the plot located in the Figueroa Alcorta avenue, in front of Paseo Alcorta, we are working on the commercial project that may involve an office building and/or apartment block.

Cruceros, Dock 2. This is a unique project in Puerto Madero, This residential block of 6,400 square meters is built alongside the “Edificios Costeros” office buildings. It is aimed at the upper-income segment and most condominium areas have spectacular views of the river. It will be partially financed by means of the advance sale of apartments. The project has a progress level of 84%, and the pre-sale has started by means of “money advances” for fixing the price. Such receivables are shown in the financial statements as “inventories” until the transactions is executed.

San Martin de Tours. In March 2003 we purchased a plot located in San Martin de Tours street in the Barrio Parque district, the most exclusive residential zone in the city of Buenos Aires. With the signature of the sales contract, a prepayment of US$ 80,000 was made and at the time of the transfer of the title deed in June 2003, US$ 230,000 were paid. At that time, a mortgage was set up in favor of Providence (the seller) for US$ 750,000 as a guarantee of 25% of the functional units that IRSA must hand over when the building is completed. IRSA financed with its own working capital the construction of the high-quality “house-type” residence complex unlike other property available aimed at the high-income segment. As of June 30, 2005 the project was in its final stage.

Province of Buenos Aires

Pereiraola, Hudson. We own an 83% interest in Pereiraola S.A., a company, whose principal asset is a 130 hectare undeveloped property adjacent to Abril. We intend to use this property to develop a private community for the construction of single family homes targeted at the middle-income market. We have not yet established the costs and financing method for this proposed project.

Benavídez, Tigre. Benavídez is a 99.8 hectare undeveloped land reserve property located in Tigre, 35 kilometers to the north of downtown of the city of Buenos Aires. On May 21, 2004 the title deed was executed through which DEESA undertook to pay Inversora Bolívar S.A. US$ 3,980,000, of which US$ 979,537 were paid during the current quarter and the balance of US$ 3,000,463 will be settled with the barter of 110 residential plots that have already been chosen and established in the purchase option contract for Benavidez, included in the contract dated December 3, 2003. On that occasion, DEESA set up a senior mortgage in favor of Inversora Bolívar S.A. on the property in the amount of US$ 3,000,463, in guarantee of compliance of the transaction and handed Inversora Bolívar S.A. US$ 500,000 in guarantee deposit and surety of compliance with each and every obligation assumed. This amount will not accrue interest for DEESA and will be returned as follows: 50% of the balance with the certification of 50% completion, and the remaining 50% with the certification of 90% of completion.

Pilar. Pilar is a 74.0 hectare undeveloped land reserve property located close to the City of Pilar, 55 kilometers to the northwest of downtown of the City of Buenos Aires. The property is easily accessible due to its proximity to the Autopista del Norte. The Pilar area is one of the most rapidly developing areas of the country. We are considering several alternatives for this property including the development of a residential community or the sale of this property as it is and, therefore, we do not have a cost estimate nor a financing plan.

Other undeveloped parcels of land in the city of Buenos Aires

Our land reserve property portfolio also includes nine land reserve properties located in Buenos Aires and its surrounding areas. These properties are projected for future developments of offices, shopping centers, apartment buildings and residential communities. The principal properties include Puerto Madero Dock 4 “block 1M” and Merlo.

Other provinces

Rosario Project, City of Rosario, Province of Santa Fe. On August 25, 1998, together with Coto Centro Integral de Comercialización S.A. (“Coto”) our subsidiary APSA acquired a 213,372 square meter development property located in the City of Rosario, the third largest city in Argentina in terms of population, in a public auction conducted by the Ente Nacional de Administración de Bienes Ferroviarios (“ENABIEF”) an Argentine government entity within the Ministry of Infrastructure and Housing, dedicated to the administration of the national governments properties (subsequently ENABIEF changed its name to Organismo Nacional de Administración de Bienes del Estado -“ONABE”-).

On December 17, 1999, APSA obtained an exclusive title to a part of this property upon which it plan to develop a residential complex, and where we built the Alto Rosario Shopping having a covered surface of 53,928 Sqm and a leasable gross area of 30,579 Sqm. This shopping center was inaugurated on November 9, 2004. Currently, 98% of the 144 commercial stores are occupied.

The proposed project is composed of two parts: the first part involved the construction of a shopping center and the second part involves the construction of a residential complex of approximately 50,000 square meters.

The Coto hypermarket was opened one month later, on December 1, 2004. Furthermore, Showcase Cinemas has 14 state-of-the-art cinemas with 3,400 seats will that have been inaugurated on June 2005.

The shopping center will provide proposals in line with the needs of its public, top-quality entertainment areas and first-class services. As in the case of our other shopping centers, we seek to ensure our customers are identified with our product.

This flow of investments in the area is already having a positive economic impact. It is estimated that 4,000 job positions have been generated by this undertaking, and the community is already noticing an urban revaluation of the area. Investments have been made in road works and repair of facades, and the Company has made donations to improve parks near its premises.

Neuquén Project, Province of Neuquén. On July 6, 1999 we purchased through our subsidiary APSA a 94.6% interest in Shopping Neuquén S.A. (“Shopping Neuquén” or “the Company”) for Ps. 4.2 million. On September 1, 1999 payment of Ps. 0.9 million was made, and the remaining Ps. 3.3 million were to be paid on July 5, 2001 or when the shopping mall it was planned to build on the property owned by Shopping Neuquén S.A. was inaugurated, whichever took place first. As of June 30, 2005 this payment has not been made.

Shopping Neuquén S.A. sole asset comprises of a piece of land of approximately 50,000 square meters with preliminary governmental approval for construction of a shopping center, a hypermarket, a hotel and building houses.

In June 2001 Shopping Neuquén S.A. filed a request with the municipality of Neuquén for extension of the original construction timetable and for authorization to allow transferring to third parties certain plots in which the mentioned land is divided in order that each participant of the commercial undertaking to be build would be able to construct on its own land. The extension should be approved by the City Council of the Municipality of Neuquén, which is the municipal legislative body.

On December 20, 2002, the Municipality of Neuquén issued Decree 1437/02 rejecting the application by Shopping Neuquén S.A. for a readjustment of the terms for the construction of the undertaking and the authorization to transfer part of the land to third parties. In addition, the rights arising from Ordinance 5178 were declared to have lapsed, and the exchange of contracts for the purchase of the land was deemed void, with the loss of the improvements made in favor of the Municipality of Neuquén, without the right to compensation or any claim by Shopping Neuquén S.A.

In response to the terms of the mentioned Decree, on January 21, 2003 Shopping Neuquén S.A. applied for the administrative measure to be revoked, offering and attaching documentary proof of the reasons for such a revocation and requesting authorization for the presentation of a new schedule, prepared on the basis of the current situation and reasonable short and medium-term projections.

The mentioned remedy was rejected by the Municipal authorities by means of Decree No.585/2003, as a result, on June 25, 2003 Shopping Neuquén S.A. filed an “Administrative Procedural Action” in the High Court of Neuquén, requesting -among other matters- that Decrees 1437/2002 and 585/2003 issued by the Municipal Mayor be declared null and void.

On December 21, 2004 Shopping Neuquén S.A. was notified of a resolution of the High Court of Neuquén by which it declared the expiry of the administrative procedural action filed by the Company against the Municipality of Neuquén. Such Court decision is not final.

At June 30, 2005, Shopping Neuquén S.A. is negotiating with the Municipality of Neuquén the terms of a framework agreement that will establish the conditions for a reactivation of the development and construction of the commercial undertaking which should then be incorporated to a new Municipal Ordinance that would modify or annul the original one.

If the time extension is not approved, the Municipality of Neuquén could request that the real estate sold on a timely basis be returned, and in such a case Shopping Neuquén may not recover its initial investment.

In addition, on August 15, 2003, we learnt that 85.75% of the former shareholders of Shopping Neuquén had filed suit against us demanding payment of the balance of the price, plus interest and legal costs.

Although we are still negotiating a new agreement with the previous shareholders and the Municipality of Neuquén, having good prospects of reaching an agreement, we cannot assure that the outcome will be favorable.

Hotels

At the end of the 1997 fiscal year, we acquired the Hotel Llao Llao, our first luxury hotel. Some months later, as part of the acquisition from Pérez Companc of the Old Alto Palermo, we acquired an indirect 50% interest in the Hotel Intercontinental in Buenos Aires which we own through our subsidiary Inversora Bolívar. In March 1998, we acquired the Hotel Libertador. During fiscal year 1999, we sold a 20% interest in the Hotel Libertador to Hoteles Sheraton de Argentina S.A.C, (“Hoteles Sheraton de Argentina”) and during the fiscal year 2000, we sold 50% of our interest in the Hotel Llao Llao to the Sutton group.

The following chart shows certain information regarding our luxury hotels:

Hotel properties

Hotel	Date of acquisition	Effective IRSA´s interest %	Number of Rooms	Average occupancy% (1)	Avg. price per room Ps.(2)	Revenues for fiscal years ended June 30,			Book value as of June 30, 2005 (Ps. 000)
						2005	(Ps.000) (3) 2004	2003
Inter-Continental (4)	11/97	51	309	71.5	275	33,228	26,079	22,297	57,073
Sheraton Libertador (5)	3/98	80	200	85.2	231	20,556	15,650	11,529	36,700
Llao Llao (6)	6/97	50	158	70.8	547	33,336	29,566	23,560	33,097
Hotel Piscis (7)	9/02	—	—	—	—	—	—	344	—

Total HOTELS (5)			667	75.4	320	87,120	71,295	57,730	126,870

Notes:

(1)	Accumulated average in the twelve-month period.
(2)	Accumulated average in the twelve-month period.
(3)	Corresponds to our total revenues consolidated by the R21 method adjusted by inflation until 02/28/03.
(4)	Through Nuevas Fronteras S.A. (Subsidiary of de Inversora Bolivar S.A.)
(5)	Through Hoteles Argentinos. S.A.
(6)	Through Llao Llao Resorts S.A.
(7)	The Piscis Hotel was sold on March 19, 2003.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro. Hotel Llao Llao is located on the Llao Llao península, 25 kilometers from the City of San Carlos de Bariloche, and is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993. The building has a total constructed surface area of 15,000 square meters and 158 rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, health club, spa, game room and swimming pool. The hotel is a member of “The Leading Hotels of the World” and is currently being managed by Compañía de Servicios Hoteleros S.A. which manages the Hotel Alvear, a luxury hotel located in the Recoleta neighborhood of the city of Buenos Aires.

A “suit extension” is currently being carried out in the hotel that will increase its capacity by 25%, totaling 200 rooms. The total amount of the estimated investment is US$ 7 million, including other improvements in the kitchen and laundry, and the construction of a new last tech purifying plant. The first stage of the “movement of soils” is in the final process, and the second stage is to be awarded shortly so that works can start in September 2005. Completion of all these works is estimated for December 2006.

Hotel Intercontinental, City of Buenos Aires. Hotel Intercontinental is located in the downtown city of Buenos Aires neighborhood of Monserrat, adjacent to the Intercontinental Plaza office building. This property was also a part of the acquisition of Old Alto Palermo from Pérez Companc. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 569 square meter ballroom. Other amenities include a restaurant, a business center, a spa and a fitness facility with swimming pool. The hotel was completed in December 1994 and has 309 rooms, alter having included during the year 3 rooms to become “Junio Suits”. The hotel is managed by the Intercontinental Hotels Corporation, a United States Corporation.

Hotel Sheraton Libertador, City of Buenos Aires. Hotel Sheraton Libertador is located in downtown City of Buenos Aires at the corner of the streets Córdoba and Maipú, one block from Galerías Pacífico. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool. In March 1999, we sold 20% of our interest in the Sheraton Libertador Hotel for US$ 4.7 million to Hoteles Sheraton de Argentina. The hotel is managed by Sheraton Overseas Management Corporation, a United States Corporation.

Works are in process to remodel rooms and saloons, and improvement of elevators is undergoing bidding process. Also, new wall to wall carpets are being placed in different hotel sectors (lobby bar, saloons, circulating corridor). The estimated total amount of the investment is US$ 2.5 million and works are estimated to end during October / November 2006.

Hotel Piscis and Valle de Las Leñas. On 18 March 2003 we sold Hotel Piscis and 31% of the share capital and convertible negotiable bonds of Valle de Las Leñas S.A., which had been purchased eight months previously. Valle de Las Leñas is the operator of one of the leading Argentine ski resorts and Hotel Piscis is a five-star hotel located in this tourist resort. The stock was sold for US$ 6.5 million and the hotel was sold for US$ 3.2 million. This transaction represented an extraordinary profit of US$ 5.9 million.

Altocity.com. Altocity.com S.A. is a retail e-commerce company, and a company rendering services to large and medium size companies that allow electronically selling their products both country and world-wide.

Altocity.com S.A. is a company resulting from our partnership with Telefónica de Argentina S.A. (Telefónica). Altocity enables us to expand our physical business to include new sales channels such as Internet., and at the same time allows Telefónica to enter in the e-retaining business and sale of e-commerce services. Telefónica is a telecommunications leader in all Spanish and Portuguese speaking countries. Also, Telefónica is the largest Spain multinational company and, in Argentina, is one of the media leaders, having a significant share in the two most important TV signals of open television in the country, and also has radio and other companies related to media.

Five years from its launch, Altocity offers an attractive integral product selection, with a broad range of categories and brands, forms of payment, support and a request and delivery system, combined with a high-quality image.

Monthly average sales increased from $ 299,674 to $ 396,673 between fiscal years 2004 and 2005 respectively, representing a positive variation of 32%. Also, in respect of traffic, clients´ portfolio and transactions, all these items show an improvement in comparison with the previous period.

	June 30, 2004	June 30, 2005
Unique visitors per month	300,000	352,000
Daily average	13,000	16,000
Registered citizens to date	55,000	82,000
Transactions to date	52,000	76,000

Altocity has set itself the main objective of carrying out intensive work in the following areas:

•	Marketing of the portal, loyalty activities and new customers

•	e-commerce services

•	Barter and reward program

Policies in relation to certain activities

We discuss below our objectives and investment policies in relation to certain other activities. These policies may be modified or revised periodically at the discretion of the Board, without the need for a vote by shareholders.

Investment objectives and policies

We will attempt to achieve these objectives through:

•	the purchase and development of residential properties, mainly with the intention to sell them subsequently;

•	the purchase, development and exploitation of office and retail store buildings not constituting shopping malls, mainly for rental purposes;

•	the purchase, development and exploitation of luxury hotels; and

•	the purchase of reserves of undeveloped land for future development or sale.

Our strategy consists of increasing cash flows and the value of our assets by means of the continuous expansion of our diversified portfolio of properties and assets through the purchase, development and operation of properties, either individually or with partners, in all segments of our commercial activity.

We are able to change existing policies in any of these activities without the need for a shareholders’ vote.

During fiscal 2005 the rental of offices and retail outlets continued to grow strongly, as did the hotel business, which in contrast to previous years recorded an excellent performance thanks to the impulse given to tourism. In this period the residential property market also began to recover, and we have therefore begun to evaluate and develop new undertakings based on own land reserves and those of others, exchanging land for constructed units. The economic recovery has led us to resume business in this segment, which had been halted because of the recession.

In future we expect to continue to concentrate on the rental of offices and retail stores, as well as the exploitation of luxury hotels. Taking advantage of the favorable economic conditions, we also expect to continue with the evaluation and development of residential properties for sale. Historically, the purchase of undeveloped land has been the only activity for which the main objective was to record capital gains, the remaining areas of our company being designed to generate revenue. Nevertheless, in the past we have sold properties belong to other segments, and we expect to continue to do so, with the aim of generating capital gains.

We grant mortgage loans to encourage the sale of units from our development projects. Most of this mortgage portfolio was sold in December 2001, but we have made a small number of new loans since that date.

We may purchase rental property as a long-term investment, or sell such property, in full or in part, when circumstances are favorable. In addition, we can purchase property for development and sale, in full or in part, when circumstances are favorable. We do not have any specific policy with regard to the periods for holding our properties, and we can dispose of them in full or in part whenever it appears suitable. We participate, and may continue to do so, in real estate activities through subsidiary companies or with other

Argentine or foreign companies, in the holding of properties through strategic alliances and in other property-sharing associations which we may or may not control. We are currently contemplating the possibility of purchasing additional properties within Argentina.

In the past we have not invested in mortgage portfolios or sold or transferred to third parties our mortgage loans under the financing programs for the purchase of units of the properties we have developed. Nevertheless, as a result of the recent development of a legal framework for the secondary mortgage market in Argentina, we cannot guarantee that we might not participate in such operations in future.

We have in the past securitized loans to third parties in relation to their real estate transactions, and may continue to do so.

Financing policies

In the past we have obtained financing through the issue of shares, the use of debt instruments at fixed and variable rates and short-term lines of credit. We may in future incur in additional borrowing when the Board decides the time is appropriate. Management considers that additional financing may be necessary and will be obtained through a combination of the methods listed above, or through other types of financing, such as mortgages and the issue of asset-backed debt instruments. See “Operating and Financial Review and Outlook.”

Other policies

We have issued, and may issue in future senior debt securities. See “Operating and Financial Review and Outlook.” We may also invest in debt securities or shares of other companies not involved in the real estate business. In the last four years we have not issued securities in exchange for properties. Between January and March 1999 we acquired 2,432,932 of our own shares in circulation, and between May and October 2000 we purchased 20,729,472 own shares. The Shareholders’ Meetings held on October 28, 1999 and October 30, 2000 approved the distribution of such shares. In addition, between November 2000 and January 2001 we purchased 4,587,285 of our own shares, which were distributed according to the terms of the shareholders’ meeting dated November 5, 2002. At present we have no intention of repurchasing own shares, unless it is determined that it will be beneficial to our shareholders, and as long as market conditions support such an action, in the context of the powers granted by the by-laws, legislation and applicable regulations.

Dividend Policy

Pursuant to the Argentine law, the distribution and payment of dividends to shareholders is valid only if they result from realized and net earnings of the company pursuant to an annual financial statements approved by the shareholders. The Board of Directors may declare interim dividends, in which case each Board member and member of the Surveillance Committee will be severally responsible for the return of such dividends if at the end of the fiscal year in which such interim dividends were paid the realized liquid profits were to be insufficient to allow the payment of such dividends. The approval, amount and payment of dividends are subject to the approval of our Annual Ordinary Shareholders Meeting. That approval requires the affirmative vote of the majority of the present votes with right to vote at the meeting.

In view of their ability to exercise significant influence over the selection of Board members, our principal shareholders have the power to control the declaration, amount and payment of dividends, subject to Argentine legislation and Company by-laws.

The Board submits the annual report and balance sheet of the Company for the previous fiscal year together with the reports from the Surveillance Committee for the approval of the annual general meeting of shareholders. The annual ordinary shareholders’ meeting called to approve the annual report and financial statements and to determine the distribution of the Company’s net income for the year must be held prior to October 30 each year. Pursuant to the Law of Corporations and our bylaws, liquidated and realized profits of each fiscal year shall be distributed as follows:

•	5% to the legal reserve fund until reaching 20% of our capital stock;

•	a certain amount determined at a Shareholders’ meeting is allocated for the compensation of our directors and members of the supervisory committee; and

•	dividends, additional dividends to preferred shares if any, or to optional reserve funds or contingency reserves or to a new account, or for whatever purpose the shareholders’ meeting determines are distributed.

According rules issued by the Argentine Comisión Nacional de Valores, cash dividends must be paid to shareholders within 30 days of the resolution approving their distribution. In the case of stock dividends, the shares must be delivered within three months of the holding of the annual general meeting that were to have approved them.

If and when our Company declares and pays dividends on its ordinary shares, the holders of global share certificates in the Company, each representing the right to receive 10 ordinary shares (the “GDS”) at the corresponding registration date shall have the right to receive the dividends due on the ordinary shares underlying the GDS subject to the term of the Modified and Ordered Deposit Contract dated December 12, 1994 signed between our Company, The Bank of New York and the eventual holders of the GDSs. Cash dividends are to be paid in pesos, and except in certain circumstances they will be converted by the Depository into dollars at the rate of exchange in force at the date of conversion and shall be paid to the holders of the GDSs net of any commission on the distribution of dividends, costs and conversion charges, taxes and official dues.

In the past, we paid dividends in cash and stock that averaged Ps. 0.11 per share, At our shareholder’s meeting held on October 30, 2000, our shareholders approved the distribution of 20,729,472 treasury shares on a pro rata basis.

With regard to the fiscal year ended June 30, 2001, there was a loss of Ps. 59.9 million. In order to keep adequate liquidity level, to reduce the outstanding debt and the financial burden, we did not pay any cash dividends.

During fiscal year 2002 the Company reported a loss of Ps. 539.1 million. Consequently, we maintain our policy not to distribute cash dividends. However, the shareholders’ meeting held on 5 November 2002 resolved the distribution of a total of 4,587,285 treasury shares (purchased at an average approximate price of Ps. 2.15 per share) prorated and in proportion to the corresponding shareholdings.

In accordance with certain obligations assumed by our company, there are limitations on the dividends that we can distribute. Under the Unsecured Loan Agreement for US$ 51 million, our company: (i) shall be able to pay dividends or make any distribution or repurchase of debt or shares except for restricted payments from our subsidiaries to our company, (ii) restricted payments can be made as long as no event of default shall have occurred and be continuing or would occur as a consequence thereof, and no breach of the financial covenants shall have occurred in the calculation period immediately preceding the proposed date of such restricted payment.

The Fourth Supplemental Indenture that governs the terms of the Class 3 Floating Rate Notes for US$ 37.4 million contains the same restrictions on the payment of dividends, although limited to the existence of outstanding Class 3 Floating Rate Notes.

During fiscal year 2003 the Company reported a profit of Ps. 286.4 million, although owing to the restrictions arising from our debt instruments we are prevented from distributing dividends.

Net income for fiscal year 2004 was Ps. 87.9 million. Due to the restrictions described above, we have not distributed dividends.

We obtained an income of Ps. 103.2 million in fiscal year 2005, although we cannot appropriate dividends in accordance with the above-mentioned restrictions.

As the shareholders are aware, the Company is temporarily restricted in the distribution of dividends due to the financial commitments assumed. Although we expect to distribute cash dividends in the future, we cannot assure that we will be able to do so.

The table that follows presents the dividend payment ratio and the total amount of dividends paid for each fully paid-in common share for the mentioned years. Figures in Pesos are stated in historical Pesos at the corresponding, See “Exchange Rate”.

	Payments (1)
Year declared	Cash dividends	Stock dividends	Total per share
	(Pesos)	(Pesos)	(Pesos)
1995	0.094	0.06	0.154
1996	0.092	—	0.092
1997	0.110	—	0.110
1998	0.060	0.05	0.110
1999	0.076	0.04	0.116
2000	—	0.20	0.204
2001	—	—	—
2002	—	—	—
2003	—	—	—
2004	—	—	—

Note:

(1)	Corresponds to per share payments. To calculate the dividends paid per GDS, the payment per share should be multiplied by ten.

SUBSEQUENT EVENTS

These events took place subsequent to June 30, 2005, the year-end closing date:

Share acquisition in Canteras Natal Crespo S.A. During July 2005 we acquired to Ecipsa Holding S.A. (ECIPSA), 38.45% of the shares of Canteras Natal Crespo S.A. Such shares have equal percentage of votes. The total amount agreed for such purchase was US$ 1.3 million.

Additionally, in accordance with the contracts signed by us, where the obligation to buy and ECIPSA has the obligation to sell 50% of the additional shares of Canteras Natal Crespo S.A. that ECIPSA will acquire in the future to the remaining shareholders. The agreed price was U$S 11.35 per share. If ECIPSA acquires the remaining holding of 23.1%, we will have to pay US$ 0.4 million for an additional ownership interest of 11.55%

Canteras Natal Crespo S.A. is a company located in the Province of Cordoba. The main activity of Canteras Natal Crespo S.A. is the development of own or third parties´ plots, countries, sale or rent of plots of land, production of quarries, real estate and house-building.

Investment in IRSA Telecomunicaciones N.V. (ITNV) As of June 30, 2005 our share in ITNV (through our subsidiary Ritelco S.A.) represented 49.36% of its common capital. Ritelco S.A. had discontinued applying the equity method in this investment due to the mandatory redeemable preferred shares that ITNV had issued, taking into account that Ritelco S.A. had neither guaranteed the ITNV obligations nor it had committed itself to financially support such company. This is the reason why the investment in ITNV was valued zero.

On August 19, 2005 a contract to sale shares was entered into between ITNV, Ritelco S.A. and Dolphin Fund PLC (another ITNV shareholder). Under such contract ITNV acquired all the common stock held by these shareholders (4,106,000 and 1,675,000 shares, respectively) in an amount of US$ 0.147 per share, the total amount of the operation being US$ 850, of which US$ 604 correspond to Ritelco S.A.

Taking into account the above-mentioned transaction occurred subsequent to year-end, Ritelco S.A. resumed applying the equity method of accounting to its investment in ITNV up to the limit of its recoverable value. Consequently, Ritelco S.A. recorded a gain of US$ 603,719 as of June 30, 2005.

Transfer of Banco Hipotecario S.A. shares. On August 9, 2005 the Buenos Aires Trade and Finance Center S.A. acquired 2,305,122 and 335,893 shares of Banco Hipotecario S.A. to IRSA Inversiones y Representaciones S.A. and Ritelco S.A., respectively, in the amount of US$ 0.00457 per share, the total of the operation amounting to US$ 12,076.

Standard agreement with Argentimo S.A. and Constructora San José Argentina S.A. Our subsidiary, APSA, together with Argentimo S.A. and Constructora San José Argentina S.A. have entered into a standard agreement by which the bases and guidelines are established on which they will all carry forward a negotiating process in order to project, register, organize, construct and develop a shopping center and an apartment building and/or office building.

In the context of the contract referred to above, the Company opened an escrow account in the Deutsche Bank (Escrow Agent) in favor of Argentimo S.A. in an amount of US$ 3 million, which will remain deposited until a series of requirements of the project are complied with, and which will be computed as payment to account of the transaction on a timely basis.

If towards the ending of negotiating terms, the Parties have not entered into all the final agreements, notwithstanding the reason, the Escrow Agent should return to Alto Palermo S.A. (APSA) the amount of the escrow added the respective interest, without generating any right whatsoever in favor of Argentimo S.A.

The negotiation terms and conditions of the Final Agreement will terminate on December 6, 2005, unless all the Parties decide to postpone such date by means of executing a specific agreement.

SUMMARY OF SELECTED CONSOLIDATED FINANCIAL AND OPERATING

INFORMATION

The following table sets out a brief summary of our financial and operating information at June 30, 2005 and 2004 and for the fiscal years then ended. This information is derived from our audited consolidated financial statements and their corresponding notes (the “Audited Consolidated Financial Statements”). Since the information disclosed in the following table is a summary, it does not contain all the information disclosed in the Audited Consolidated Financial Statements.

	As of and for the Year Ended June 30, (1)
	2005	2004
	Ps. (000)	Ps. (000)
Revenues	369,889	260,805
Costs	(166,805)	(147,416)
Gross profit	203,084	113,389
Selling expenses	(37,882)	(21,988)
Administrative expenses	(69,724)	(50,240)
Income from valuation of inventories at net realizable value	17,317	—
Net gain in credit card trust	423	261
Gain from operations and holdings of real estate assets	27,938	64,343
Operating income	141,156	105,765
Amortization of goodwill	(1,663)	(2,904)
Gain on equity investments	66,894	26,653
Financial results net	(12,217)	10,546
Other income and expenses, net	(14,566)	(13,636)
Income tax and Minimum presumed tax	(53,207)	(25,720)
Minority interest	(23,152)	(12,842)
Income tax and Minimum presumed tax	(53,207)	(25,720)
Net income	103,245	87,862
Basic net income per share	0.37	0.39
Basic net income per GDS	3.68	3.90
Diluted net income per share	0.23	0.23
Diluted net income per GDS	2.31	2.26

BALANCE SHEET DATA
Cash and banks and current investments	211,934	163,900
Inventories	65,626	10,572
Mortgage and lease receivables, net	65,481	34,431
Current assets	389,735	261,651
Non-current investments	531,606	512,911
Fixed asset, net	1,436,628	1,265,666
Total assets	2,524,426	2,208,326
Short-term debt (2)	119,380	137,345
Total current liabilities	310,977	256,022
Long-term debt (3)	417,382	468,807
Total non-current liabilities	515,381	522,213
Shareholders’ equity	1,252,229	959,854

	As of and for the Year Ended June 30, (1)
	2005	2004
	Ps. (000)	Ps. (000)
Other financial data
EBITDA(4)	178,430	110,553
Depreciation and amortization(5)	74,091	65,491
Capital expenses (6)	105,350	152,979
Net cash provided by (used in):
Operating activities	93,490	73,414
Investing activities	(126,682)	(95,909)
Financing activities	52,868	(47,649)

Notes:

(1)	In thousands Pesos, except for information per share.
(2)	Includes short-term loans, the current mortgages payable and the current portion of seller financings.
(3)	Includes long-term loans, non-current mortgages payable and the non-current portion of seller financings.
(4)	EBITDA is net income plus, when previously deducted, expenses for consolidated interest, consolidated income tax, consolidated depreciation, and amortization, losses derived from operations and holdings of real estate assets and other non-monetary items that reduce or increase net income, plus cash dividends received from non-consolidated subsidiaries less any income derived from the valuation of investments in affiliated companies using the equity method of accounting and minority interests. EBITDA should not be considered as an alternative to (i) net income or operating income as a measure of our operating performance, or (ii) the cash flows on operating activities as a measure of our financial performance. Does not include income from subsidiaries.
(5)	Included in operating income.
(6)	Includes the purchase of inventories, fixed assets and long-term investments.

OPERATING AND FINANCIAL REVIEW AND OUTLOOK

The following analysis should be read together with our Consolidated Financial Statements. For the purposes of the following analysis, our reference to “Consolidated Financial Statements” relates to our audited consolidated financial statements and their notes corresponding to the fiscal years ended June 30, 2005 and 2004.

Variability of results

A principal source of our revenue is rental income derived from leases of office and retail properties and sales of developed properties. Nevertheless, our historical revenues have varied from period to period depending upon the timeliness of sales of properties. No assurance can be given that our period to period results of operations will not continue to vary as a result of periodic property sales.

Consolidation

The Company has consolidated its Balance Sheets at June 30, 2005 and 2004, and the statements of income and cash flows for the years ended June 30, 2005 and 2004 line by line with the financial statements of its controlled companies, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires.

Balances and significant transactions with controlled companies have been eliminated in the consolidation.

Certain information amounts in the financial statements at June 30, 2004 were reclassified for disclosure on a comparative basis with those for the year ended June 30, 2005.

The financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements has been discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements has been reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 are stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for years ending as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through September 30, 2003. At June 30, 2005 however, this deviation has not had a material effect on the financial statements.

The rate used for restatement of items in the financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

Revenue recognition

We primarily derive our revenues from domestic office and shopping center leases and services operations, the development and sale of properties, hotel operations and to a lesser extent, from e-commerce activities. This section reflects our revenue recognition policies and those of our controlled and jointly-controlled subsidiaries.

Development and sale of properties. We generally enter into purchase and sale agreements with purchasers of units in our residential development properties prior to the commencement of construction. Pursuant to this practice, we initiate our marketing and sales efforts on the basis of already-commissioned architectural designs and model units. As a general rule, purchasers pay a booking charge for the units and subsequently enter into fixed price purchase and sale agreements by advancing us approximately 5% of the purchase price and agreeing to advance an additional 20% of the purchase price in equal installments over an agreed upon construction period. The balance of the purchase price is due upon delivery of the constructed and completed unit.

Construction of such residential development properties is done pursuant to “turn-key” contracts with major Argentine and South American construction companies that provide for construction to be completed within a prescribed period and budget, subject to customary exceptions.

We record revenue from the sale of properties when all of the following criteria are met:

•	the sale has been consummated;

•	there is sufficient evidence of the buyer’s initial capacity and commitment to pay for the property;

•	our receivable is not subject to future subordination; and

•	we have transferred to the buyer the risk of ownership, and do not have a continuing involvement in the property.

We use the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. We do not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun.

The percentage-of-completion method of accounting requires management to prepare budgeted costs (i.e., the estimated costs of completion) in connection with sales of properties / units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

Under this method of accounting, revenues for work completed may be recognized in the statement of income prior to the period in which actual cash proceeds from the sale are received. In this situation, a deferred asset is recorded. Alternatively, and as is more common for us, where property / unit purchasers pay us an advance down-payment and monthly cash installments prior to the commencement of construction, a liability is recorded. This is recorded as a customer advance in the financial statements.

Leases and services from office and other buildings. Leases with tenants are accounted for as operating leases. Tenants are charged a base rent on a monthly basis. Rental income is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the consolidated balance sheets.

Leases and services from shopping center operations. Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent which consists of the higher of (i) a monthly base rent and (ii) a specified percentage of the tenant’s monthly gross retail sales which generally ranges between 4% and 8% of tenant’s gross sales. Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the consolidated balance sheets.

Certain lease agreements contain provisions which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. We determine the compliance with specific targets and calculate the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, our lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

We also charge our tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

Credit card operations. Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized when earned.

Hotel operations. We recognize revenues from our rooms, catering, and restaurant facilities as earned on the close of business each day.

Rental property depreciation

We compute depreciation using the straight-line method over an estimated useful life of 50 years for buildings, ten years for facilities, five years for furniture and other equipment and three years for computer equipment, all of which are judgmental determinations. These determinations may prove to be different than the actual life of the properties.

Effect on us of devaluation and economic crisis

All of our assets are located and our operations are performed in Argentina. Accordingly, our financial condition and results of operations depend substantially upon economic conditions prevailing in Argentina. Due to a four-year-old recession, the Argentine economy has deteriorated sharply. However, during year 2003 certain signals of recovery appeared in the economy, which continued strengthening during 2004 and 2005.

In the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3.4% in 1999, 0.8% in 2000 and 4.4% in 2001, during the second half of 2001. Argentina’s recession worsened significantly, precipitating a serious political and economic crisis. During 2002, the gross domestic product decreased 10.9% as compared to 2001. In 2003, the economy began to recover, closing the year with year-on-year growth of 11.7%. Exceeding growth expectancies, in 2004 the GDP increased 9.0% in comparison with 2003. Estimates are that during 2005 the GDP will increase 7.5% in comparison with 2004, consolidating the economy expansion.

On December 23, 2001, President Adolfo Rodriguez Saá declared the suspension of the payment of foreign debt and later Eduardo Duhalde ratified his decision. On January 6, 2002, the Congress enacted the Public Emergency Law which repeals several provisions of the Convertibility Law which prevailed in Argentina for 10 years, and the executive branch announced the devaluation of the Peso are settled in the Only and Free Exchange Market at a floating market rate depending on supply and demand. This new legislation had a material adverse impact on our financial position and the results of our operations in fiscal year 2002, which was mostly offset during fiscal year 2003, 2004 and 2005.

During fiscal year 2005, the Government of President Néstor Kirchner submitted a proposal to creditors to continue the payments of the external debt. We would mention that the official offer of the sovereign debt exchange obtained very good results and was 76.07% supported by creditors. The Government was able to record a partial remission of the debt in terms of current value of 65.2%, which exceeds any remission recorded in any other debt restructuring process in other countries. This significant advancement represented an opportunity for the country to recover the international market reliability and allowed generating an economic context of higher feasibility, which in turn will encourages the concretion of future investments.

Effects of inflation

The Argentine peso devaluation by the Executive Power carries the risk of a significant inflation increase.

Following are the annual inflation indices that reflect the variation with respect to equal month of the previous year published by the Argentine Ministry of Economy:

Year ended June 30,	Consumer Price Index	Wholesale Price Index
1997	0.9%	0.1%
1998	1.1%	-1.9%
1999	-1.3%	-5.3%
2000	-1.1%	4.4%
2001	-0.3%	-1.6%
2002	28.4%	95.6%
2003	10.2%	8.3%
2004	4.9%	0.1%
2005	9.0%	7.7%

In 2005, inflation was one of the central topics of the economy. Retail prices accumulated an important increase during the first part of the year, generating preoccupation in respect of the future evolution of retail prices as it is difficult to estimate an inflation rate for year-end lesser to the high estimated level of 10,5% performed by the Ministry of Economy at the beginning of 2005. Such increase of the inflation risk could erode the macroeconomic stability currently attained and would adversely impact on the development of our operation.

Effects of interest rate fluctuations

Most of our U.S. dollar denominated debt accrued interest at a floating rate. An increase in interest rates implied significant increase of our financial costs and materially affect our financial condition and our results of operations.

During fiscal year 2005, with a macroeconomic context in which interest rates were decreasing, a swap interest rate transaction was performed for the IRSA debt. Through such transaction a fixed rate will be paid for interest accrued as from August of the next fiscal year. In this form the risk of fluctuating interest rates of such debt was limited.

Effects of foreign currency fluctuations

A portion of our financial debt is denominated in U.S. dollars. Foreign currency exchange rate fluctuations significantly increases the risk of default on our mortgages and lease receivables, since many of our customers have cash flows in pesos and consequently will therefore experience a relative increase in their U.S. denominated liabilities compared to their Peso denominated revenues. Foreign currency exchange restrictions hereafter imposed by the Argentine Government could prevent or restrict our access to U.S. dollars, affecting our ability to service our U.S. dollar- denominated liabilities.

Suspension of the application of section 206 of the Law of Corporations No. 19,550

At June 30, 2002, the negative results recorded by our us absorbed more than 50% of capital and reserves, Section 206 of the Law of Corporations No. 19,550 establishes mandatory capital reduction when such a situation exists, However, in view of the crisis that Argentina faced up in 2001, Decree No.540/2005 suspended the application of this section until December 10, 2005.

Operating costs and expenses

Allocation of selling expenses to business segments

Selling expenses related to the shopping centers and hotels segments are directly allocated to such segments because such segments are individually managed and clearly identifiable. The remaining selling expenses are allocated among the development and sale of properties and offices and other non-shopping center rental properties segments, excluding, if existing, those located in shopping centers and hotels, based on the cost center which originated them.

Allocation of administrative expenses to business segments

Administrative expenses related to our shopping centers and hotel business segments are directly attributable to such segments because such segments are individually managed and are clearly identifiable. The remaining administrative expenses are allocated as follows:

•	Administrative expenses without considering the original cost center are 57.80% assigned to the Sales and Development segment, and 42.20% to the Offices and Other buildings for rental segment. Such percentages are calculated on the basis of operating assets and on revenues generated by each segment.

•	Administration expenses with APSA cost center or hotels are assigned directly to the Shopping Centers and Hotels segments.

Allocation of results from the rescission of towers

These results derive from the rescinding of purchase agreements for units in Torres de Abasto in APSA and are allocated to “Sales and Developments”.

Allocation of profits from our interest in the Tarjeta Shopping trust funds

This allocation of profits stems from the interest of APSA in the Tarjeta Shopping trust funds. These profits have been allocated to the “Shopping Centers” segment.

Allocation of results from operations and the holding of real estate assets

These results are allocated to the segment that generates them,

Allocation of the goodwill amortization

This includes mainly the amortization of goodwill stemming from the acquisition of APSA and APSA subsidiaries, which is allocated to the “Shopping Centers” segment.

Allocation of other expenses and revenues to business segments

Financial results, net Includes interest income, interest on discounting of assets and liabilities, gain on financial operations, financial expenses, gain (loss) on exposure to inflation, exchange gain (loss) and other financial results allocable to each segment, as described below:

Gain on financial operations. Only income related to Shopping Centers and Hotels were segregated by segment, as in these cases each of them manages the financial surplus recorded. The remaining amounts are recognized under “Financial Operations and Others” as they are not directly related to any specific segment,

Interest income, interest on discounting of assets and liabilities and financial expenses. Only the results generated by APSA and Hotels are recorded in the Shopping Centers and Hotels segments. The remaining results are prorated among Sales and Development, Offices and Others, Hotels, Shopping Centers and “Financial Operations and Others” in proportion to the corresponding assets to each segment.

Gain on exposure to inflation, exchange gain (loss) and other financial results. In the case of Shopping Centers and Hotels, they are charged to the segments giving rise to them. The remaining items are recorded in “Financial and Other operations” as they are not directly related to any segment.

Gain on equity investments. It is allocated to the corresponding segments. Gain on equity investments carrying out activities not falling under any of our segments of activity are recorded under “Financial and Other operations”.

Other expenses, net. Only those associated to Shopping Centers and Hotels are segregated by segment. The remaining items are allocated to “Financial and Other operations” as they are not directly related to any segment.

Minority interest. This result is allocated among the segments of the company that generate it.

Income tax and asset tax. The corresponding income tax and asset tax is allocated to each segment.

Business Segment Reporting

We have determined that our reportable segments are those that are based on our method of internal reporting. Accordingly, we have five reportable segments. These segments are “development and sales of properties”, “office and other non-shopping center rental properties”, “shopping centers”, “hotel operations” and “financial operations and others”. The consolidated financial statements were prepared in accordance with the procedure established by Technical Resolution No. 21 of the F.A.C.P.C.E., which requires the consolidation of every line of our balance sheets, statement of income and statements of cash flows, with the financial statement of those companies in which we have direct or indirect control.

A general description of each segment follows:

Development and sale of properties. This segment includes the operating results of our construction and ultimate sale of residential buildings business.

Offices and other non-shopping center rental properties. This segment includes the operating results of our lease and service revenues of office space and other non-retail building properties from tenants.

Shopping centers. This segment includes the operating results of our shopping centers principally comprised of lease and service revenues from tenants. This segment also includes revenues derived from credit card transactions which consist of commissions and financing income.

Hotel operations. This segment includes the operating results of our hotels principally comprised of room, catering and restaurant revenues.

Financial operations and Others. This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities.

We measure our reportable segments based on net income. Inter-segment transactions, if any, are accounted for at current market prices. We evaluate performance and allocate our resources to each segment based on net income. We do not depend on an only client.

44

The following tables show certain operating data by business activity:

	For the fiscal year 2005 (in thousands of Pesos)
	Development and sale of properties	Offices and other (a)	Shopping centers	Hotel operations	Financial operations and others	Total
Revenues	32,311	19,431	230,087	87,120	940	369,889
Costs	(16,939)	(7,746)	(92,217)	(48,924)	(979)	(166,805)
Gross profit	15,372	11,685	137,870	38,196	(39)	203,084
Gain from valuation of inventories at net realizable value	17,317	—	—	—	—	17,317
Selling expenses	(2,564)	(922)	(24,604)	(9,792)	—	(37,882)
Administrative expenses	(9,514)	(9,223)	(31,553)	(19,434)	—	(69,724)
Net gain in credit card trust	—	—	423	—		423
Gain from operations and holdings of real estate assets	521	12,228	13,093	2,096	—	27,938

Operating income	21,132	13,768	95,229	11,066	(39)	141,156

Amortization of goodwill	—		(1,663)	—	—	(1,663)
Financial results, net	(5,846)	(4,283)	(17,284)	(4,189)	19,385	(12,217)
(Loss) gain on equity investments	—	—	(2,302)	12,197	56,999	66,894
Other expenses, net	—	—	(8,047)	223	(6,742)	(14,566)
Income before taxes and minority interest	15,286	9,485	65,933	19,297	69,603	179,604

Minority interest	—	(2,112)	(17,216)	(3,824)	—	(23,152)
Income tax	(13,089)	(1,784)	(33,615)	(1,179)	(3,540)	(53,207)

Net income	2,197	5,589	15,102	14,294	66,063	103,245

Total assets	399,245	423,186	1,135,458	135,171	431,366	2,524,426

Total liabilities	107,372	140,395	456,068	65,048	57,475	826,358

(a)	Includes offices, stores and residential buildings.

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	For the fiscal year 2004 (in thousands of Pesos)
	Development and sale of properties	Offices and other (a)	Shopping centers	Hotel operations	Financial operations and others	Total
Revenues	30,257	15,144	143,250	71,295	859	260,805
Costs	(25,849)	(8,273)	(72,447)	(40,049)	(798)	(147,416)
Gross profit	4,408	6,871	70,803	31,246	61	113,389
Selling expenses	(3,957)	(54)	(9,827)	(8,150)	—	(21,988)
Administrative expenses	(6,689)	(4,331)	(23,607)	(15,613)	—	(50,240)
Net gain in credit card trust	—	—	261	—	—	261
Gain from operations and holdings of real estate assets	7,037	27,743	26,908	2,655	—	64,343

Operating income	799	30,229	64,538	10,138	61	105,765

Amortization of goodwill	—	—	(2,904)	—	—	(2,904)
Financial results, net	(6,127)	(6,205)	(13,543)	(4,930)	41,351	10,546
(Loss) gain on equity investments	(189)	—	(1,127)	—	27,969	26,653
Other expenses, net	—	—	(5,845)	(2,116)	(5,675)	(13,636)
(Loss) Income before taxes and minority interest	(5,517)	24,024	41,119	3,092	63,706	126,424

Income tax	429	(1,279)	(9,275)	(2,717)	—	(12,842)
Minority interest	(462)	(3,268)	(16,311)	(3,060)	(2,619)	(25,720)

Net (loss) income	(5,550)	19,477	15,533	(2,685)	61,087	87,862

Total assets	355,204	331,170	1,056,887	138,497	326,568	2,208,326

Total liabilities	112,196	114,014	285,675	51,063	215,287	778,235

(a)	Includes offices, stores and residential buildings.

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Results of Operations for the fiscal years ended June 30, 2005 and 2004.

Revenues

Revenues increased 41.8% from Ps. 260.8 million for the fiscal year ended June 30, 2004 to Ps. 369.9 million for the fiscal year ended June 30, 2005. This increase is due to an increase in revenues from all our business units.

Development and Sale of Properties. Revenues from development and sale of properties increased 6.8%, from Ps. 30.3 million for the fiscal year ended June 30, 2004, to Ps. 32.3 million for the fiscal year ended June 30, 2005. The increase in revenues in the development and sale of properties segment was attributable principally to the net effect of (i) the Ps. 23.6 million increase in sales of Dock III; (ii) the Ps. 3.5 million decrease principally in sales from the residential communities of Abril, which decreased 48%; (iii) the Ps. 11.8 million decrease in sales of undeveloped parcels of land arising from non-recurrent sale during the past fiscal year of Benavides; and (iv) the decrease of Ps. 5.9 million in the sale of other real estate, principally due to the non-recurrent sale of Dock II for Ps. 5.2 million.

Offices and Other. Revenues from Offices and Other increased 28.3%, from Ps. 15.1 million for the fiscal year ended June 30, 2004, to Ps. 19.4 million for the fiscal year ended June 30, 2005. This increase is mainly due to a 29.7% increase in revenues from office rents, from Ps. 13.8 million in the fiscal year ended June 30, 2004, to Ps. 17.9 million for the fiscal year ended June 30, 2005. This increase in revenues is attributed to (i) the increase of the occupied room percentage and of monthly average rates of the majority of the buildings, principally in Intercontinental Plaza Tower for Ps. 1.2 million, Maipú 1300 for Ps. 0.8 million, Costeros Dock IV for Ps. 0.6 million and Libertador 498 for Ps. 0.5 million, and (ii) the purchase of Bouchard 710, a new building for rent which provided revenues of Ps. 0.4 million during June 2005. The percentage of room occupied in this segment increased by 13% from the 76% as of June 2004 to 89% as of June 2005.

Shopping Centers. Revenues from Shopping centers increased 60.6 % from Ps. 143.2 million during the fiscal year ended June 30, 2004, to Ps. 230.1 million during the fiscal year ended June 30, 2005. The increase in attributed principally to an increase of 46.2% in revenues from leases and services from Ps. 113.2 million to 165.5 million, and an increase of 114.9% in revenues from credit card operations from Ps. 30.0 million to Ps. 64.6 million. The percentage of occupancy rates of our Shopping centers stayed in 99% during this year.

Hotels. Revenues from hotel operations increased 22.2%, from Ps. 71.3 million for the fiscal year ended June 30, 2004 to Ps. 87.1 million for the fiscal year ended June 30, 2005, due to an increase in average price per room from Llao Llao, and an increase in average occupancy in all our hotels, from 68% during the fiscal year 2004 to 75% during the fiscal year 2005. Revenues from Hotel Sheraton Libertador increased by Ps. 4.9 million, revenues from the Hotel Intercontinental increased by Ps. 7.1 million and revenues from Hotel Llao Llao increased by 3.8 million.

Financial operations and other. Revenues from Financial operations and other remained constant in Ps. 0.9 millons both fiscal years. Revenues included in this line represent fees for services with no specific allocation to any of the previous segments.

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Costs

Costs increased 13.2%, from Ps. 147.4 million during the fiscal year ended June 30, 2004 to Ps. 166.8 million for the fiscal year ended June 30, 2005. This variation is mainly due to the net effect of (i) an increase in costs in the Shopping centers and Hotels and (ii) a decrease in costs in the Development and sale and Offices and other non-shopping rental properties segment. Costs as a percentage of revenues decreased from 56.5% for the fiscal year ended June 30, 2004 to 45.1% for the fiscal year ended June 30, 2005.

Development and Sale of Properties. Costs related to Development and Sale of Properties decreased 34.5%, from Ps. 25.8 million for the fiscal year ended June 30, 2004 to Ps. 16.9 million for the fiscal year ended June 30, 2005 as a result of a decrease in sales transactions agreed as well as to a low cost of sales in the case of Dock III in comparison with costs of sales recorded in the cases of Benavides and Dock II. Costs relating to Development and Sale of Properties as a percentage of revenues from the segment decreased from 86.4% during the fiscal year ended June 30, 2004 to 52.5% during the fiscal year ended June 30, 2005.

Offices and Other. Costs of Offices and Other decreased 6.4%, from Ps 8.3 million during the fiscal year ended June 30, 2004 to Ps. 7.7 million during the fiscal year ended June 30, 2005. This decrease in cost of “Offices and other” segment did not follow the increase in revenues from this segment mainly due to a reduction in maintenance expenses of buildings during this year. The main component of cost of offices is represented by the depreciation of leased properties.

Shopping Centers. Costs related to Shopping centers increased 27.3% from Ps. 72.4 million in the fiscal year ended June 2004 to Ps. 92.2 million in the fiscal year ended June 30, 2005. This increase is due to: (i) an increase of 14.2% in leases and services costs mainly because of the increase in cost of rents and services principally due to an increase of Ps. 4.9 million arising from the Alto Rosario Shopping opening and to having included the costs of Mendoza Plaza Shopping S.A. for Ps. 3.2 million originated in the consolidation of results of such company’s nine last months of the period. Principal expenses that were modified are charges for amortization and non-recovered expenses, and (ii) the 77.1% increase of the cost of sale of credit card operations, due to an increase of Ps. 3.6 million in expenses arising from salaries and social security charges and of Ps. 1.5 million in taxes, dues and contributions as a result of the expansion and opening of new branches, a higher charge in commissions and interest for Ps. 2.3 million and an increase in fee and services expenses of Ps. 1.6 million due to the new issues of the securitization program.

Hotels. Costs from hotel operations increased 22.2%, from Ps. 40.0 million during the fiscal year ended June 30, 2004 to Ps. 48.9 million during the fiscal year ended June 30, 2005, primarily due to the increase in revenues. Higher costs of hotels are primarily due to an increase in depreciation, food and beverages, salaries and social security contributions. Costs relating to hotel operations as a percentage of revenues from the segment stayed constant in 56.2% for both fiscal years.

Financial operations and Other. Costs from Financial operations and other segment increased by 22.7% from Ps. 0.8 million for the fiscal year ended June 30, 2004 to Ps. 1.0 million for the fiscal year ended June 30, 2005. Costs included in this line represent expenses incurred in the rendering of services that generate revenues.

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Gross Profit

As a result of the foregoing, the gross profit increased 79.1%, from Ps. 113.4 million during the fiscal year ended June 30, 2004 to Ps 203.1 million during the fiscal year ended June 30, 2005.

Gain from valuation of inventories at net realizable value

This line was generated during the current year and arises as a result of valuating at the net realizable value those inventories of which we have received advances that fix prices, and the contract terms and conditions of the transactions that we have signed assure the effective concretion of the sale and the gain. Such a valuation criteria was principally applied to the “Cruceros” and “Dock III” undertakings in a total amount of Ps. 17.3 million.

Selling Expenses

Selling expenses increased 72.3%, from Ps. 22.0 million during the fiscal year ended June 30, 2004 to Ps. 37.9 million during the fiscal year ended June 30, 2005, primarily due to the net effect of (i) a decrease in sales and developments selling expenses and (ii) the increase in Offices and others, Shopping Centers and Hotels selling expenses. Selling expenses as a percentage of revenues increased from 8.4% during the fiscal year ended June 30, 2004, to 10.2% during the fiscal year ended June 30, 2005.

Development and Sale of Properties. Selling expenses from Development and Sale of Properties decreased 35.2%, from Ps. 4.0 million during the fiscal year ended June 30, 2004 to Ps. 2.6 million during the fiscal year ended June 30, 2005, as a consequence of the decrease in sales operations during this fiscal year and due to the fact that the principal sale transaction of the current period, Dock III, had no direct commercial expenses or significant commissions. Main components of selling expenses of Development and Sale of Properties are commissions and expenses from sales, sealing and gross sales tax.

Offices and Other. Selling expenses relating to Offices and Other increased from Ps. 0.05 million during the fiscal year ended June 30, 2004 to Ps. 0.9 million during the fiscal year ended June 30, 2005 The increase of marketing expenses is directly related to the increase in revenues in such segment.

Shopping Centers. Selling expenses relating to Shopping centers increased 150.4% from Ps. 9.8 million during the fiscal year ended June 30, 2004 to Ps. 24.6 million during the fiscal year ended June 30, 2005. The increase was mainly due to the following: (i) selling expenses from leases and services increased 109.4% from Ps. 5.2 million for the fiscal year ended June 30, 2004 to Ps. 10.9 for the fiscal year ended June 30, 2005, principally due to an increase of Ps. 3.4 million in the charge for provision of bad debts, an increase of Ps. 1.4 million in the charge for turnover taxes in line with our higher revenues, the inclusion of expenses of Mendoza Plaza Shopping for 1.3 million due its consolidation, and stamp taxes due to the opening of Alto Rosario of Ps. 0.4 million; and (ii) marketing expenses of Credit Cards increased from Ps. 4.5 million during year 2004 to Ps. 13.5 million during fiscal year 2005 due to an increase of Ps. 6.3 million in advertising expenses, a higher charge of Ps. 2.1 million in turnover taxes as a result of our higher revenues, and an increase in the charge for bad debts of Ps. 0.5 million in line with the growth of our credit portfolio.

Hotels. Selling expenses relating to Hotels operations increased 20.1% from Ps. 8.1 million during fiscal year 2004 to Ps. 9.8 during fiscal year 2005, manly due to an increase in the gross sales tax, salary and social security and the tourism agencies commissions due to an increase in revenues in the segment in line with higher activities.

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Administrative Expenses

Administrative expenses increased 38.8%, from Ps. 50.2 million during the fiscal year 2004 to Ps. 69.7 million during the fiscal year 2005, due to an increase in administrative expenses relating to all business units. The main components of administrative expenses are salaries and social security, fees and compensation for services, and depreciation and amortization.

Development and Sale of Properties. Administrative expenses of Development and Sale of Properties increased 42.2%, from Ps. 6.7 million during the fiscal year ended June 30, 2004 to Ps. 9.5 million for the fiscal year ended June 30, 2005, primarily due to (i) a Ps. 1.1 million increase in salary and social security; (ii) a Ps. 0.6 million increase in Directors fees; and (iii) to the change in percentages of pro-rata of the administration expenses between both fiscal years among the this segment,, and Offices and Other segment. Administrative expenses of Development and Sale of Properties as a percentage of revenues from this segment increased from 21.5% during the fiscal year ended June 30, 2004 to 29.5% during the fiscal year ended June 30, 2005.

Offices and Other. Administrative expenses of Offices and Other increased 113.0%, from Ps. 4.3 million during the fiscal year ended June 30, 2004 to Ps. 9.2 million during the fiscal year ended June 30, 2005. The increase is mainly due to the change in percentages of pro-rata of the administration expenses between both fiscal years this segment and the Development and Sale of Properties segment and in lesser degree to a Ps. 0.8 million increase in salaries and social security charges and a Ps. 0.4 million increase in Directors fees.

Shopping Centers. Administrative expenses of Shopping centers increased 33.7%, from Ps. 23.6 million during the fiscal year ended June 30, 2004 to Ps. 31.6 million during the fiscal year ended June 30, 2005, basically as a result of the increase in salary, bonuses, social and security contributions, directors fees, compensations for services and taxes and the consolidation of Mendoza Plaza Shopping expenses.

Hotels. Administrative expenses of Hotels increased 24.5%, from Ps. 15.6 million for the fiscal year ended June 30, 2004 to Ps. 19.4 million during the fiscal year ended June 30, 2005, basically due to (i) a Ps. 2.6 million increase from Hotel Llao Llao as a consequence of the increase in taxes, services and salaries; (ii) a Ps. 0.9 million increase from Sheraton Libertador hotels, as a consequence of the increase in fees and compensations for services; and (iii) a Ps. 1.0 million increase from Hotel Intercontinental. Administrative expenses of Hotels as a percentage of revenues from hotel operations increased from 21.9% during the fiscal year ended June 30, 2004 to 22.3% during the fiscal year ended June 30, 2005.

Net gain in Credit Card Trust

This result stems from interest held by Alto Palermo in the Tarjeta Shopping Credit Card Trusts. The results of Credit card trusts increased from Ps. 0.3 million during fiscal year 2004 to Ps. 0.4 million during fiscal year 2005.

Gain from Operations and Holdings of Real Estate Assets, net

The results from operations and holdings of real estate assets, net, decreased from one year to another by Ps. 36.4 million, from a gain of Ps. 64.3 million for the fiscal year ended June 30, 2004 to a gain of Ps. 27.9 million for the fiscal year ended June 30, 2005. The lesser income generated during the present year in comparison with the previous year is due to a lower amount of recovery of the allowance for the impairment of long lived assets

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Operating Income

As a result of the foregoing, our operating income increased 33.5% from a profit of Ps. 105.8 million during the fiscal year ended June 30, 2004 to a profit of Ps. 141.2 million during fiscal year 2005.

Development and Sale of Properties. Operating income from Development and Sales of properties increased from Ps.0.8 million during the fiscal year ended June 30, 2004 to Ps. 21.1 million for the fiscal year ended June 30, 2005.

Offices and Other. Operating income from Offices and Other decreased from Ps. 30.2 million during the fiscal year ended June 30, 2004 to Ps. 13.8 million for fiscal year 2005.

Shopping Centers. Operating income from Shopping Centers increased from Ps. 64.5 million during fiscal year 2004 to Ps. 95.2 million during fiscal year 2005.

Hotels. Operating income from hotels increased 9.1% from Ps. 10.1 million during fiscal year 2004 to Ps. 11.1 during fiscal year 2005.

Financial operations and Other. Operating income from Financial operations and Other segment decreased by Ps. 0.1 million from a gain of Ps. 0.06 million for the year ended June 30, 2004 to a loss of Ps. 0.04 million for the fiscal year ended June 30, 2005.

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Amortization of goodwill

The loss reported under this heading mainly includes (i) the amortization of goodwill stemming from the acquisition of Alto Palermo S.A. (APSA) subsidiaries: Shopping Alto Palermo S.A. (SAPSA), Fibesa S.A. and Tarshop S.A.; and (ii) the amortization of our own goodwill from the purchase of stock in Alto Palermo during the current fiscal year. Amortization of goodwill decreased 42.7% from Ps. 2.9 million during fiscal year 2004 to Ps. 1.7 million during fiscal year 2005, with the largest positive amortization that reduced the loss arising from new goodwill during the year, as a result of the amortization of the negative goodwill which partially offset the amortization charge, such as described in point (ii).

Financial results, net

Financial results, net showed a variation of Ps. 22.8 million, from a gain of Ps. 10.5 million during the fiscal year ended June 30, 2004 to a loss of Ps. 12.2 million during the fiscal year ended June 30, 2005. The main reasons for this variation were: (i) the exchange difference gain with regard to the previous year amounting to Ps. 17.0 million, owing to the appreciation of the Peso to the U.S. dollar from 2.958 in 2004 to 2.887 in 2005; (ii) a gain of Ps. 48.7 million generated in the previous year from Banco Hipotecario shares, that, as a result of a change in valuation criteria, during this year they were valued by using the equity method of accounting, disclosed under “Gain on equity investments” in the Income Statement, whereas in the preceding year they were valued at quotation up to May 2004; (iii) the lower discounts obtained this year amounting to Ps. 5.0 million; and (iv) the Ps.13.2 million decrease of financial costs due mainly to the decrease in financial debt as a consequence of conversions of our negotiable obligations made by holders and the settlement of APSA negotiable obligations.

Gain on equity investments

Our gain on equity investments increased by Ps. 40.2 million from Ps. 26.7 million during the fiscal year ended June 30, 2004 to Ps. 66.9 million during the fiscal year ended June 30, 2005. This increase is mainly due to: (i) a higher gain of Ps. 29.0 million recorded in current year compared to previous year because of the change of criterion of valuation in Banco Hipotecario from market value to the equity method, and (ii) a gain of Ps. 12.2 million during the fiscal year 2005 corresponding to the hotels segment.

Other expenses, net

Other expenses, net increased by Ps. 1.0 million, from a loss of Ps. 13.6 million during the fiscal year ended June 30, 2004 to a loss of Ps. 14.6 million during the fiscal year ended June 30, 2005, primarily due to the net effect of (i) an increase of Ps. 2.9 million in the tax on personal assets; (ii) an increase in donations for Ps. 1.5 million; and (iii) a gain of Ps. 3.3 million due to lower lawsuits.

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Income before Taxes and Minority Interest

As a result of the foregoing, income before taxes and minority interest increased 42.1%, from Ps. 126.4 million during the fiscal year ended June 30, 2004, to Ps. 179.6 million during fiscal year 2005.

Minority Interest

Minority interest increased 80.3% from a loss of Ps. 12.8 million during fiscal year 2004 to a loss of Ps. 23.2 million during fiscal year 2005, mainly due: (i) the increase in our minority interest results in Alto Palermo and of Alto Palermo in its subsidiaries, which increased from a Ps. 9.3 million loss during the financial year ended June 30, 2004 to a Ps. 17.2 million loss during the year ended June 30, 2005 and (ii) the increase of our minority interest results in Palermo Invest, which increased from a Ps. 0.8 million loss during the previous year to a Ps. 2.1 million loss during the current year.

Income Tax and Asset tax

Income tax and asset tax increased by Ps. 27.5 million, from Ps. 25.7 million during the fiscal year ended June 30, 2004, to Ps. 53.2 million during the fiscal year ended June 30, 2005. The deferred tax allocation method was used to calculate the income tax corresponding to the two fiscal years, thus recognizing the temporary differences in the accounting and tax assets and liabilities. The variation of Ps. 27.5 million is mainly due to the net impact of (i) the difference in the income tax charge corresponding to Alto Palermo which represented a loss of Ps. 17.3 million from a loss of Ps. 16.3 million for the fiscal year ended June 30, 2004 to Ps. 33,6 million for the fiscal year ended June 30, 2005;(ii) the variation compared with previous year in the income tax charge of Llao Llao (a gain of Ps. 2.3 million during current year); and (iii) the variation in the income tax charge of Buenos Aires Trade & Finance Center S.A. (a loss of Ps. 12.5 million during current year).

Net income

As a result of the foregoing, net income increased 17.5% from a gain of Ps. 87.9 million during the fiscal year ended June 30, 2004 to a gain of Ps. 103.2 million during the fiscal year ended June 30, 2005.

Our indebtedness

On November 15, 2002, we signed a Framework Refinancing Agreement (the “Framework Refinancing Agreement”) and on November 21 that year we completed the transaction with the six creditor banks (Banca Nazionale del Lavoro, BankBoston, Banco Ciudad, HSBC, Banco Itaú and Banco Nación) to refinance the Syndicated Loan Agreement of US$ 80,0 million and the Class 2 Floating Rate Notes amounting, at that time, to US$ 37,0 million through the following schedule:

•	US$ 13,6 million were paid in cash, reducing the principal;

•	US$ 15,0 million were exchanged for Convertible Notes at a rate of 8% and maturing in the year 2007, subscribed by Bank Boston;

•	US$ 37,4 million in Secured Class 3 Floating Rates Notes (the “Class 3 Floating Rate Notes”) with a 90-day LIBOR rate plus 200 base points and maturing in the year 2009, These notes are secured by a first mortgage drawn out on some of our properties for an amount equivalent to 50% of the debt; and

•	US$ 51,0 million Unsecured Loan Agreement (the “Unsecured Loan Agreement”) expiring in the year 2009, 69% of this loan accrues interest at a ninety-day LIBOR rate plus 200 base points, whereas the remainder accrues interest at a phased fixed rate starting at 5,5% and reaching 6,5%.

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SWAP of interest rates. On June 16, 2005 we signed a swap contract with Deutsche Bank AG by which the variable rate of the unsecured loan and of the guaranteed non-convertible negotiable obligations was established, both maturing in November 2009. As of June 30, 2005 the balance of principal was US$ 21.9 million and US$ 35.5 million respectively, and the variable interest rate accrued was equivalent to a three month Libor rate added 200 basic points.

Under such agreement we will receive from the Deutsche Bank AG a payment equivalent to the three month Libor rate on the balance of the effective principal and we will pay to Deutsche Bank a quarterly rate of 4.27% on such principal. As a result, our debts will accrue interest at a rate equivalent to 6.27%.

Issuance of Convertible Negotiable Obligations into IRSA shares. The offer of Convertible Negotiable Obligations into our ordinary shares was successfully completed on November 21, 2002, for a total amount of US$ 100 million. These notes are accompanied by a warrant that offers the option to purchase additional shares. The subscription price was 100% of the face value of the Convertible Notes, which accrue interest at an annual 8% payable semiannually and maturing in November 2007. The conversion price is US$ 0.54505 per ordinary share, in other words each note may be swapped for 1.8347 ordinary shares. Furthermore, each warrant may be swapped for 1.8347 ordinary shares VN Ps.1.0. The conversion price is US$ 0.6541 per ordinary share. The funds generated by the issue were mainly allocated to the settlement and restructuring of the liabilities existent at the date, with an account balance of US$ 55 million for working capital.

During the fiscal year ended June 30, 2005, the holders of our convertible notes exercised their conversion rights for a total of 29 million units of US$ 1 par value each, resulting in the issuance of 53.3 million common shares of Ps.1 par value each.

In addition, during this fiscal year warrants issued by our company were exercised for a total of US$ 30.5 million par value, resulting in the issuance of 56.0 million shares and cash proceeds for US$ 36.6 million.

As of June 30, 2005, the balance of Convertible Notes currently outstanding amounts to US$ 58.5 million, and the balance of warrants currently outstanding amounts to US$ 62.4 million, while the number of our outstanding shares are 357,266,448.

The following graphics show past, actual and potential situation in the future of the Convertible Notes:

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Prepayments amounting to US$ 28.0 million under US$ 51 million Unsecured Loan. On July 23, 2003 we prepaid US$ 16.0 million to HSBC Bank Argentina S.A. under our US$ 51.0 million Unsecured Loan, with final maturity in November 2009. The transaction was made for the sum of US$ 10.9 million, 68% of the nominal amount of the debt, at a discount of US$ 5.1 million. On March 17, 2004, we prepaid to HSBC Bank London Plc. US$ 12 million under the same loan, for a total amount of US$ 8.6 million, at a discount of 28%. Both buybacks were made following the procedure contemplated in the Loan Agreement.

Cancellation of the first and second capital installments of the Guaranteed Negotiable Obligations and the Non-Secured Loan. Complying with the payment schedule established in the Standard Agreement entered into in November 2002, during the current year the capital installments of the financial debt started to be paid.

With respect to Guaranteed Negotiable Obligations for US$ 37.4 millions and the Non-Secured Loan, two capital installments for US$ 0.93 million and US$ 0.58 millions respectively each, were paid in February and May.

Hoteles Argentinos S.A. loans. In January 2001, our subsidiary Hoteles Argentinos S.A., holder of 100% of the Hotel Sheraton Libertador, obtained a loan of US$ 12.0 million from BankBoston N.A. This loan expires in January 2006 and accrues a quarterly interest at the LIBOR rate plus a markup ranging between 401 and 476 basis points, according to the value of certain financial indicators, This loan was not converted to Pesos and is stated in U.S. dollars because it is governed by the laws of the State of New York, There are currently installments of the principal and interest that are overdue and unpaid. .

In March 2005 Credit Suisse First Boston International purchased the credit on the HASA debt. Also, IRSA signed a Credit Default Swap contract with said Bank, by which it compromised to guarantee the compliance with HASA´s engagements once the debt was restructured. Such a contract implied a deposit in Credit Suisse for US$ 2.0 million. For the Credit Default Swap to become effective, HASA should restructure its debt before September 15, 2005. As of June 30, 2005 the debt was undergoing restructuring process.

“Credit Default SWAP” Contract with Credit Suisse First Boston. On June 2, 2005 a contract called “Credit Default Swap” was entered into with Credit Suisse First Boston by which the Company is committed to acquire in specific circumstances for US$ 10.0 million, a loan with a mortgage guarantee on an office building in the City of Buenos Aires. This loan has a nominal value of US$ 12.812.500, such entity being the creditor. To guarantee the fulfillment of said contract, the Company granted the amount of US$ 4.0 million. If the debtor of such loan does not pay interest to Credit Suisse First Boston, the Company should pay quarterly interest at a Libor rate added 450 basic points on a principal amount of US$ 6.0 million.

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Increase of our share in APSA. In view of the great opportunity shown in the attracting prices and boom and large potential of the shopping centers industry, we have decided to increase our share in APSA.

On November 30, 2004 we acquired from GSEM/AP Holdings LP, subsidiary of Goldman Sachs 3,061,450 CNO and 4,458,080 APSA shares to a total consideration of US$ 15.3 million. In turn, in compliance with pre-existing agreements with Parque Arauco S.A., our partner in such a company, we sold to this company the amount of 1,004,866 CNO and 1,463,284 APSA shares, at the same price we paid to Goldman Sachs, totaling US$ 5.1 million.

As of June 30, 2005 after the sale to Parque Arauco, our share in APSA was 60.69%.

Collection of interest. During fiscal year 2005 Ps. 9.2 million were collected for interest arising from APSA´s CNOs in accordance with the IRSA holding in such company.

Collection of dividends. In February 2005 Inversora Bolivar S.A. paid IRSA Ps. 4.1 million for dividends on behalf of Palermo Invest S.A.

Upgrading of IRSA’s US$ 250 million Global Note Program. In August 2005, Fitch Argentina Calificadora de Riesgo S.A. upgraded the rating of our US$ 250 Million Global Note Program from BB- (Arg) to BB+ (Arg). The actual US$ 35.5 million secured Notes were issued under this program.

The increase is the result of the improved prospects shown by the business units for rent of offices and sales and development that report funds directly to IRSA. The increase is also the result on the better classification of its subsidiary company APSA which is now A+ (arg). IRSA holds an interest of 60.69% in APSA.

The following table sets forth IRSA debt as of June 30, 2005 (excluding APSA):

IRSA Debt	Principal (US$ MM)	Interest Rate	Maturity
Unsecured Loan Agreement	22	LIBOR + 200 bps	November 2009
Unsecured Negotiable Obligations	35	LIBOR + 200 bps	November 2009
Hoteles Argentinos Loan	8	LIBOR + 500 bps	June 2013
Total Debt	65
ONC	58	8%	November 2007

APSA’s indebtedness

Since the beginning of this year, APSA has restructured a large portion of its financial debt, aligning maturities to its cash flow generation and obtaining substantial reductions in its financial cost, through a reduction in interest rates and by extending debt terms.

With the purpose of restructuring the Mendoza Plaza Shopping debt (ex Perez Cuesta S.A.C.I.), company which we hold control of as from December 2, 2004, on March 4, 2005, APSA took a US$ 11 million loan from Deutsche Bank, US$ 5 million of which were repaid by APSA on April 4, 2005. The balance of US$ 6.0 million will be repaid in two equal installments due in February and August 2006. The agreed rate was Libor + 325 basis points.

On March 30, 2005, the swap agreement undertaken by the Company matured. Consequently, on April 1, 2005 we collected US$ 5.0 million plus interest accrued on the escrow deposit made in July 2002.

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On April 7, 2005, APSA retired the final Ps. 48.4 million balance under its 14.875% notes issued in 2000. For purposes of this retirement, APSA took a Ps.50 million-syndicated loan from two financial institutions. The loan is repayable in four half-yearly installments of Ps. 12.5 million each, to fall due as from October 2005. The agreed interest rate under this loan was 7.875% for the first year, and the interest rate “Encuesta”, reported by the Central Bank plus 3% for the second year.

The differential interest rate between the retired notes and the new loan reduces the Company’s annual financial cost by approximately Ps. 3.5 million. As from this restructuring process, the Company has not to face significant principal maturities.

In connection with the Ps. 120 million notes due January 2005, on August 6, 2004 APSA y SAPSA (Company in which APSA has 99.99% interest) bought back at Ps. 1.51656 per unit, 13,750,000 notes, of $ 1 par value maturing in January 2005. This transaction has allowed APSA to reduce its financial cost, as such notes accrued interest at a rate of 8% plus CER restatement. This prepayment allowed the Company to save Ps. 1.3 million (in financing expenses) and implied a disbursement of Ps. 10.1 million by APSA and Ps. 10.7 million by SAPSA. This buyback implied the full retirement of Class A2 and B2 of these notes. Also, in January 13, 2005 we cancelled the balance of class B-1 of the Negotiable Obligations in a value of Ps. 5.9 million. With such a transaction the referred NO was fully cancelled.

In connection with Convertible Negotiable Obligations issued in July, 2002, the amount of outstanding balance amounts to US$ 47,281,230 while the number of shares of stock is 780,423,632 and the corporate capital amounts to Ps. 78,042,363.

Improvement of the APSA credit risk classification.

In August 2005 Fitch Argentina Calificadora de Riesgo S.A. assigned APSA a credit risk classification of ar A+. The most important bases for such classification were the significant increases both in income as in the EBITDA level. Also, the conservative structure of capital derived in strong rates of credit protection having at March 2005 interest coverage with EBITDA of 6,3x and debt repayment year of 1,8x which reduce to 0.8 if Convertible Negotiable Obligations are excluded. Fitch Argentina estimates that APSA´s operating cash flow after interest and taxes will allow covering in more than twice its capital engagements.

We would mention that the previous classification performed on the Negotiable Obligations for Ps. 85 million due in April 2005 had been established with a classification of ra BBB+, which represents an improved valuation in the Company´s credit capacity.

Transference of shares of Banco Hipotecario S.A.

On December 30, 2003, the Company purchased 4,116,267 shares of Banco Hipotecario S.A. at US$ 2.3868 per share and 37,537 warrants at US$ 33.86 each, granting the right to purchase an additional total of 3,753,700 shares. This transaction implied a total disbursement of US$ 11.1 million.

Furthermore, on February 2, 2004, the Company and its subsidiary Ritelco S.A. exercised a substantial portion of the options acquired mentioned above, jointly with the options held before the end of the year. Accordingly, 4,774,000 shares for a total of Ps. 33.4 million were acquired.

During the last quarter 2004, Ritelco S.A. sold a part of its interest in Banco Hipotecario S.A. (2,487,571 shares) to IFIS (indirect shareholder of the Company), at a unit price of Ps. 7.(market value). The total transaction amount was US$ 6.1 million and generated a loss of Ps. 1.6 million.

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On August 9, 2005, Buenos Aires Trade and Finance Center acquired 2,305,122 and 335,893 shares of Banco Hipotecario S.A. to IRSA and Ritelco S.A., respectively, at a price of US$ 0.00457 per share. The total transaction amount was US$ 12.076 million.

Signing of shared service center contract with CRESUD SACIF and APSA

In view of the fact that the Company, as well as CRESUD SACIFyA and APSA (together known as the Parties), possess operating areas that show a certain affinity, the Board has considered it advisable to reduce certain overhead costs for its activities, taking advantage and optimizing the individual efficiencies of each one and the different areas making up the administration of operations.

A pilot test for partial operating integration in different areas. A contract was signed for the Exchange of Operating Services for a fee, linking tasks performed by one or more of the Parties to the benefit of one or more of the other Parties, to be billed and paid primarily by means of compensation through the providing of services in any of the areas, and on a secondary basis, in the case of a difference in the value of the services provided, in money, among the companies involved in the integration, which shall have duration of 24 months, renewable for a similar term unless otherwise notified by any of the Parties.

The Parties preserve their absolute independence as regards strategic and commercial independence, without taking into account the existence of the integration, the allocation of costs and benefits being made on the basis of operating efficiency and equity, without pursuing individual economic gains for the Parties.

Mr. Alejandro Gustavo Elsztain has been appointed General Coordinator, and Mr. Gabriel Adolfo Gregorio Reznik individual responsible, the latter also being member of the Company´s Audit Committee.

Systems´ Migration Project

During year 2005 we started concretion of the systems´ migration project in order to integrate the different existing inter-phases and processes of the Company´s different areas. Such improvement will provide a more flexible, efficient and agile organization to respond any business requirements, as well as higher competitiveness to the organization as a whole. Such integration strategy will allow automating, standardizing and formalizing all processes in order to align the Company with SEC´s requirements, particularly as regards the Sarbanes-Oxley legislation.

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MANAGEMENT AND ADMINISTRATION

We are managed by a board of directors. Our by-laws lay down that the Board will be made up of a minimum of eight and a maximum of fourteen full directors and eight to fourteen alternate directors. Actually the board of directors is composed of twelve directors and three alternate directors. Our directors and alternate directors are elected for three year terms by our shareholders by a majority vote at a general ordinary shareholders’ meeting. Our directors and alternate directors may be reelected indefinitely.

The table sets below shows information about our Directors and Alternate directors elected at a shareholders’ meeting held on October 22, 2004 and August 2, 2005:

Name	Date of birth	Occupation in IRSA	Date of current appointment	Term expiration	Current position held since
Eduardo S. Elsztain	01/26/1960	Chairman	2003	2006	1991
Saúl Zang	12/30/1945	Vice-Chairman 1°	2003	2006	1994
Alejandro G. Elsztain	03/31/1966	Vice-Chairman 2°	2004	2007	2001
Oscar P. Bergotto	06/19/1943	Director	2003	2006	1994
Fernando A. Elsztain	01/04/1961	Director	2002	2005	1999
Gabriel A.G. Reznik	11/18/1958	Director	2003	2005	2003
Cedric D. Bridger	11/09/1935	Director	2003	2006	2003
Marcos Fischman	04/09/1960	Director	2003	2006	2003
Fernando Barenboim	09/02/1960	Director	2004	2007	2004
Fernando Rubín	06/20/1966	Director	2004	2007	2004
Gary S. Gladstein	07/07/1944	Director	2004	2007	2004
Mario Blejer	06/11/1948	Director	2005	2008	2005
Salvador D. Bergel	04/17/1932	Alternate Director	2002	2005	1996
Juan C. Quintana Terán	06/11/1937	Alternate Director	2002	2005	1996
Emilio Cárdenas	08/13/1942	Alternate Director	2003	2006	2003

The following is a brief biographical description of each member of our board of directors:

Eduardo S, Elsztain. Mr. Elsztain studied accounting at the Universidad de Buenos Aires, He has been engaged in the real estate business for more than twenty years. He is the Chairman of the board of directors of APSA, SAPSA, Hoteles Argentinos and Cresud S.A.C.I.F.y A.(“Cresud”) among others; he is also Vice-Chairman of Banco Hipotecario and E-Commerce Latina S.A. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a degree in law from the Universidad de Buenos Aires, He is member of the International Bar Association (Asociación Internacional de Abogados) and the Interamerican Federation of Lawyers (Federación Interamericana de Abogados). He is founding partner of the law firm Zang, Bergel & Viñes. He is also the Vice-Chairman 1° of SAPSA and Cresud and Vice-Chairman of Puerto Retiro and Fibesa; director of Banco Hipotecario, Nuevas Fronteras S.A., Tarshop and Palermo Invest S.A.

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from the Universidad de Buenos Aires. He is Vice-Chairman 2” of Cresud and Vice-Chairman executive of APSA and SAPSA. He is also Vice-Chairman of Nuevas Fronteras and Hoteles Argentinos and Director of IBOSA. He is the brother of Chairman Eduardo S. Elsztain and is the cousin of Director, Fernando A. Elsztain.

Oscar P, Bergotto. Mr. Bergotto is the Chief Treasury Officer of our company since 1991. He has also worked in various other real estate companies. He is a director of APSA.

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Fernando A, Elsztain. Mr. Elsztain studied architecture at the Universidad de Buenos Aires. He has been engaged in the real estate business as consultant and as managing officer of a familiar real estate company. He is Chairman of the board of directors of Llao Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of APSA, SAPSA, Hoteles Argentinos and Tarshop and alternate director of Banco Hipotecario and Puerto Retiro among others. He is the cousin of Alejandro Elsztain and Eduardo S. Elsztain.

Gabriel A, G, Reznik. Mr. Reznik obtained a degree in civil engineering from the Universidad de Buenos Aires. He has been working for our company From 1992 through 2002, He formerly worked for an independent construction company in Argentina. He is director of APSA; Cresud and f Banco Hipotecario S.A.; and alternate director of Emprendimientos Recoleta, Inversora Bolívar, Puerto Retiro and Nuevas Fronteras S.A.

Cedric D, Bridger. Mr. Bridger is qualified as a certified public accountant in the United Kingdom, From 1992 through 1998, he served as Chief Financial Officer of YPF S.A. Mr. Bridger was also Financial Director of Hughes Tool Argentina, Chief Executive Officer of Hughes Tool in Brazil and Hughes’ Corporate Vice President for South American Operations, He is Director of Banco Hipotecario.

Marcos Fischman. Marcos Fischman is pioneer in individual and corporate coaching in Argentina, He studied at the Hebrew University of Jerusalem, He provides consulting services to businessmen, scholars and artists, Since 1993, he is with our company providing consulting services in organizational communication and development.

Fernando Barenboim. Mr. Barenboim graduated as Architect at the University of Buenos Aires. He also attended post-grade courses in the University of Buenos Aires and in the UNESCO and has a Master in the Argentine Catholic University (UCA). He joined IRSA in 1991. He is a manager of the real estate portfolio of Banco Hipotecario S.A. and is currently IRSA´s commercial manager.

Fernando Rubín. Mr. Rubin has a degree in Psychology awarded by the University of Buenos Aires and attended a post-grade course in Human Resources and Organizational Analysis at E.P.S.O. Since July 2001 has performed as area manager for organizational development at Banco Hipotecario. He served as corporate manager of human resources for IRSA, director of human resources for LVMH (Moet Hennessy Louis Vuitton) in Argentina and Bodegas Chandon in Argentina and Brazil. He also served as manager of the human resources division of the international consulting firm Roland Berger & Partner-International Management Consultants.

Gary S. Gladstein. Mr. Gladstein has a degree in Economic Sciences awarded by the University of Connecticut and a Master in Business Administration of the University of Columbia. He performed as operations manager in Soros Fund Management LLC and is currently a senior consultant of Soros Fund Management LLC. He is also director of Soros Fund Management LLC.

Mario Blejer. Dr. Blejer obtained a degree at the Hebrew University and its doctorate at the University of Chicago. He lectured courses at the Hebrew, Boston and New York Universities. He has published several articles on macroeconomic and financial stability subjects. During twenty years he served in different departments of the International Monetary Fund, in 2002 he was appointed President of the Argentine Central Bank and during 2003 was appointed Director of the Center for Studies of Central Banks of the Bank of England.

Salvador D. Bergel. Mr. Bergel obtained a degree in law and a PhD, in law from the Universidad del Litoral, He is a founding partner of the law firm Zang, Bergel & Viñes and a consultant to Repsol YPF S.A. He is also an alternate director of Cresud.

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Juan C, Quintana Terán. Mr. Quintana Terán obtained a degree in law from the Universidad de Buenos Aires, He is a consultant of the law firm Zang, Bergel & Viñes, He has been Chairman and Judge of the National Court of Appeals of the city of Buenos Aires dealing in commercial matters, He is an alternate director of Cresud; Banco Hipotecario and Nuevas Fronteras S.A.

Emilio J, Cárdenas. Mr. Cárdenas obtained a degree in law from the Universidad de Buenos Aires and a masters degree in law from the University of Michigan, He has been a member of our board of directors of our company since 1996, He was the President of ABRA, a founding partner at the law firm of Cárdenas, Cassagne & Asociados, Argentina’s Permanent Representative to the United Nations, a member of United Nations Security Council and is currently a member of the board of directors of HSBC Banco Roberts.

Contracts with our Directors

Systems for remunerating Directors

The Commercial Companies Law establishes that in the event that the compensation for Board Members were not to be established in the by-laws, it should be determined by the shareholders’ meeting. The maximum amount of compensation under all headings that can be received by Board and Surveillance Committee members, including salaries and other remuneration on their performance in a technical or administrative capacity, shall not be able to exceed 25% of net income. Such maximum amount will be restricted to 5% when dividends are not distributed and will increase, proportionally to such distribution up to such limit when total profits are distributed.

When the exercise of special commissions or technical and administrative functions by one or more directors requires the need to extend the established limits at times when profits are low or non-existent, such excess remuneration will only be allowed if expressly agreed by the shareholders’ meeting. The remuneration of our directors for each year is determined as laid down by the Commercial Companies Law, taking into account whether they perform technical or administrative functions and on the basis of the results obtained for the year. Once the amounts have been determined, they are submitted for the approval of the shareholders’ meeting.

An amount of Ps. 5,361 was assigned to Director’s Fee provision for all items during this year.

Executive Committee

Pursuant to our bylaws, our day-to-day business is managed by an executive committee consisting of five directors among which, there should be the chairman, first vice-chairman and second vice-chairman of the board of directors. The current members of the Executive Committee are Messrs. Eduardo S. Elsztain, Saúl Zang, Mr. Alejandro Elsztain and Mr. Fernando Elsztain as members, and Mr. Oscar P. Bergotto as alternative member. The executive committee is responsible for the management of the day to day business delegated by the Board of Directors in accordance with applicable law and our bylaws. Our bylaws authorize the executive committee to:

•	designate the managers and establish the duties and compensation of such managers;

•	grant and revoke powers of attorney on behalf of us;

•	hire, discipline and fire personnel and determine wages, salaries and compensation of personnel;

•	enter into contracts related to our business;

•	manage our assets;

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•	enter into loan agreements for our business and set up liens to secure our obligations; and

•	perform any other acts necessary to manage our day-to-day business,

Audit Committee

Pursuant to the System governing the Transparency of Public Offers established through Decree 677/01, the rules of the National Securities Commission (CNV), CNV Resolution Nº 400 and 402; and as from the first fiscal year subsequent to the effectiveness of Decree 677/01, the Board of Directors established that the Audit Committee shall be a Committee of the Board of Directors whose main function will be to assist the Board in performing its duty of exercising due care, diligence and competence in issues relating to our company, specifically in the enforcement of the accounting policy and in the issue of accounting and financial information, the management of business risk and of internal control systems, the conduct and ethical soundness of the company’s business, the supervision of the integrity of our financial statements, the compliance by our company with the legal provisions, the independence and capability of the independent auditor and the performance of the internal audit function of our company and of the external auditors.

On May 27, 2004, the board officially notified of the setting up and staffing of the Audit Committee foreseen by article 15 of the Regime for Transparency in Public Offering approved by Decree 677/01 and section 13 of Resolution 400/2002. Members of Audit Committee are Messrs. Marcos Fishman, Cedric Bridger and Gabriel Adolfo Reznik.

In conformity with Decree 677/01 and with the Regulations of the National Securities Commission our Audit Committee is formed by three directors, two of which are independent directors. The NYSE Regulations establish that as of July 31, 2005 foreign companies listing securities in the United States should have an Audit Committee fully formed by independent directors.

To such purpose, the Company summoned an extraordinary shareholders´ meeting on the past August 2. However, taking into account that the elected independent director was unable to accept the position in the Audit Committee due to temporary personal reasons, the Company has decided to await the next annual general meeting to be held in October to appoint both the new directors and a fully independent Audit Committee.

Supervisory Committee

Composition of the Supervisory Committee

The supervisory committee (Comisión Fiscalizadora) is responsible for reviewing and supervising our administration and affairs, and verifying compliance with the bylaws and the resolutions adopted at shareholders’ meetings. The members of the supervisory committee, the syndics, are appointed at the annual general ordinary shareholders’ meeting for a one year term. The supervisory committee is composed of 3 members and 3 alternate members.

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The following table shows information about the members of our supervisory committee, who were elected at the ordinary and extraordinary shareholders’ meeting held on October 22, 2004:

Name	Date of birth	Position	Current position held since
Andrés Suárez	01/01/1965	Member	2004
José D. Abelovich	07/20/1956	Member	1992
Marcelo H. Fuxman	11/30/1955	Member	1992
Diego Niebuhr	02/10/1953	Alternate member	2002
Roberto Murmis	04/07/1959	Alternate member	2003
Silvia De Feo	10/07/1958	Alternate member	2003

Set forth below is a brief biographical description of each member of our supervisory committee,

Andrés Suarez. Mr. Suárez is a Certified Public Accountant of the University of Buenos Aires. He is a partner of Price Waterhouse & Co. S.R.L., member firm of Price WaterhouseCoopers. He currently is a member of the Supervisory Committees of IRSA and APSA.

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from the Universidad de Buenos Aires, He is a founding member and partner of Abelovich, Polano & Asociados/SC International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the supervisory committees of APSA, SAPSA, Hoteles Argentinos and Inversora Bolívar.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from the Universidad de Buenos Aires, He is a partner of Abelovich, Polano and Associates/SC International, a public accounting firm in Argentina. He is also a member of the supervisory committee of APSA, SAPSA and Inversora Bolívar.

Diego Niebuhr. Mr. Niebuhr obtained a degree in accounting from the Universidad de Buenos Aires, He is a partner of Price Waterhouse & Co, a member firm of PricewaterhouseCoopers. He is also a member of the supervisory committee of Cresud.

Roberto Murmis. Mr. Murmis holds a degree in accounting from the Universidad de Buenos Aires, Mr. Murmis is a partner at Abelovich, Polano & Asociados / SC International. Mr. Murmis worked as an advisor to the Secretaría de Ingresos Públicos. Furthermore, he is a member of the supervisory committee of SAPSA, Futuros y Opciones S.A. and Llao Llao Resorts S.A.

Silvia De Feo. Mrs. De Feo obtained a degree in accounting from the University of Belgrano. She is a manager at Abelovich, Polano & Asociados/ SC International, an accounting firm in Argentina and former manager at Harteneck, Lopez & Cía./Coopers & Lybrand. She is also a member of the Supervisory Committees of SAPSA, Inversora Bolivar S.A. and Baldovinos S.A.

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STOCK MARKET INFORMATION

Price history of our stock on the NYSE

Our Global Depositary Shares, each representing 10 common shares, are listed and traded on the NYSE under the trading symbol “IRS”. The Global Depositary Shares began trading on the NYSE on December 20, 1994 and were issued by the Bank of New York, Inc. acting as Global Depositary Shares Depositary. It should not be assumed, however, that the Global Depositary Shares will actually trade at a multiple of 10 times the price per common share. The following table shows, for the periods indicated, the high and low closing sales price of the Global Depositary Shares on the NYSE.

Fiscal year	U.S. dollar per GDS
	High	Low
2005	17.10	6.63
2004	11.52	6.5
2003	10.36	3.86
2002	16.08	3.66
2001	22.22	13.00
2000	31.25	19.86
1999	33.50	16.00

Fiscal Quarter	High	Low
2005
4th quarter	12.84	11.12
3rd quarter	17.10	11.00
2nd quarter	11.43	8.11
1st quarter	8.12	6.63
2004
4th quarter	9.88	6.5
3rd quarter	11.52	9.10
2nd quarter	11.43	8.85
1st quarter	9.22	7.25
2003
4th quarter	6.11	3.86
3rd quarter	6.02	6.79
2nd quarter	8.00	5.25
1st quarter	10.36	7.96

Month (fiscal year 2005)	High	Low
June	12.70	11.43
May	12.65	11.58
April	12.84	11.12
March	17.10	12.55
February	16.84	12.17
January	12.4	11.00

Source :Bloomberg.

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Bolsa de Comercio de Buenos Aires

Our shares are listed and traded on the Bolsa de Comercio de Buenos Aires (BCBA.) under the trading symbol “IRSA”. Our Shares began trading on the BCBA in 1948. The following table shows, for the periods indicated, the high and low closing sales price of our Shares on the BCBA.

	Ps. per share
Fiscal year	High	Low
2005	5.05	1.99
2004	3.34	1.90
2003	2.88	1.44
2002	1.88	0.58
2001	2.23	1.30
2000	3.15	1.99
1999	3.37	1.63

Fiscal Quarter	High	Low
2005
4th quarter	3.80	3.22
3rd quarter	5.05	3.22
2nd quarter	3.43	2.38
1st quarter	2.42	1.99
2004
4th quarter	2.80	1.90
3rd quarter	3.34	2.63
2nd quarter	3.29	2.60
1st quarter	2.68	2.10
2003
4th quarter	2.88	2.32
3rd quarter	2.53	1.82
2nd quarter	2.25	1.75
1st quarter	2.20	1.44

Month (fiscal year 2005)	High	Low
June	3.68	3.25
May	3.73	2.32
April	3.80	3.22
March	5.05	3.74
February	4.97	3.58
January	3.60	3.22

Source: Bloomberg.

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OUTLOOK FOR THE COMING YEAR

For the coming year we plan to continue maintaining and strengthening our dominant position in the real estate industry and in developing Shopping Centers. We will also aim at consolidating our growth through expanding in the country provinces and other Latin American cities.

We believe that the signals of recovery of mortgage credits at world scale will favorably affect prices, and will consequently increase the value of our Company assets. As an example of such a situation at global level we can mention the United States where mortgage loans currently represent 89.6% of the Gross Domestic Product, or Chile where they represent 14.4%. In Argentina, in January 2005, for the first time after the 2001 crisis, a highest number of new mortgage subscriptions than cancellations and renewals of existing mortgage credits was fulfilled. The larger access to the credit will encourage the demand for buildings, therefore such a data can be helpful for a favorable evolution of future real estate prices.

On the other hand, the reduction of construction costs of almost 34% during the last three years benefits the concretion of higher profitability projects.

Both issues have a positive impact on our activities and when combining with the efficient management actions of our Company will surely lead us to continue achieving excellent results in each business unit.

With respect to offices and other real estate for rent, we will continue increasing our portfolio of premium buildings, as occurred during the fiscal year ended June 30, 2005 with the acquisition of the Microsoft building and the commencement of works in plots of the Puerto Madero area. These new undertakings will render a highly significant increase of the surface capable of generating income to the Company in this business segment.

The success in the positioning and the sales of our Shopping Centers, urge us to continue improving our large variety of commercial proposals, in line with the consumers´ needs and with the latest trends. We will continue evaluating several projects to produce opportunities in the most densely populated cities inside the country.

On the other hand, the outstanding boom of the local hotel activity encouraged us to increase investments in this industry and started construction of 42 new suits at the Llao Llao Hotel aiming at expanding it current capacity. The increasing number of tourists visiting our country led us to make improvements in our hotels´ infrastructure in order to continue providing excellent services.

Finally, we have to mention the hidden value of the Company which materializes in its reserves of land strategically located as, for instance, the plots of land in Puerto Madero, Caballito, Neuquén, Rosario, Córdoba, among other. In the future, we will continue developing these reserves mostly through construction of housing, shopping centers, hotels and a large number of projects that we have in mind.

All the events referred to above make us feel highly optimistic with respect of the Company´s future, and we are motivated to face the new challenges that fiscal year 2006 will bring about.

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IRSA Inversiones y Representaciones

Sociedad Anónima and subsidiaries

Free translation of the

Consolidated Financial Statements

As of and for the Fiscal years ended

June 30, 2005 and 2004

50

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Consolidated Balance Sheets as of June 30, 2005 and 2004

In thousand of pesos (Notes 1, 2 and 3)

	June 30, 2005	June 30, 2004
ASSETS
CURRENT ASSETS
Cash and banks (Note 5)	98,244	93,096
Investments (Note 9)	113,690	70,804
Mortgages and leases receivables (Note 6)	65,481	34,431
Other receivables (Note 7)	46,694	52,748
Inventories (Note 8)	65,626	10,572

Total Current Assets	389,735	261,651

NON-CURRENT ASSETS
Mortgages and lease receivables (Note 6)	7,765	2,836
Other receivables (Note 7)	112,538	116,585
Inventories (Note 8)	53,460	34,553
Investments (Note 9)	531,606	512,911
Fixed assets, net (Note 10)	1,436,628	1,265,666
Intangible assets, net	5,880	2,427

Subtotal Non-Current Assets	2,147,877	1,934,978

Goodwill, net	(13,186)	11,697

Total Non-Current Assets	2,134,691	1,946,675

Total Assets	2,524,426	2,208,326

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable	66,881	43,008
Mortgages payable (Note 11)	25,462	2,218
Customer advances (Note 12)	50,924	25,454
Short term-debt (Note 13)	93,918	135,127
Salaries and social security payable	12,336	7,981
Taxes payable	22,352	11,641
Other liabilities (Note 14)	39,104	30,593

Total Current Liabilities	310,977	256,022

NON-CURRENT LIABILITIES

Trade accounts payable	1,949	2,865
Mortgages payable (Note 11)	27,627	—
Customer advances (Note 12)	39,868	28,802
Long term-debt (Note 13)	389,755	468,807
Taxes payable	21,772	11,589
Other liabilities (Note 14)	34,410	10,150

Total Non-Current Liabilities	515,381	522,213

Total Liabilities	826,358	778,235

Minority interest	445,839	470,237
SHAREHOLDERS´ EQUITY	1,252,229	959,854

Total Liabilities and Shareholders´ Equity	2,524,426	2,208,326

The accompanying notes are an integral part of these Consolidated Financial Statements.

Eduardo Sergio Elsztain

President

2

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Consolidated Statements of Income

For the Fiscal years beginning on

July 1, 2004 and 2003

and ended June 30, 2005 and 2004

In thousand of pesos, except “earnings per share” (Notes 1, 2 and 3)

	June 30, 2005	June 30, 2004
Sales, leases and services	369,889	260,805
Cost of sales, leases and services	(166,805)	(147,416)

Gross profit	203,084	113,389
Gain from valuation of inventories at net realizable value	17,317	—
Selling expenses	(37,882)	(21,988)
Administrative expenses	(69,724)	(50,240)

Subtotal	(90,289)	(72,228)
Net gain in credit card trust Tarjeta Shopping	423	261
Gain from operations and holdings of real estate assets	27,938	64,343

Operating income (Note 4)	141,156	105,765
Amortization of goodwill	(1,663)	(2,904)
Financial results generated by assets:
Interest income	4,870	5,261
Interest on discount by assets	173	1,695
Gain on financial operations	24,285	70,499
Exchange (loss) gain	(3,519)	16,543

Subtotal	25,809	93,998
Financial results generated by liabilities:
Interest on discount by liabilities	(134)	(294)
Discounts	2,205	7,235
Exchange gain (loss)	7,504	(29,578)
Financial expenses	(47,601)	(60,815)

Subtotal	(38,026)	(83,452)

Financial results, net	(12,217)	10,546
Gain on equity investments	66,894	26,653
Other income and expenses, net (Note 15)	(14,566)	(13,636)

Net Income before taxes and minority interest (Note 4)	179,604	126,424
Income tax and asset tax	(53,207)	(25,720)
Minority interest	(23,152)	(12,842)

Net income for the year (Note 4)	103,245	87,862

Earnings per common share
Basic (Note 25)	0.368	0.390
Diluted (Note 25)	0.231	0.226

The accompanying notes are an integral part of these Consolidated Financial Statements.

Eduardo Sergio Elsztain

President

3

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Consolidated Statements of Cash Flows (1)

For the Fiscal years beginning on

July 1, 2004 and 2003

and ended June 30, 2005 and 2004

In thousand of pesos (Notes 1, 2 and 3)

	June 30, 2005	June 30, 2004
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of beginning of year	122,913	193,057
Cash and cash equivalents as of end of year	142,589	122,913

Net increase (decrease) in cash and cash equivalents	19,676	(70,144)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	103,245	87,862
Plus income tax and asset taxaccrued for the year	53,207	25,720
Adjustments to reconcile net income to cash flows from operating activities:
• Gain on equity investments	(66,894)	(26,653)
• Minority interest	23,152	12,842
• Allowances and reserves	13,700	8,447
• Sundry provisions	14,538	12,414
• Amortization and depreciation	74,483	68,519
• Financial results	(28,046)	(35,451)
• Loss from sale of fixed assets	606	—
• Gain from sale of inventories	(15,501)	—
• Gain from operations and holding of real estate assets	(27,938)	(64,343)
• Income from valuation of inventories at net sale value	(17,317)	—
Changes in operating assets and liabilities:
• (Increase) Decrease in current investments	(4,532)	4,418
• Increase in non-current investments	—	(10,729)
• Increase in mortgages and lease receivables	(49,189)	(9,415)
• Decrease (Increase) in other receivables	8,763	(1,256)
• (Increase) Decrease in inventories	(7,418)	6,894
• Increase in intangible assets	(2,323)	(603)
• Increase in taxes payable, salaries and social security charges and customer advances	11,975	2,765
• Increase in trade accounts payable	21,048	14,442
• Increase in accrued interest	5,598	2,189
• Decrease in other liabilities	(17,667)	(24,648)

Net cash provided by operating activities	93,490	73,414

CASH FLOWS FROM INVESTING ACTIVITIES:
• Guarantee of default credit	(11,733)	—
• Payment for companies acquired net of cash acquired	(4,163)	—
• Increase in non current investments	(13,772)	—
• Purchase of Banco Hipotecario S.A. shares	—	(127,348)
• Sale of Banco Hipotecario S.A. shares	—	57,070
• Acquisition of undeveloped parcels of land	(681)	(558)
• Decrease in minority interest	(17,017)	—
• Purchase and improvements of fixed assets	(79,316)	(25,073)

Net cash used in investing activities	(126,682)	(95,909)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Swap collection	15,840	—
• Increase in short-term and long term debt	117,241	300
• Settlement of short-term and long-term debt	(167,255)	(66,406)
• Payments of dividends by subsidiaries to minority shareholders	—	(292)
• Guarantee of default credit	(5,822)	—
• Dividends paid	(10,300)	(4,860)
• Settlement of debt with minority shareholders	(2,516)	—
• Settlement of financing obtained for the acquisition of subsidiaries	—	(1,150)
• Issuance of capital stock	105,680	24,759

Net cash provided by (used in) financing activities	52,868	(47,649)

NET INCREASE ( DECREASE) IN CASH AND CASH EQUIVALENTS	19,676	(70,144)

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Eduardo Sergio Elsztain

President

4

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Consolidated Statements of Cash Flows (Continued)

For the Fiscal years beginning on

July 1, 2004 and 2003

and ended June 30, 2005 and 2004

In thousand of pesos (Notes 1, 2 and 3)

	June 30, 2005	June 30, 2004
Supplemental cash flow information
Cash paid during the period year:
• Interest	47,768	58,921
• Income tax	1,452	1,002

Non-cash activities:

• Increase in fixed assets through a decrease in inventories	123	40
• Increase in inventories through a decrease in fixed assets	6,084	18,189
• Increase in intangible assets through a decrease in fixed assets	2,126	31
• Increase in fixed assets through a decrease in undeveloped parcels of lands	13,371	51,501
• Increase in inventories through a decrease in undeveloped parcels of lands	25,979	10,748
• Increase in other receivables through a decrease in inventories	—	8,755
• Increase in other non-current receivables through a decrease in inventories	—	5,890
• Increase in other receivables through an increase in taxes payable	—	2,854
• Increase in other receivables through a decrease in non current-investments	—	14,878
• Increase in credit card trust Tarshop	7,501	12,513
• Liquidation of interest in credit card trust Tarshop	3,004	210
• Increase in fixed assets through an increase in mortgages payable	49,749	—
• Increase in fixed assets through a decrease in other receivables	103	—
• Attached funds offset by reserve for contingencies	185	—
• Increase in fixed assets through a decrease in non current investments	596	—
• Increase in fixed assets through a decrease in trade accounts payable	926	—
• Conversion of negotiable obligations into shares	83,450	38,047

Eduardo Sergio Elsztain

President

5

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Consolidated Statements of Cash Flows (Continued)

For the Fiscal years beginning on

July 1, 2004 and 2003

and ended June 30, 2005 and 2004

In thousand of pesos (Notes 1, 2 and 3)

	June 30, 2005	June 30, 2004
Acquisitions of subsidiary companies:

Mortgages and lease receivables	1,489	—
Other receivables	4,761	—
Fixed assets	86,931	—
Intangible assets	12	—
Trade accounts payable	(983)	—
Customer advances	(3,325)	—
Short-term and long-term debt	(38,178)	—
Salaries and social security charges	(203)	—
Taxes payable	(754)	—
Other liabilities (includes Ps. 75 payable to Alto Palermo (APSA))	(24,073)	—

Net non-cash assets acquired	25,677	—

Cash and cash equivalents acquired	1,239	—

Net assets acquired	26,916	—

Minority interest	(8,398)	—
Equity method value before the acquisition	(5,087)	—
Higher value of fixed assets acquired	1,558	—

Purchase value of acquired subsidiaries	14,989	—

Cash and cash equivalents acquired	(1,239)	—
Seller financing	(9,587)	—

	4,163	—

Eduardo Sergio Elsztain

President

6

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements

For the Fiscal years beginning on

July 1, 2004 and 2003

and ended June 30, 2005 and 2004

Amounts expressed in thousand

NOTE 1:	BASIS OF CONSOLIDATION – CORPORATE CONTROL

a.	Basis of consolidation

The Company has consolidated its balance sheets at June 30, 2005 and 2004 and the statements of income and cash flows for the fiscal years ended June 30, 2005 and 2004 line by line with the financial statements of its subsidiaries, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and by the National Securities Commission.

All significant intercompany balances and transactions have been eliminated in consolidation.

The following table shows the data concerning the corporate control:

	DIRECT AND INDIRECT % OF CAPITAL (*)		DIRECT AND INDIRECT % OF VOTING SHARES (*)
COMPANIES	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Ritelco S.A.	100.00	100.00	100.00	100.00
Palermo Invest S.A.	66.67	66.67	66.67	66.67
Abril S.A.	83.33	83.33	83.33	83.33
Pereiraola S.A.	83.33	83.33	83.33	83.33
Baldovinos S.A.	83.33	83.33	83.33	83.33
Hoteles Argentinos S.A.	80.00	80.00	80.00	80.00
Llao LLao Resorts S.A.	50.00	50.00	50.00	50.00
Buenos Aires Trade & Finance Center S.A.	100.00	100.00	100.00	100.00
Alto Palermo S.A. (“APSA”)	60.69	53.81	60.69	53.81

(*)	The above holdings do not contemplate irrevocable capital contributions.

7

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 1:	(Continued)

b.	Acquisition of related companies

On September 29, 2004, Alto Palermo S.A. (APSA) entered into a purchase-sale agreement for the purchase of 49.9% of the capital stock of Mendoza Plaza Shopping S.A. (Former Pérez Cuesta S.A.C.I.). The purchase transaction was approved by the National Commission for the Defense of Competition on November 17, 2004. As a result of this acquisition, Alto Palermo S.A. (APSA) holds 68.8% of the capital stock of that company, the main activity of which relates the operation of the Mendoza Plaza Shopping mall in the city of Mendoza.

For purchase details and other related transactions, see Note 28.

c.	Comparative information

Certain amounts in the financials statements at June 30, 2004 were reclassified for disclosure on a comparative basis with those for the year ended June 30, 2005.

NOTE 2:	CONSIDERATION OF THE EFFECTS OF INFLATION

The financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the government discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole.

The rate used for restatement of items is the domestic wholesale price index published by the National Institute of Statistics and Census.

8

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the subsidiaries mentioned in Note 1, have been prepared on a consistent basis with those applied by IRSA Inversiones y Representaciones Sociedad Anónima. Note 1 to the basic financial statements details the most significant accounting policies. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a.	Banco Hipotecario S.A. shares

Banco Hipotecario S.A. shares were valued by using the equity method of accounting.

b.	Revenue recognition

The Company’s revenues mainly stem from office leases, shopping center operations, development and sale of real estate, hotel operations and, to a lesser extent, from e-commerce activities.

•	Leases and services from shopping center operations

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales).

Furthermore, pursuant to the rent escalation clause in most leases, the tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease. Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

9

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 3:	(Continued)

b.	(Continued)

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease. The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations.

Administration fees are recognized monthly when accrued. In addition to rent, tenants are generally charged “admission rights”, that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

•	Credit card operations

Revenues derived from credit card transactions include commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized at the time it is accrued.

•	Hotel operations

The Company recognizes revenues from its rooms, catering, and restaurant facilities as accrued on the close of each business day.

Net operating results from each business unit are disclosed in Note 4.

c.	Intangible assets

Intangible assets are carried at cost restated as mentioned in Note 2, less accumulated amortization and corresponding allowances for impairment in value. Included in the Intangible Assets caption are the following:

•	Trademarks

Trademarks include the expenses and fees related to their registration.

10

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 3:	(Continued)

c.	(Continued)

•	Pre-operating expenses

This item reflects expenses generated by the opening of new shopping malls. Those expenses are amortized by the straight-line method in 3 years for each shopping mall, beginning as from the date of opening.

•	Property development expenses

Expenses incurred related to the selling of development properties, including advertising, commissions and other expenses, are charged to net income for the period in which the corresponding income is accrued, based on the percentage of completion method.

The value of these assets do not exceed its estimated recoverable value at the end of each year.

d.	Goodwill

Negative goodwill represents the excess of the market value of net assets of the subsidiaries at the percentage participation acquired over the acquisition cost. Goodwill has been restated following the guidelines mentioned in Note 2. and amortization has been calculated by the straight-line method based on an estimated useful life of 20 years, considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

Additionally, also included was the goodwill from the subsidiary APSA, originating from the purchase of shares of Tarshop S.A., Fibesa S.A. and Shopping Alto Palermo S.A., which is amortized through the straight-line method over a period that not exceeds 10 years.

Amortization has been classified under “Amortization of goodwill” in the Statements of Income.

11

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	OPERATING INCOME BY BUSINESS UNIT

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has five reportable segments. These segments are Sale and development of properties, Office and other non-shopping center rental properties, Shopping centers, Hotel operations, and Financial operations and others. As discussed in Note 1, the consolidated statements of income were prepared following the guidelines of Technical Resolution No. 21 of the F.A.C.P.C.E..

A general description of each segment follows:

•	Sale and development of properties

This segment includes the operating results of the Company’s construction and ultimate sale of residential buildings business.

•	Office and other non-shopping center rental properties

This segment includes the operating results of the Company’s lease and service revenues of office space and other building properties from tenants.

•	Shopping centers

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants. This segment also includes revenues derived from credit card transactions that consist of commissions and financing income.

•	Hotel operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

•	Financial operations and others

This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes gain/loss in equity investments of the Company relating to the banking activity, internet, telecommunications and other technology-related activities of the Company.

12

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

The Company measures its reportable segments based on operating result. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on operating result. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 1 to the basic financial statements and in Note 3 to the consolidated financial statements.

13

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

The following information provides the operating results from each business unit:

As of June 30, 2005

	Sale and development of properties	Office and Other non- shopping center rental properties (a)	Shopping centers	Hotel operations	Financial and other operations	Total
Sales, leases and services	32,311	19,431	230,087	87,120	940	369,889
Cost of sales, leases and services	(16,939)	(7,746)	(92,217)	(48,924)	(979)	(166,805)
Gross profit (loss)	15,372	11,685	137,870	38,196	(39)	203,084
Income from valuation of inventories at net sale value	17,317	—	—	—	—	17,317
Selling expenses	(2,564)	(922)	(24,604)	(9,792)	—	(37,882)
Administrative expenses	(9,514)	(9,223)	(31,553)	(19,434)	—	(69,724)
Net gain in credit card trust	—	—	423	—	—	423
Gain from operations and holding of real estate assets	521	12,228	13,093	2,096	—	27,938
Operating income (loss)	21,132	13,768	95,229	11,066	(39)	141,156
Amortization of goodwill	—	—	(1,663)	—	—	(1,663)
Financial results, net	(5,846)	(4,283)	(17,284)	(4,189)	19,385	(12,217)
Loss (gain) on equity investments from related parties	—	—	(2,302)	12,197	56,999	66,894
Other income and expenses, net	—	—	(8,047)	223	(6,742)	(14,566)
Net income before taxes and minority interest	15,286	9,485	65,933	19,297	69,603	179,604
Minority interest	—	(2,112)	(17,216)	(3,824)	—	(23,152)
Income tax and asset tax	(13,089)	(1,784)	(33,615)	(1,179)	(3,540)	(53,207)
Net income for the year	2,197	5,589	15,102	14,294	66,063	103,245
Depreciation and amortization (b)	252	6,672	58,343	8,824	—	74,091
Addition of fixed assets and intangible assets	—	20,370	50,921	8,025	—	79,316
Non-current investments in other companies	—	—	808	—	219,432	220,240

Operating assets	343,803	364,420	1,124,780	133,035	—	1,966,038
Non-Operating assets	55,442	58,766	10,678	2,136	431,366	558,388
Total assets	399,245	423,186	1,135,458	135,171	431,366	2,524,426

Operating liabilities	11,040	68,129	147,915	20,313	—	247,397
Non-Operating liabilities	96,332	72,266	308,153	44,735	57,475	578,961
Total liabilities	107,372	140,395	456,068	65,048	57,475	826,358

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income (loss).

14

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

The following information provides the operating results from each business unit:

As of June 30, 2004

	Sale and development of properties	Office and Other non- shopping center rental properties (a)	Shopping centers	Hotel operations	Financial and other operations	Total
Sales, leases and services	30,257	15,144	143,250	71,295	859	260,805
Cost of sales, leases and services	(25,849)	(8,273)	(72,447)	(40,049)	(798)	(147,416))
Gross profit (loss)	4,408	6,871	70,803	31,246	61	113,389
Selling expenses	(3,957)	(54)	(9,827)	(8,150)	—	(21,988)
Administrative expenses	(6,689)	(4,331)	(23,607)	(15,613)	—	(50,240)
Net income in credit card trust	—	—	261	—	—	261
Gain from operations and holding of real estate assets	7,037	27,743	26,908	2,655	—	64,343
Operating income	799	30,229	64,538	10,138	61	105,765
Amortization of goodwill	—	—	(2,904)	—	—	(2,904)
Financial results, net	(6,127)	(6,205)	(13,543)	(4,930)	41,351	10,546
(Loss) gain on equity investments	(189)	—	(1,127)	—	27,969	26,653
Other income and expenses, net	—	—	(5,845)	(2,116)	(5,675)	(13,636)
Net (loss) income before taxes and minority interest	(5,517)	24,024	41,119	3,092	63,706	126,424
Minority interest	429	(1,279)	(9,275)	(2,717)	—	(12,842)
Income tax and asset tax	(462)	(3,268)	(16,311)	(3,060)	(2,619)	(25,720)
Net (loss) income for the year	(5,550)	19,477	15,533	(2,685)	61,087	87,862
Depreciation and amortization (b)	(1,217)	5,962	52,612	8,134	—	65,491
Addition of fixed assets and intangible assets	232	54	20,397	4,390	—	25,073
Non-current investments in other companies	—	—	7,198	—	162,659	169,857

Operating assets	295,869	275,849	992,036	131,478	—	1,695,232
Non-operating assets	59,335	55,321	64,851	7,019	326,568	513,094
Total assets	355,204	331,170	1,056,887	138,497	326,568	2,208,326

Operating liabilities	6,598	6,652	94,386	14,330	—	121,966
Non-operating liabilities	105,598	107,362	191,289	36,733	215,287	656,269
Total liabilities	112,196	114,014	285,675	51,063	215,287	778,235

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

15

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Contd.)

NOTE 5:	CASH AND BANKS

The breakdown for this item is as follows:

	June 30, 2005	June 30, 2004
Cash in local currency	2,232	904
Cash in US$	5,135	3,742
Banks in local currency	14,998	14,761
Banks in US$	30,702	43,430
Banks in EUR	284	161
Special current accounts in local currency	2,106	13
Foreign accounts	42,099	29,137
Checks to be deposited	688	948

	98,244	93,096

NOTE 6:	MORTGAGES AND LEASES RECEIVABLE

The breakdown for this item is as follows:

	June 30, 2005		June 30, 2004
	Current	Non- Current	Current	Non- Current
Debtors from sale of real estate	2,117	840	772	1,062
Interest to be accrued	(10)	(5)	(13)	(15)
Debtors from leases and credit card	51,256	7,899	28,423	1,834
Debtors from leases under legal proceedings	22,664	—	23,865	—
Debtors from sales under legal proceedings	2,368	—	2,495	—
Checks to be deposited	20,319	—	9,810	—
Related parties	146	—	79	—
Mortgages accounts receivable from hotel activities	4,876	—	4,299	—
Less:
Allowance for doubtful accounts	(425)	—	(485)	—
Allowance for doubtful leases	(37,830)	(969)	(34,814)	(45)

	65,481	7,765	34,431	2,836

16

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Contd.)

NOTE 7:	OTHER RECEIVABLES

The breakdown for this item is as follows:

	June 30, 2005		June 30, 2004
	Current	Non- Current	Current	Non- Current
Asset tax	18,009	25,694	1,009	56,522
Value added tax	3,838	5,173	1,010	1,428
Related parties	2,055	46	20,377	12
Guarantee deposits	279	19	500	33
Prepaid expenses	6,878	315	3,260	—
Guarantee of default credit (1)	—	17,128	—	—
Expenses to be recovered	3,726	—	2,462	—
Fund Administration	191	—	208	—
Advances to be rendered	79	—	1,213	—
Gross sales tax	1,037	782	407	438
Deferred income tax	—	61,761	—	58,721
Debtors under legal proceeding	96	—	119	—
Sundry debtors	2,837	—	2,139	—
Operating pending settlement	269	—	474	—
Income tax prepayments and withholding tax	1,332	—	2,860	—
Country club debtors	412	—	412	—
Trust accounts receivable	4,090	2,549	870	433
Tax credit certificates	—	—	563	—
Interest rate swap receivable	—	—	13,816	—
Mortgages receivable under legal proceeding	—	2,208	—	2,208
Allowance for doubtful accounts	—	(2,208)	—	(2,208)
Tax on personal assets	5,823	—	4,856	—
Allowance for tax on personal assets	(5,326)	—	(3,887)	—
Pre-paid insurance	52	—	—	—
Judicial attachments (Note 26)	861	—	—	—
Present value – other receivables	—	(1,064)	—	(1,384)
Other	156	135	80	382

	46,694	112,538	52,748	116,585

(1)	See note 15 to the basic financial statements and Note 16 to the consolidated financial statements.

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Contd.)

NOTE 8:	INVENTORIES

The breakdown for this item is as follows:

	June 30, 2005		June 30, 2004
	Current	Non- Current	Current	Non- Current
Credit from barter of “Edificios Cruceros”(1)	8,141	—	—	5,836
Dock 13	1,605	—	37	—
Dorrego 1916	13	—	13	—
Minetti “D”	65	—	33	—
Rivadavia 2768	—	—	123	—
Torres Jardín	468	—	245	—
V. Celina	43	—	43	—
Abril / Baldovinos	7,671	2,782	3,239	4,548
San Martín de Tours	11,743	—	4,744	—
Credit from barter of Benavidez (Note 27)	—	8,542	—	8,755
Torres de Abasto	518	—	555	—
Dique III (2)	33,699	—	—	—
Credit from barter of Parcel 1 c) Dique III (Note 21)	—	22,861	—	—
Torres Rosario	—	19,275	—	15,414
Other inventories	1,660	—	1,540	—

	65,626	53,460	10,572	34,553

(1)	See note 1.6.h to the basic financial statements.
(2)	Corresponds to parcel 1 e) (valued at restated cost).An option contract was signed for this plot and this option has not been exercised as of the date of issuance of these financial statements. Also, corresponds to parcel 1 d) (valued at net realizable value). A preliminary sale contract was signed for this plot. See Note 21.

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Contd.)

NOTE 9:	INVESTMENTS

The breakdown for this item is as follows:

	June 30, 2005	June 30, 2004
Current
Cedro (1)	5	67
Lebacs (1)	3,445	—
Bocanova (1)	—	266
Boden (1)	39	32
Mortgage bonds (1)	3,523	—
Bono Argentina Discount (1)	1,074	—
IRSA I Trust Exchangeable Certificate (1)	558	252
Time deposits and money markets	24,754	25,837
Mutual funds (2)	69,229	37,627
Tarshop Trust (1)	10,634	6,677
Banco Ciudad de Bs. As. Bond (1)	391	14
Other investments (1)	38	32

	113,690	70,804

Non-current
Banco de Crédito y Securitización S.A.	4,448	4,590
Banco Hipotecario S.A.	213,265	158,069
IRSA Telecomunicaciones N.V.	1,719	—
Mendoza Plaza Shopping S.A. (Former Pérez Cuesta S.A.C.I.) (Note 28)	—	5,763
E-Commerce Latina S.A	808	1,435
IRSA I Trust Exchangeable Certificate	3,353	5,675
Tarshop Trust	19,256	13,411
Banco Ciudad de Bs. As. Bond	482	887
Other investments	48	31

	243,379	189,861

Undeveloped parcels of land:
Constitucion 1111	—	1,261
Dique IV	6,490	6,160
Caballito plots of land	19,898	19,898
Padilla 902	89	71
Pilar	3,408	3,408
Torres Jardín IV	3,030	2,568
Puerto Retiro (Note 16)	46,493	46,424
Santa María del Plata	112,771	124,783
Pereiraola	21,875	21,875
Buenos Aires Trade and Finance Center S.A.	—	25,979
Air space Supermercado Coto	11,695	10,442
Caballito	31,065	29,717
Neuquén	9,987	9,983
Alcorta Plaza	18,048	17,545
Other parcels of undeveloped land	3,378	2,936

	288,227	323,050

	531,606	512,911

(1)	Not considered as cash for consolidated statements of cash flow purposes.
(2)	Include Ps. 46,886 and Ps. 31,866 at June 30, 2005 and 2004 respectively, corresponding to “Dolphin Fund PLC”, not considered as cash for consolidated statement of cash flow purposes.

Include Ps. 1,738 and Ps. 1,781 at June 30, 2005 and 2004 respectively, corresponding to NCH Development Partner fund not considered as cash for consolidated statement of cash flow purposes.

Include Ps. 1,014 at June 30, 2005 corresponding to Gainvest funds no considered cash for consolidated statements of cash flow purposes.

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Contd.)

NOTE 10:	FIXED ASSETS

The breakdown for this item is as follows:

	June 30, 2005	June 30, 2004
Hotels
Llao-Llao	33,097	30,827
Intercontinental	57,073	57,447
Libertador	36,700	37,795

	126,870	126,069

Office buildings
Avda. de Mayo 595	4,574	4,419
Avda. Madero 942	2,401	2,213
Edificios Costeros (Dique II)	19,358	19,726
Laminar Plaza	30,577	31,126
Libertador 498	43,307	42,679
Libertador 602	2,985	2,628
Madero 1020	1,665	4,047
Maipú 1300	44,581	45,432
Reconquista 823	19,355	17,733
Rivadavia 2768	164	—
Sarmiento 517	84	121
Suipacha 652	11,749	10,641
Intercontinental Plaza	67,741	65,152
Costeros Dique IV	21,849	20,123
Bouchard 710	72,222	—

	342,612	266,040

Commercial real estate
Alsina 934	1,429	1,457
Constitución 1111	545	494

	1,974	1,951

Other fixed assets
Abril	1,133	1,944
Alto Palermo Park	500	500
Thames	3,033	3,197
Santa María del Plata	12,109	—
Constitución 1159	1,324	—
Other	1,593	3,470

	19,692	9,111

Shopping Center
Alto Avellaneda	98,750	107,333
Alto Palermo	210,822	229,117
Paseo Alcorta	65,816	69,003
Abasto	202,776	210,696
Patio Bullrich	115,602	121,678
Buenos Aires Design	20,935	23,381
Alto Noa	30,883	29,589
Alto Rosario	79,117	53,295
Mendoza Plaza Shopping (Former Pérez Cuesta S.A.C.I.)	83,706	—
Other properties	12,103	11,074
Other fixed assets	24,970	7,329

	945,480	862,495

Total	1,436,628	1,265,666

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Contd.)

NOTE 11:	MORTGAGES PAYABLE

The breakdown for this item is as follows:

	June 30, 2005		June 30, 2004
	Current	Non- Current	Current	Non- Current
Mortgage payable San Martin de Tours	2,935	—	2,218	—
Mortgage payable Bouchard 710	22,527	27,627	—	—

	25,462	27,627	2,218	—

NOTE 12:	CUSTOMER ADVANCES

The breakdown for this item is as follows:

	June 30, 2005		June 30, 2004
	Current	Non- Current	Current	Non- Current
Admission rights	18,041	26,061	11,495	17,444
Lease and service advances	10,966	13,807	5,451	11,358
Customer advances	20,911	—	8,508	—
Advance for the sale of land (1)	1,006	—	—	—

	50,924	39,868	25,454	28,802

(1)	Corresponds to a payment in advance of Euros 300 received by APSA from Villa Hermosa S.A. related to a preliminary sale contract for a plot of land that is currently an integral part of the property located in Rosario, on which APSA plans to build buildings for housing. The sale transaction is subject to certain suspensive conditions. The liability is disclosed net of expenses incurred by APSA on behalf of Villa Hermosa S.A.

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Contd.)

NOTE 13:	SHORT AND LONG - TERM DEBT

The breakdown for this item is as follows:

	June 30, 2005		June 30, 2004
	Current	Non- Current	Current	Non- Current
Convertible Negotiable Obligations APSA 2006 (1)	—	44,821	—	53,578
Accrued interest - Convertible Negotiable Obligations APSA 2006 (1)	2,016	—	2,310	—
Negotiable obligations APSA (2)	—	—	74,630	—
Accrued interest - Negotiable obligations APSA (2)	—	—	2,116	—
Bank loans (3)	77,182	82,218	47,273	56,556
Accrued interest - bank loans (3)	1,630	5,987	236	4,108
Bond 100 M. (4)	—	168,059	—	255,922
Interest-Bond 100 M. (4)	1,726	—	2,632	—
Negotiable obligations 2009 - principal amount (5)	10,792	78,917	5,528	91,915
Negotiable obligations 2009 - accrued interest (5)	572	9,753	402	6,728

	93,918	389,755	135,127	468,807

1)	Corresponds to the outstanding balance of Negotiable Obligations convertible into shares (CNB) issued originally by APSA for an outstanding amount of US$ 50 million, as detailed in Note 23 to the consolidated financial statements, net of the CNB underwritten by the Company and net of fees and expenses related to issue of debt to be accrued.
2)	The outstanding balance at June 30, 2004 corresponded to certificates of general unsecured notes of APSA amounting to Ps. 48,400, originally issued for a total amount of Ps. 85,000 face value, net of issuing expenses, falling due on April 7, 2005, date on which the principal was fully paid. The terms of the notes required APSA to maintain certain ratios and financial conditions, certain indicators and levels of indebtedness, as well as establishing limits to the obtaining of new loans. The outstanding balance at June 30, 2004 also included negotiable obligations issued jointly by APSA and SAPSA, with an outstanding balance of Ps. 26,512 which was paid during the year.
3)	The outstanding balance at June 30, 2005 includes mainly the following loans:

(a)	Unsecured loan expiring in 2009 as set out in Note 7 to the basic financial statements amounted to Ps. 55,198 (Ps. 59,957 at June 30, 2004).

(b)	US$ 11 million loan granted by Deutsch Bank to APSA on March 4, 2005 with installments of principal and interest amounted to US$ 5 million falling due as from April 4, 2005 and amounted to US$ 3 million each one, falling due on February 1, 2006 and on August 1, 2006 respectively. The loan accrues annual interest equivalent to LIBOR plus 3.25%. On April 4, 2005 APSA paid the first principal installment plus interest.

(c)	On April 5, 2005 APSA accepted a syndicated loan from Banco Rio de la Plata S.A. and Bank Boston N.A. amounting to Ps. 50 million, payable in 4 equal and consecutive semiannual installments. The final due date of the transaction falls on April 5, 2007.

During the first year this loan will accrue interest at a fixed interest rate of 7.875 % and during the second year, will accrue interest at the Central Bank survey rate plus 3%.

The terms of this loan require APSA to maintain certain financial ratios and conditions, and certain indicators and levels of indebtedness.

The proceeds from this loan were used to settle the outstanding balance, amounting to Ps. 48.4 million, of Negotiable Obligations originally issued for an amount of Ps. 85.0 million. See Note 13 (2).

(d)	Hotels Argentinos S.A. mortgage loan amounting to US$ 8,000. See Note 16.

(e)	Other loans and bank overdrafts amounting to Ps. 13,430.
4)	Corresponds to the issue of Convertible Negotiable Bonds of the Company for a total value of US$ 100 million as set forth in Notes 7 and 13 to the basic financial statements.
5)	Corresponds to the issue of Negotiable Bonds secured with certain Company assets maturing in 2009, as detailed in Note 7 and 12 b. to the basic financial statements.

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and subsidiaries

Notes to the Consolidated Financial Statements (Contd.)

NOTE 14:	OTHER LIABILITIES

The breakdown for this item is as follows:

	June 30, 2005		June 30, 2004
	Current	Non- current	Current	Non- current
Debt from acquisition of subsidiary companies (1)	11,348	5,030	5,781	—
Dividends payable	39	—	2,379	—
Related parties	2,829	1,732	3,150	—
Guarantee deposits	924	2,787	503	3,030
Reserve for lawsuits and contingencies (2)	9,776	11,027	6,439	6,549
Directors´ fees provision	10,379	—	6,862	—
Directors’ fees advances	(3,327)	—	368	—
Rebilled condominium expenses	475	—	—	—
Directors´ guarantee deposits	—	8	—	8
Sundry creditors	39	—	322	—
Fund Administration	636	—	519	—
Pending settlements for sales of plots	57	—	149	—
Contributed leasehold improvements to be accrued and unrealized gains (Note 30)	635	13,818	212	690
Donations payable	3,960	—	3,029	—
Present value – other liabilities	—	(4)	—	(139)
Trust accounts payable	283	—	282	—
Other	1,051	12	598	12

	39,104	34,410	30,593	10,150

(1)	The balances as of June 30, 2005 mainly include:

a.	Ps. 5,595 relating to the financing of the acquisition of Shopping Neuquén S.A. shares made by APSA on July 6, 1999 (Ps. 3,265 of principal and Ps. 2,330 of C.E.R.). This loan accrues interest equivalent to LIBOR for six months. At June 30, 2005 LIBOR rate for six months was 3.7% and,

b.	Ps. 4,746 maturing on September 29, 2005 and Ps. 5,030 maturing on September 29, 2006 corresponding to the financed acquisition of Mendoza Plaza Shopping S.A (Former Pérez Cuesta S.A.C.I.) shares (See Note 28).
(2)	The Company has recorder provisions in order to face up to probable contingent claims, and according to estimates developed by Company’s legal counsels, such provisions would cover loss contingencies and related fees regarding to such claims. The amount of such provisions is based on management’s assessment and the considerations of legal counsel’s opinion regarding the matters.

23

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Contd.)

NOTE 15:	OTHER INCOME AND EXPENSES, NET

The breakdown for this item is as follows:

	June 30, 2005	June 30, 2004
Other income:
Gain from sale of fixed assets and intangible assets	7	252
Recovery of allowance and provisions	78	184
Gain on early redemption of loans	—	785
Other	608	1,448

	693	2,669

Other expenses:
Unrecoverable VAT receivable	(839)	(727)
Donations	(4,203)	(2,685)
Loss from sale of fixed assets	(35)	—
Lawsuits contingencies	(2,044)	(5,374)
Debit and credit tax	(745)	(780)
Tax on personal assets	(6,977)	(4,076)
Tax amnesty for gross sales tax payable	—	(2,133)
Other	(416)	(530))

	(15,259)	(16,305)

Other income and expenses, net	(14,566)	(13,636)

NOTE 16:	RESTRICTED ASSETS

Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A. (indirect subsidiary of The Company) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the real estate property near Puerto Madero denominated “Planta 1” which had been acquired from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor, a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A..

The legal proceedings have practically reached the end of the time allowed to produce evidence. Puerto Retiro S.A. contested the complaint and appealed the provisional remedy, which was dismissed on December 14, 2000. The next steps will be the allegations and the handing down the sentence in original jurisdiction.

24

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Contd.)

NOTE 16:	(Continued)

Management and the legal counsels of Puerto Retiro S.A. believe that the extension of the bankruptcy will be dismissed by the Court.

Hoteles Argentinos S.A. mortgage loan

The Extraordinary Shareholders’ Meeting of Hoteles Argentinos S.A. (subsidiary company) held on January 5, 2001 approved taking a long-term mortgage loan from Bank Boston N.A. for a total amount of US$ 12,000 to be used to refinance existing debts. The term of the loan was agreed at 60 months payable in 19 equal and quarterly installments of US$ 300 and one final payment of US$ 6,300. The agreement was signed on January 26, 2001.

Interest payments must be paid quarterly in arrears at an annual interest rate equivalent to LIBOR for 12 months loans plus the applicable mark-up per the contract.

The guarantee granted was a senior mortgage on a property owned by Hoteles Argentinos S.A., which houses the Hotel Sheraton Libertador Buenos Aires.

As a result of the economic situation, the lack of credit and the crisis of the Argentine financial system, principal installments falling due as from January 26, 2002 and the interest installments falling due as from July 29, 2002, amounting to US$ 6,681, were not paid. As failure to pay the installments when due entitles the creditors to require acceleration of principal and interest maturities, the loan has been classified and is shown under short – term debt. On March 5, 2004, BANKBOSTON N.A. formally notified Hoteles Argentinos S.A. that as from March 10, 2004 it assigned to Marathon Master Fund Ltd., domiciled at 461 Fifth Avenue, 10th floor, New York, NY 10017, USA, all the rights and obligations arising from the loan agreement entered into on January 26, 2001 between Hoteles Argentinos S.A. as borrower and BankBoston N.A., as lender, together with all the changes, guarantees and insurance policies related to that contract.

Consequently, all pending obligations of Hoteles Argentinos S.A. must be fulfilled in favor of the assignee, Marathon Master Fund Ltd.

On December 16, 2004 Ritelco S.A. purchased the loan of US$ 12,951 that Hoteles Argentinos S.A. owed Marathon Master Fund, Ltd. for US$ 7,925.

On March 23, 2005 Ritelco S.A. sold the above-mentioned loan to Credit Suisse First Boston (“CSFB”) for US$ 8,000, signing a Credit Default Swap contract between CSFB and the Company, which among other conditions, guarantees the payment of HASA’s debt and in the event of non-compliance establishes that the Company must repurchase this credit.

In guarantee of compliance with the contract, the Company made a payment of US$ 2,000 to CSFB which is disclosed under “Guarantee of default credit”.

25

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Contd.)

NOTE 16:	(Continued)

Hoteles Argentinos S.A. has iniciated the restructuring process and refinancing of its debt, for which it must present a restructuring plan of the total debt prior to September 15, 2005, which will expire on March 23, 2009.

Alto Palermo S.A.- Restricted assets.

a)	Other current liabilities include Shopping Neuquén S.A. liability amounting to Ps. 42, corresponding to a mortgage set up on acquired land for Ps. 3,314.

b)	At June 30, 2005, under other current receivables, the Company discloses funds amounting to Ps. 108 restricted by the National Labor Court of First Instance No. 40 Unique Secretary in relation to the case “Del Valle Soria, Delicia against New Shopping S.A.” claiming unfair dismissal.

c)	Emprendimiento Recoleta S.A. shares owned by APSA (representing 51% of the capital stock) are pledged. Net consolidated assets for this shareholding interest amount to Ps. 14,789.

NOTE 17:	TARSHOP S.A. CREDIT CARD RECEIVABLE SECURITIZACION

The Company has ongoing revolving period securitization programs through which Tarshop, a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to trusts that issues certificates to public and private investors.

Under the securitization programs, trusts may issue two types of certificates representing undivided interests in trusts - Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security.

CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

26

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Contd.)

NOTE 17:	(Continued)

In consideration of the receivables transferred to the trusts, which have been eliminated from the Company’s balance sheet, Tarshop received cash (arising from the placement of the debt securities by the trusts) and the certificates issued by the trusts. The latter are recorded at their equity values at the closing of the year on the basis of the financial statements issued by the trusts.

NOTE 18:	INCREASE IN OWNERSHIP OF BANCO HIPOTECARIO S.A.

On December 30, 2003, the Company purchased 4,116,267 shares of Banco Hipotecario S.A. at US$ 2.3868 per share and 37,537 options at US$ 33.86 each, granting the later the right to purchase an additional total amount of 3,753,700 shares. This transaction implied a total disbursement of US$ 11.1 million.

Furthermore, on February 2, 2004, the Company exercised a substantial portion of the above-mentioned options acquired, jointly with the options held before the end of the year. Accordingly, 4,773,853 shares were acquired for a total of Ps. 33.4 million.

During the last quarter of 2004, the Company sold part of its interest in Banco Hipotecario S.A. (2,487,571 shares) to IFIS S.A. (indirect shareholder of the Company) at a unit price of Ps. 7.0 (market value), the total amount of the operation being US$ 6.1 million, generating a loss of Ps. 1.61 million.

As of June 30, 2005, total shareholding amounted to 17,641,015. After fiscal year end, IRSA and Ritelco sold 2,641,015 Banco Hipotecario S.A. shares to Buenos Aires Trade & Finance Center S.A.. See Note 17 to the basic financial statements and Note 33 to the consolidated financial statements. However, such transactions do not modify Group’s shareholding as a whole.

NOTA 19:	INVESTMENT IN IRSA TELECOMUNICACIONES N.V. (ITNV)

As of June 30, 2005 Ritelco´s share in ITNV represented 49.36% of its common capital. Ritelco S.A. had discontinued applying the equity method in this investment due to the compulsorily redeemable preferred shares that ITNV had issued, taking into account that Ritelco had neither guaranteed the ITNV obligations nor it had committed itself to financially support such company. This is the reason why the investment in ITNV was valued zero.

27

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Contd.)

NOTA 19:	(Continued)

On August 19, 2005 a contract to sale shares was entered into between ITNV, Ritelco S.A. and Dolphin Fund PLC (another ITNV shareholder). Under such contract ITNV acquired all the common stock held by these shareholders (4,106,000 and 1,675,000 shares, respectively) at a unit price of of US$ 0.1470333852, the total amount of the operation being US$ 850, of which US$ 604 are owned by Ritelco S.A.

Taking into account that the above-mentioned transaction occurred subsequent to year-end, Ritelco took up the investment in ITNV at its equity value up to the limit of its recoverable value. Consequently, Ritelco recorded an income of US$ 604 as of June 30, 2005.

NOTE 20:	MORTGAGE RECEIVABLE SECURITIZATION ORIGINATED BY IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA, INVERSORA BOLIVAR AND BALDOVINOS S.A.

The Board of Directors of IRSA, in the meeting held on November 2, 2001, authorized the setting up of a financial trust for the securitization of Company receivables. The trust program for issuing participation certificates, under the terms of Law No. 24,441, was approved by the National Securities Commission by means of Resolution No. 13,040, dated October 14, 1999, as regards the program and in particular as regards the Trust called IRSA I following a decision of the Board of Directors dated December 14, 2001.

On December 17, 2001, IRSA, Inversora Bolívar S.A. and Baldovinos S.A. (indirect subsidiaries )(hereinafter the “Trustors”) and Banco Sudameris Argentina S.A. (hereinafter the “Trustee”) agreed to set up the IRSA I Financial Trust under the Global Program for the Issuance of FIDENS Trust Values, pursuant to the contract entered into on November 2, 2001.

Under the above-mentioned program, the trustors have sold their personal and real estate receivables, secured with mortgages or arising from bills of sale with the possession of the related properties, for the total amount of US$ 26,585 to the Trustee, in exchange for cash and the issuance by the Trustee of Participation Certificates. The different types of Participation Certificates issued by the Trustee are set out as follows:

•	Class A Participation Certificates (“CPA”): Nominal value of US$ 13,300 with a 15% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following business day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization.

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Contd.)

NOTE 20:	(Continued)

•	Class B Participation Certificates (“CPB”): Nominal value of US$ 1,000 with a 15.50% fixed annual, nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following business day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization equivalent to the sums paid as from the Last Service Payment Date on which the total settlement of the CPA Certificates may have taken place, net of their fixed yield.

•	Class C Participation Certificates (“CPC”): Nominal value of US$ 1,600 with a 16% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following business day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPBs, and (b) an amortization equivalent to the sums paid as from the Last

•	Service Payment Date on which the total settlement of the CPBs may have taken place, net of their fixed yield.

The fixed yield will accrue as from the Cut-Off Date and will be capitalized on a monthly basis.

•	Class D Participation Certificates (“CPD”): Nominal Value of US$ 10,686. These grant the right to collect monthly sums arising from the Cash Flows, net of the contributions made to the Expense Fund, once the remaining classes have been fully settled.

The period for placing the Participation Certificates was from December 27, 2001 to January 15, 2002.

Pursuant to Decree No. 214/02, receivables and debts in U.S. dollars in the Argentine financial system as of January 6, 2002, were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 and are adjusted by a reference stabilization index (CER) / coefficient of salary fluctuation (CVS).

On July 21, 2003 an amendment was signed to the trust contract by which, among other conditions, a system of proportional adjustment to the Participation Certificates was established to recognize the CER and CVS, and also nominal value of the Participation Certificates Class D was modified. New nominal value amounted to Ps. 10,321.

At June 30, 2005, the value of Class D Participation Certificates amounted to Ps. 3,259 in IRSA, Ps. 519 in Inversora Bolívar S.A., and Ps. 134 in Baldovinos S.A.. Class A, B, and C Certificates have been totally amortized at the end of the year.

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Contd.)

NOTE 21:	DIQUE III – BARTER, OPTION CONTRACT AND PRELIMINARY SALE CONTRACT

On September 7, 2004, Buenos Aires Trade & Finance Center S.A. (subsidiary company) and DYPSA, Desarrollos y Proyectos Sociedad Anónima signed a barter and option contract whereby DYPSA proposed to acquire plots 1c) and 1e) belonging to the Company valued at US$ 8,030 and US$ 10,800, respectively, for the construction at its own expense and under its own responsibility of two housing buildings of 37 and 40 floors, parking lots and individual storage spaces. As consideration for the exchange of plot 1c), DYPSA agreed to deliver housing units, parking lots and storage spaces within a maximum term of 36 months, representing in the aggregate 28.50% of the housing unit area built in the first building.

Furthermore, DYPSA has an option to acquire plot 1e) mentioned above through an exchange, within a maximum term of 548 days counted as from the signing of the deed of conveyance of plot 1c) and subject to the progress of work agreed between the parties. In this case, DYPSA agreed to deliver within a maximum term of 36 months housing units, individual storage spaces and parking lots representing in the aggregate 31.50% of the housing unit area built in the second building.

These barter transactions were subject to the approval of the project by Corporación Antiguo Puerto Madero (CAPM), which resolved favorably at the closing of this year.

On November 25, 2004 the deed of conveyance of title of the lot 1c) in favor of DYPSA was signed, establishing the consideration in kind and at the same time the option to acquire in barter lot 1e) by such company as explained in the first paragraph of this Note. In guarantee of this transaction, DYPSA set up a first degree mortgage for US$ 8,030 on lot 1c).

The option to exchange lot 1 e) is subject to the construction of the 13th floor of the building to be constructed on lot 1 c).

On May 18, 2005 Buenos Aires Trade & Finance Center S.A. (Trade) approved the offer of DYPSA, Desarrollos y Proyectos Sociedad Anónima, made during the year and signed the preliminary sales contract for the plot of parcel 1d), owned by said company. The amount of US$ 2,150 was delivered and DYPSA will pay the balance of US$ 6,350 at the time of signing the pertinent deed and subsequent transfer of property, which is scheduled for November 17, 2005.

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Contd.)

NOTE 22:	DERIVATIVE INSTRUMENTS

Interest rate swaps

Alto Palermo S.A. (APSA) has used certain financial instruments to reduce its financing costs. Major financing institutions have been the counterparties of such instruments. APSA managed the risk of possible counterparties’ inability to fulfill instrument clauses.

In order to minimize its financing costs, APSA entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. At March 31, 2001 the Company had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturity up to April 2005. This swap agreement initially allowed the Company to reduce debt costs. However, subsequent to June 30, 2001, APSA modified the swap agreement due to an increase in interest rates as a result of the economic situation. Under the terms of the revised agreement, APSA converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturity in April 2005. As of March 31, 2005 the interest rate swap agreement has been carried on at settlement cost (fair value) of US$ 44.98 million (liability). This balance was totally paid on April 1, 2005 with the use of the guarantee deposit of US$ 50.49 million. APSA collected the difference of US$ 5.51 million in cash. These proceeds were used to settle the first installment of the loan obtained from Deutsche Bank amounting to US$ 5 million.

(See Note 13 (3) (b)) During fiscal years ended June 30, 2005 and 2004, the Company recorded profits amounting to Ps. 5.22 million and Ps. 11.24 million, respectively.

Options and future contracts to purchase metals

During the current year, Ritelco S.A. entered into future contracts for the purchase of silver. In accordance with its risk management policies, Ritelco S.A. uses future metal contracts for speculative purposes.

In guarantee of futures transactions, Ritelco S.A. maintains a guarantee deposit of Ps. 269 (Ps. 358 net of Ps. 89 corresponding to the holding results generated by the transactions).

The gain generated during the year ended June 30, 2005 corresponding to metal transactions amounted to Ps. 1,311 (gain) (equivalent to U$S 427) which is disclosed under “Gain on financial operations” in the Statement of Income.

31

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Contd.)

NOTE 23:	ALTO PALERMO - ISSUANCE OF NEGOTIABLE OBLIGATIONS CONVERTIBLE FOR SHARES

On July 19, 2002, Alto Palermo S.A. issued Series I of Negotiable Obligations up to US$ 50,000 convertible into common shares, par value of Ps. 0.10 each.

After the end of the period granted to exercise the accretion right, the Negotiable Obligations convertible into shares for US$ 50,000 were fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

Main issue terms and conditions of the convertible Negotiable Obligations are as follows:

•	Issue currency: US dollars.

•	Due date: July 19, 2006.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi- annually.

•	Payment currency: US dollars or its equivalent in pesos.

•	Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30.864 shares of Ps. 0.1 par value each.

•	Right to collect dividends: the shares underlying the conversion of the negotiable obligations will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

The Convertible Negotiable Obligations were paid in cash or through the exchange for obligations due from APSA at the time of the subscription.

APSA used the proceeds obtained from the offering of securities to the payment of expenses and fees relating to issuing and placement of convertible negotiable obligations, payment of liabilities with shareholders and repurchase of negotiable obligations Class A-2 and B-2 the latter belong to its subsidiary Shopping Alto Palermo S.A., thus fulfilling the plan for allocation of funds duly presented to the National Securities Commission.

At June 30, 2005, certain holders of Negotiable Obligations convertible into APSA common shares, have exercised their right to convert them for a total amount of US$ 2.72 million. As of June 30, 2005, the outstanding balance APSA Convertible Negotiable Obligations amounted to US$ 47.28 million of which US$ 31.7 million correspond to IRSA’s holding which is eliminated in consolidation process.

32

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Contd.)

NOTE 24:	ALTO PALERMO - OPTIONS GRANTED IN RELATED COMPANIES

E-Commerce Latina S.A. has granted Consultores Internet Managers Ltd., a Cayman Islands´ corporation created to act on behalf of Altocity.com´s management and represented by an independent attorney-in-fact, an irrevocable option to purchase Class B shares of Altocity.com S.A. representing 15% of the latter’s capital, for an eight-year period beginning on February 26, 2000 at a price equal to the present and future contributions to Altocity.com S.A. plus a rate of 14% per year in dollars, capitalizable annually.

NOTE 25:	EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of common shares outstanding and the diluted weighted-average number of common shares. The latter has been determined considering the number of additional common shares that would have been outstanding if the holders had exercised their right to convert the convertible negotiable obligations held by them into common shares, up to nominal amount of US$ 100,000, described in Note 13 to the basic financial statements.

	June 30, 2005	June 30, 2004
Weighted - average outstanding shares	280,282	225,005
Conversion of negotiable obligations	221,098	329,266
Weighted - average diluted common shares	501,380	554,271

Below is a reconciliation between net income used for calculation of the basic and diluted earnings per share.

	June 30, 2005	June 30, 2004
Net income for calculation of basic earnings per share	103,245	87,862
Exchange difference	(5,250)	15,583
Interest	17,856	22,082
Income tax	—	—

Net income for calculation of diluted earnings per share	115,851	125,527

Net basic earnings per share	0.368	0.390
Net diluted earnings per share	0.231	0.226

33

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Contd.)

NOTE 26:	PROVISION FOR UNEXPIRED CLAIMS AGAINST LLAO LLAO HOLDING S.A.

The company Llao Llao Holding S.A. (in the process of dissolution due to merger with IRSA Inversiones y Representaciones Sociedad Anónima), predecessor of Llao Llao Resorts S.A. in the operation of the hotel complex “Hotel Llao Llao”, which was awarded by Resolution No. 1/91 issued by the National Parks Administration, was sued in 1997 by that Administration to obtain collection of the unpaid balance of the additional sale price, in Argentine external debt securities amounting to US$ 2,870. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed, and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of the mentioned amount in Argentine external debt securities available at the date of the ruling, plus interest accrued through payment, and compensatory and punitive interest and lawyers’ fees.

The unpaid balance approved in the court records, carried out by the plaintiff as of March 31, 2001, includes face value bonds of US$ 4,127, plus compensatory and punitive interest, payable in cash, in a total amount of US$ 3,800.

On March 2, 2004, the Company made a deposit of Ps. 7,191 in Banco de la Ciudad de Buenos Aires in favor of the National Parks Administration and a transfer of Argentine external debt securities class FRB - FRB L+13/16 2005 for a total nominal value of US$ 4,127, equivalent to Ps. 1,964. The total amount settled on that date was Ps. 9,155.

The intervening court served notice to the plaintiff of payment made, and on June 30, 2004 the plaintiff presented a writing rejecting that payment, considering it partial settlement of the debt arising from the firm judgement filed in the records of the case, and requested the setting up of a time deposit with the funds paid, automatically renewable every thirty days, until final payment of the total debt.

The Court resolved the matter by considering notice to have been served; as regards the amount due, the plaintiff must conform the claim to current regulations. Until final resolution of the matter, Banco de la Ciudad de Buenos Aires was instructed to appropriate the funds to a renewable time deposit.

A report of the legal advisors states that the balance remains unpaid and outlines that the Company has deposited with the court the debt titles determined in the unpaid balance, and an amount in cash of Ps. 7,191, whereas the unpaid balance approved in the court records was US$ 3,780.

In line with the matters reported by the lawyers in respect of this suit, the Company management recorded a reserve for an amount Ps. $ 3,779 as of June 30, 2005, which was determined according to the difference between the amount claimed for compensatory and punitive interest of US$ 3,800 and the amount deposited in the court of $ 7,191.

34

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Contd.)

NOTE 26:	(Continued)

The plaintiff’s lawyers (five complainants) filed a motion in relation to their fees in the case, as they understood that the amount agreed should have been paid in U.S. dollars and not in pesos, estimating the difference, in comparison with the amount already paid, in US$ 384. In a provisional remedy, due to the unpaid balance carried out in the court records under the claims of two of the lawyers, an order was issued to attach the Company’s current accounts, which occurred in March 2005 in the amount of Ps. 788. As of June 30, 2005, such attached funds amounts to Ps. 861.

The Company legal advisors challenged the unpaid balance carried out in the court records based on several reasons (payments performed prior to the pesification, unlawful and exorbitant interest, etc.). The Company is currently awaiting the resolution of the challenges submitted by means of request. In accordance with the probable contingency reported by the lawyers as of June 30, 2005, the Company management has reserved the amount of Ps. 2,300.

NOTE 27:	OPTION FOR THE ACQUISITION OF BENAVIDEZ

On December 3, 2003, Inversora Bolívar S.A. (indirect subsidary companies) and Desarrolladora El Encuentro S.A. (DEESA) signed a revocable option agreement for the acquisition of real property, whereby Inversora Bolívar S.A. granted DEESA an option to acquire land in Benavídez to DEESA.

In March 2004, DEESA notified Inversora Bolívar S.A. and the latter accepted the exercise of the mentioned option. On May 21, 2004 an exchange deed was signed whereby DEESA agreed to pay US$ 3,980 to Inversora Bolívar S.A., of which US$ 980 were paid during the previous quarter and the balance of US$ 3,000 will be paid through the exchange of 110 residential plots already chosen and identified in the option contract mentioned in the first paragraph of this note. Furthermore, through the same act, DEESA set up a first mortgage in favor of Inversora Bolívar S.A. on real property amounting to US$ 3,000 in guarantee of compliance with the operation and delivered US$ 500 to Inversora Bolívar S.A. corresponding to a deposit in guarantee of performance on the obligations undertaken. This balance will not accrue interest in favor of DEESA, and will be returned as follows: 50% at the time of certification of 50 % of the progress of work and the remaining upon certification of 90% of work progress.

35

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Contd.)

NOTE 28:	ACQUISITION OF SHARES IN MENDOZA PLAZA SHOPPING (Former Pérez Cuesta S.A.C.I.)

On September 29, 2004, Alto Palermo S.A. (APSA) entered into a purchase-sale contract covering 49.9% of the capital stock of Mendoza Plaza Shopping S.A. (Former Pérez Cuesta S.A.C.I.) for US$ 5.3 million, of which US$ 1.77 million were paid on December 2, 2004. The remaining balance will be paid in two installments of US$ 1.77 million each on September 29, 2005 and 2006.

Through this acquisition, APSA became holder of 68.8% of the capital stock of the above company, the main activity of which is the operation of the Mendoza Plaza Shopping center in the city of Mendoza.

The operation was notified to the National Commission for the Defense of Competition in compliance with the regulations of the Ministry of Economy, having been approved by that Commission on November 17, 2004.

On December 2, 2004 a final purchase agreement was signed, the shares were transferred and a special shareholders’ meetings was held, which decided the amendment of the by-laws to change the corporate name from Pérez Cuesta S.A.C.I. to Mendoza Plaza Shopping S.A..

At May 31, 2005 the deed implementing the changes in the Company’s by-laws had been signed before Public Notary; this amendment was approved by the enforcement agencies at year end.

Simultaneously with the purchase-sale of the shares Mendoza Plaza Shopping S.A. (Former of Pérez Cuesta S.A.C.I.), APSA entered into the following contracts:

•	Put option with Banco de Chile, whereby the latter was entitled, although not obliged, to assign a mortgage loan agreement to APSA originally granted Mendoza Plaza Shopping S.A. (Former to Pérez Cuesta S.A.C.I.) amounting to US$ 15.5 million and a credit line fully disbursed to that company amounting to US$ 2.5 million; Mendoza Plaza Shopping S.A. (Former Pérez Cuesta S.A.C.I.) had failed to comply with its payment obligations.

The loans were secured by the assignment in guarantee of rental payments to be made by Falabella S.A. to Mendoza Plaza Shopping S.A. (Former Pérez Cuesta S.A.C.I.).

The documentation was notarized on March 30, 2005 by which Banco de Chile transferred all the mortgage rights to APSA and the latter acquired the credit for US$ 8.5 million.

36

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Contd.)

NOTE 28:	(Continued)

•	Call option with HSBC Bank Argentina S.A., whereby APSA was entitled, although not obliged, to acquire, and HSBC Bank Argentina S.A. assumed an irrevocable obligation to transfer, a loan agreement originally granted to Mendoza Plaza Shopping S.A. (Former Pérez Cuesta S.A.C.I.) amounting to US$ 7.0 million which the latter failed to pay. The loan was secured through the assignment in guarantee of rental payments to be made by Angulo Hermanos S.A. and Garbarino S.A..

On March 29, 2005 APSA transferred the purchase option entered into with HSBC Bank Argentina S.A. to Mendoza Plaza Shopping S.A. (Former Pérez Cuesta S.A.C.I )for the same value as originally agreed and on the same day Mendoza Plaza Shopping S.A. (Former Pérez Cuesta S.A.C.I.) exercised the option, paying Ps. 6.1 million for the settlement of the loan, (corresponding to the exercise price of Ps. 7.2 million, net of the premium paid of Ps. 0.7 million and rental fees collected by HSBC Bank Argentina S.A. amounting to Ps. 0.4 million).

•	Agreement with Inversiones Falabella Argentina S.A. establishing as the following:

1.	Capitalization terms were agreed in the event that APSA or one of its subsidiaries is assigned the loan from Banco de Chile or other bank loan and propose its capitalization through APSA’s contributions.

2.	Upon maturity of the lease agreement currently in force between Mendoza Plaza Shopping S.A. (Former Pérez Cuesta S.A.C.I.) and Inversiones Falabella, APSA will provide for the granting of an option to the latter for the renewal of the contract under the same terms as the current contract, with certain changes expressly established in the contract in force.

3.	In its capacity as surety, APSA will ensure payment by Mendoza Plaza Shopping S.A. (Former Pérez Cuesta S.A.C.I.) to Falabella S.A. of the loan held by the former amounting to US$ 1.05 million, under the terms established in the contract.

4.	Inversiones Falabella Argentina S.A. has an irrevocable right to sell its shares in Mendoza Plaza Shopping S.A. (Former Pérez Cuesta S.A.C.I.) (put option) to APSA, which may be exercised until the last business day of October 2008, for a total consideration of US$ 3.0 million according to the conditions expressly established in the contract.

37

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Contd.)

NOTE 28:	(Continued)

The Extraordinary Shareholders´ Meeting of Mendoza Plaza Shopping S.A. (Former Pérez Cuesta S.A.C.I.) was held on May 31, 2005, in which the following issues were unanimously decided:

•	Approve a due bill agreement that Mendoza Plaza Shopping S.A. (Former Pérez Cuesta S.A.C.I.) had with the Company in a total amount of Ps. 36,058 esulting from the payments of the above-mentioned agreements.

•	Approve the Alto Palermo S.A. (APSA) request that such loans be considered as irrevocable contributions to account of future capital increases.

•	Approve the capitalization of the irrevocable contributions account for Ps. 36,058. Through such capitalization of irrevocable contributions, the Company holds 85.40% of the shareholding of Mendoza Plaza Shopping.

NOTE 29:	OPENING OF ALTO ROSARIO SHOPPING

On November 9, 2004 APSA inaugurated a new shopping center, Alto Rosario Shopping, in the city of Rosario, Province of Santa Fe.

NOTE 30:	CONTRIBUTED LEASEHOLD IMPROVEMENT AND UNREALIZED GAINS

Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements on Mendoza Plaza Shopping S.A’s. (Former Pérez Cuesta S.A.C.I.) property, which were capitalized as fixed assets in Mendoza Plaza Shopping S.A’s. (Former Pérez Cuesta S.A.C.I.), recognizing the related gain over the term of the contract. At year end, the amount of Ps. 273 was pending of accrual.

In March 1996 Village Cinema S.A. opened ten theatres in the multiplex cinema system, with an approximate surface of 4,100 sq. m. This improvement of a building of Mendoza Plaza Shopping S.A’s. (Former Pérez Cuesta S.A.C.I.) was capitalized as a fixed asset, with a balancing entry as unrealized gains, recognizing the depreciation charges and the profits over a 50-year period. At year end, the amount of Ps. 11,035 was pending of accrual.

38

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Contd.)

NOTE 30:	(Continued)

On February 2, 1999 Mendoza Plaza Shopping S.A’s. (Former Pérez Cuesta S.A.C.I.) entered into a contract with Riocruz S.C.S. (Tienda C&A), granting the latter a mutual right of way in perpetuity, for valuable consideration for the first ten years and subsequently free of charge. The price agreed for this easement was US$ 2,926, which is being accrued over the amortization period of the property, as from April 1999, date on which it was registered with the Real Estate Record Office. At the end of the year the amount of unrealized gains totaled Ps. 2,455.

NOTE 31:	PROPOSAL TO TRANSFER THE MANAGEMENT OF ABRIL

On May 4, 2004, the Company together with Inversora Bolívar S.A. and Baldovinos S.A. submitted a proposal to the Residents´ Commission of Abril Club de Campo to transfer the management of the Club.

For the proposal to be approved, the Residents´ Commission will require both the approval of two-thirds of the owners, and monetary and non-monetary contributions, among which the following can be outlined:

1.	The Company and Inversora Bolívar S.A. will forward to Abril S.A. the amount of Ps. 500.

2.	The Company and Inversora Bolívar S.A. will repair all the roadways of Abril Club de Campo.

3.	The Company and Inversora Bolívar S.A. will transfer to Abril S.A. a plot of land of the Abril establishment (to be assigned to the building of “sleeping rooms”) including their pertinent shareholding titles.

4.	The Company and Inversora Bolívar S.A. will transfer to Abril S.A. a plot of land of the Abril establishment (commercial stores) including their pertinent shareholding titles.

5.	Baldovinos S.A. commits itself to provide the pertinent right in order to assure for life in favor of Abril S.A. and of the neighbors who live in the Abril Club de Campo, that no buildings will the constructed in four plots of land belonging to the Main House located in Abril Club de Campo.

39

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Contd.)

NOTE 32:	NEUQUEN PROJECT

On July 6, 1999 APSA acquired a 94.6% share in Shopping Neuquén S.A. amounting to Ps. 4.2 million. APSA paid Ps. 0.9 million on September 1, 1999 and the remaining Ps. 3.3 million were to be paid on July 5, 2001 or at the time of the opening of the shopping center to be constructed in the building owned by Shopping Neuquén S.A., whichever happened first. As of June 30, 2005 the remaining amount had not been paid yet.

The only asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, in which a shopping center would be built. The project included the building of a shopping center, with 100 stores, a hypermarket, a multiplex movie theater, a service station and a luxury hotel. During June 2001 Shopping Neuquén S.A. requested to the Municipality of Neuquén an extension of the original construction schedule, and an authorization to transfer to third parties certain plots in which the land is divided so that each participant of the commercial development to be constructed will be able to build on its own land.

The time extension should be approved by the Legislative Council of the Municipality of Neuquén.

On December 20, 2002 the Municipality of Neuquén issued Decree 1,437/02 by which the request of Shopping Neuquén S.A., in respect of extending the time term to build the development and the authorization to transfer a part of the plots to third parties, was denied. Also, the extinction of the rights arising from Ordinance 5,178 was stated, terminating the purchase-sale contracts of land with loss both of improvements carried out and expenses incurred, in favor of the Municipality of Neuquén, having Shopping Neuquén S.A. no right to claim any indemnities.

Shopping Neuquén S.A. submitted a response to the above-mentioned Decree and requested on January 21, 2003 that the administrative action be revoked, and offered and attached a proof document including the reasons to request such annulment. It also requested to be allowed to submit a new schedule of time terms, which would be prepared in line with the current scenario and including reasonable short and medium term projections.

The Municipal Executive rejected the recourse referred to above through Decree 585/2003. Consequently, on June 25, 2003 Shopping Neuquén S.A. filed an “Administrative Procedural Action” with the High Court of Neuquén requesting -among other issues- the annulment of Decrees 1437/2002 and 585/2003 that the Municipal Executive issued

40

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Contd.)

NOTE 32:	(Continued)

As of June 30, 2005 Shopping Neuquén S.A. is negotiating with the Municipality of Neuquén an agreement to establish the terms and conditions to re-activate the development and construction of the commercial business. Such terms and conditions will be incorporated in a new Municipal Ordinance that will either modify or annul the original one.

If the extension is not approved and subject to the resolution of the administrative procedural action referred to above, the Municipality of Neuquén would be entitled to request that the real estate sold on a timely basis be returned and if such is the case Shopping Neuquén would not recover its original investment.

In turn, on August 15, 2003 APSA was acknowledged that 85.75% of the old shareholders of Shopping Neuquén S.A. filed a claim requesting the collection of the price balance plus interest and legal costs.

The Company management considers that the current undergoing negotiations will be favorable to the Company interest.

NOTE 33:	SUBSEQUENT EVENTS

Sale of the Banco Hipotecario S.A. shares

On August 9, 2005 Ritelco S.A. sold 335,893 shares of Banco Hipotecario S.A. to Buenos Aires Trade and Finance Center S.A. (100% subsidiary of the Company) in the total amount of US$ 1,536 (equivalent to market value of US$ 4,57 per share). See Note 17 to the basic financial statements in connection with the sale of the interest in Banco Hipotecario S.A. made by IRSA to Buenos Aires Trade & Finance Center S.A. after year end.

As such transactions were made among subsidiaries, in which IRSA holds 100% interest, they do not modify the shareholding and do not affect the consolidated financial statements.

Standard agreement with Argentimo S.A. and Constructora San José Argentina S.A.

Alto Palermo S.A. together with Argentimo S.A. and Constructora San José Argentina S.A. have entered into a standard agreement by which the bases and guidelines are established on which they will all carry forward a negotiating process in order to project, register, organize, construct and develop a shopping center and an apartment building and/or office building.

41

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Contd.)

NOTE 33:	(Continued)

In the context of the contract referred to above, the Company opened an escrow account in the Deutsche Bank (Escrow Agent) in favor of Argentimo S.A. in an amount of US$ 3 million, which will remain deposited until a series of requirements of the project are complied with, and which will be computed as payment to account of the transaction on a timely basis.

If towards the ending of negotiating terms, the Parties have not entered into all the final agreements, notwithstanding the reason, the Escrow Agent should return to Alto Palermo S.A. (APSA) the amount of the escrow added the respective interest, without generating any right whatsoever in favor of Argentimo S.A.

The negotiation terms and conditions of the Final Agreement will terminate on December 6, 2005, unless all the Parties would decide to postpone such date by means of executing a specific agreement.

42

IRSA Inversiones y Representaciones

Sociedad Anónima

Free translation of the

Financial Statements

As of and for the Fiscal years ended

June 30, 2005 and 2004

IRSA Inversiones y Representaciones

Sociedad Anónima

Corporate domicile:	Bolívar 108 1º Floor – Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Financial Statements at June 30, 2005

compared with previous year

Stated in thousand of pesos

Fiscal year No. 62 beginning July 1º, 2004

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	June 25, 1943

Of last amendment:	July 2, 1999

Registration number with the Superintendence of Corporations:	4,337

Duration of the Company:	Until April 5, 2043

Information related to subsidiary companies is shown in Exhibit C.

CAPITAL COMPOSITION (Note 11)

	Authorized for Public Offer of Shares (*)	In thousand of pesos
Type of share		Subscribed	Paid in
Common share, 1 vote each	357,266,448	357,267	357,267

(*)	Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima

Balance Sheets as of June 30, 2005 and 2004

In thousand of pesos (Note 1)

	June 30, 2005	June 30, 2004
ASSETS
CURRENT ASSETS
Cash and banks (Note 2 and Exhibit G)	38,782	7,523
Investments (Exhibits C, D and G)	19,476	14,576
Mortgages and leases receivables (Note 3 and Exhibit G)	3,521	4,611
Other receivables (Note 4)	4,042	14,980
Inventories (Note 5 and Exhibit G)	22,157	5,430

Total Current Assets	87,978	47,120

NON-CURRENT ASSETS
Mortgages and leases receivables (Note 3)	35	37
Other receivables (Note 4 and Exhibit G)	93,517	68,846
Inventories (Note 5 and Exhibit G)	201	6,069
Investments (Exhibits C, D and G)	1,213,344	1,077,696
Fixed assets (Exhibit A)	291,869	204,958

Total Non-Current Assets	1,598,966	1,357,606

Total Assets	1,686,944	1,404,726

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Exhibit G)	5,297	2,055
Mortgages payable (Note 6 and Exhibit G)	25,462	2,218
Customer advances (Exhibit G)	2,472	1,040
Short term-debt (Note 7 and Exhibit G)	29,871	12,192
Salaries and social security charges	1,214	802
Taxes payable (Exhibit G)	6,255	2,177
Other liabilities (Note 8 and Exhibit G)	22,795	5,751

Total Current Liabilities	93,366	26,235

NON-CURRENT LIABILITIES
Mortgages payables (Note 6 and Exhibit G)	27,627	—
Customer advances	657	1,312
Long term-debt (Note 7 and Exhibit G)	311,273	415,229
Taxes payable	736	817
Other liabilities (Note 8 and Exhibit G)	1,056	1,279

Total Non-Current Liabilities	341,349	418,637

Total Liabilities	434,715	444,872

SHAREHOLDERS´ EQUITY	1,252,229	959,854

Total Liabilities and Shareholders´ Equity	1,686,944	1,404,726

The accompanying notes and exhibits are an integral part of these financial statements.

Eduardo Sergio Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Statements of Income

For the Fiscal years beginning on

July 1, 2004 and 2003

and ended June 30, 2005 and 2004

In thousand of pesos (Note 1)

	June 30, 2005	June 30, 2004
Sales, leases and services	21,455	25,406
Cost of sales, leases and services (Exhibit F)	(11,858)	(19,074)

Gross profit	9,597	6,332
Gain from valuation of inventories at net realizable value (Note 1.6.h)	1,677	—
Selling expenses (Exhibit H)	(1,563)	(2,146)
Administrative expenses (Exhibit H)	(17,366)	(12,593)

Subtotal	(17,252)	(14,739)
Gain from operations and holding of real estate assets	8,962	31,899

Operating income	1,307	23,492
Financial results generated by assets:
Interest income	9,746	10,716
Exchange (loss) gain	(3,175)	17,377
Financial gain	4,949	15,026
Interest on discount by assets	(136)	690

Subtotal	11,384	43,809
Financial results generated by liabilities:
Discounts	—	7,235
Exchange gain (loss)	9,413	(25,435)
Interest on discount by liabilities	(8)	(52)
Financial expenses (Exhibit H)	(31,278)	(38,404)

Subtotal	(21,873)	(56,656)

Total financial results, net	(10,489)	(12,847)
Gain on equity investments (Note 10c.)	122,170	85,974
Other income and expenses, net (Note 9)	(6,513)	(5,023)

Net income before tax	106,475	91,596
Asset tax (Note 1.6 m., n. and 14)	(3,230)	(3,734)

Net income for the year	103,245	87,862

The accompanying notes and exhibits are an integral part of these financial statements.

Eduardo Sergio Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Statements of Changes in Shareholders’ Equity

For the Fiscal years beginning on

July 1, 2004 and 2003

and ended June 30, 2005 and 2004

In thousand of pesos (Note 1)

	Shareholders’ contributions				Reserved earnings	Accumulated deficit	Total as of June 30, 2005	Total as of June 30, 2004
	Common Stock	Inflation adjustment of common stock	Additional paid-in capital	Total	Legal reserve
Balances as of beginning of year	248,803	274,387	595,505	1,118,695	19,447	(178,288)	959,854	809,186
Issuance of common stock	108,464	—	80,666	189,130	—	—	189,130	62,806
Net income for the year	—	—	—	—	—	103,245	103,245	87,862

Balances as of June 30, 2005	357,267	274,387	676,171	1,307,825	19,447	(75,043)	1,252,229

Balances as of June 30, 2004	248,803	274,387	595,505	1,118,695	19,447	(178,288)		959,854

The accompanying notes and exhibits are an integral part of these financial statements.

Eduardo Sergio Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Statements of Cash Flows (1)

For the Fiscal years beginning on

July 1, 2004 and 2003

and ended June 30, 2005 and 2004

In thousand of pesos (Note 1)

	June 30, 2005	June 30, 2004
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of beginning of year	9,864	120,292
Cash and cash equivalents as of end of year	41,006	9,864

Net increase (decrease) in cash and cash equivalents	31,142	(110,428)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	103,245	87,862
Plus asset tax accrued for the year	3,230	3,734
Adjustments to reconcile net income to cash flows from operating activities:
• Gain from operations and holding of real estate assets	(8,962)	(31,899)
• Gain from valuation of inventories at net realizable value	(1,677)	—
• Allowances and reserves	5,371	3,978
• Gain on equity investments	(122,170)	(85,974)
• Amortization and depreciation	5,790	4,998
• Sundry provisions	5,361	5,159
• Financial results	(19,849)	(14,882)
- Changes in operating assets and operating liabilities:
• Decrease in current investments	10,761	10,073
• Decrease in non – current investments	—	256
• Decrease (increase) in mortgages and leases receivables	1,068	(1,178)
• (Increase) Decrease in other receivables	(4,490)	3,905
• (Increase) Decrease in inventory	(5,637)	2,741
• Decrease in taxes payable, salaries and social security and customer advances	(3,815)	(6,096)
• Increase (Decrease) in accounts payable	2,132	(268)
• Increase in accrued interest	5,134	7,055
• Decrease in other liabilities	(7,577)	(9,638)

Net cash used in operating activities	(32,085)	(20,174)

CASH FLOWS FROM INVESTING ACTIVITIES:
• Guarantee for default credit	(11,733)	—
• Decrease from equity interest in subsidiary companies	752	1,396
• Increase interest in subsidiary companies	(2,257)	(42,164)
• Purchase of shares and options of Banco Hipotecario S.A.	—	(80,155)
• Sales of shares of Banco Hipotecario S.A.	—	44,163
• Purchase of shares of Alto Palermo S.A.	(21,776)	(3,187)
• Sales of Alto Palermo S.A. shares	5,029	3,291
• Purchase of Negotiable Obligations issued by Alto Palermo S.A.	(29,715)	—
• Sales of Negotiable Obligations issued by Alto Palermo S.A.	9,876	—
• Purchase and improvements of undeveloped parcels of lands	(429)	(189)
• Loans collected from related parties	4,409	13,367
• Purchase and improvements of fixed assets	(23,174)	(993)
• Dividends collected in affiliated companies	12,372	6,111

Net cash used in investing activities	(56,646)	(58,360)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Guarantee for default credit	(5,822)	—
• Collection of credits	9,786	—
• Repayment of short – term and long term debt	(8,765)	(55,503)
• Repayment of debt for acquisition of shares in controlled companies	—	(1,150)
• Loans obtained from controlled companies	38,510	—
• Loans cancelled from controlled companies	(19,516)	—
• Issuance of common stock	105,680	24,759

Net cash provided by (used in) financing activities	119,873	(31,894)

Net increase (decrease) in cash and cash equivalents	31,142	(110,428)

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and exhibits are an integral part of these financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Statements of Cash Flows (Continued)

For the years beginning on

July 1, 2004 and 2003

and ended June 30, 2005 and 2004

In thousand of pesos (Note 1)

	June 30, 2005	June 30, 2004
Supplemental cash flow information

• Interest paid	24,012	29,036
Income Tax paid	0	0

Non-cash activities:

• Increase in inventories through a decrease in fixed assets	2,753	2,775
• Increase in fixed assets through a decrease in inventories	123	40
• Increase in fixed assets through a decrease in undeveloped parcels of land	13,371	—
• Conversion of negotiable obligations into shares	83,450	38,047
• Conversion of convertible Notes of Alto Palermo S.A.	3,676	—
• Decrease in short – term and long - term debt through an increase in other liabilities	—	1,326
• Decrease in non – current investment through an increase in other receivables	—	2,220
• Increase in non – current investment through a decrease in other receivables	—	14,200
• Increase in other current receivables through an increase in current taxes payable	—	2,854
• Increase in other non-current receivables through a decrease in inventories	—	5,890
• Increase in fixed assets through an increase in mortgages payable	49,979	—
• Increase in non-current investments through a decrease in other current receivables	—	54,819

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements (Continued)

Notes to the financial statements

For the years beginning on

July 1, 2004 and 2003

and ended June 30, 2005 and 2004

Amounts expressed in thousand

NOTE 1:	ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare these financial statements:

1.1. Preparation and presentation of financial statements

These financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

1.2. Issuance of new technical pronouncement

On February 19, 2003, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Resolution No. 21: “Equity Method Value – consolidation of financial statements – information to disclose on related parties” through Resolution M.D. No. 5/2003. This Technical Resolution and the modifications it amendments there to, became effective to the Company for the fiscal year ended June 30, 2004. Furthermore, the National Securities Commission has adopted that standard, making certain changes and establishing that it is applicable to fiscal years commenced as from April 1, 2004, admitting early application.

1.3. Use of estimates

The preparation of financial statements requires management, at a specific date, to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the year. Company’s Management makes estimates for example when accounting for allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Future actual results could differ from the estimates and assumptions made at the date of these financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:	(Continued)

1.4. Recognition of the effects of inflation

The financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the Company discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

1.5. Comparative information

Certain amounts in the financials statements at June 30, 2004 were reclassified for disclosure on a comparative basis with those for the year ended June 30, 2005.

1.6. Valuation criteria

a.	Cash and banks

Cash on hand has been valued at face value.

b.	Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at each year-end exchange rates.

Operations denominated in foreign currency are converted into pesos at the rates of exchange in effect at the date of settlement of the operation.

c.	Current investments

Time deposits have been valued at placement value plus accrued financial results accrued based on the internal rate of return determined at that moment.

Current investments in debt securities and mutual funds were valued at their net realization value.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:	(Continued)

1.6. (Continued)

d.	Mortgages and lease receivables and trade accounts payable

Mortgages and lease receivables and trade accounts payable have been valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

e.	Financial receivables and payables

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate of return estimated at that time.

f.	Other receivables and payables

Sundry current assets and liabilities have been valued at face value plus the financial results accrued at the closing of the corresponding year.

Sundry receivables and payables (asset tax, deposits in guarantee, and accounts receivable in trust) disclosed under other current and other non-current receivables and payables, were valued based on the best estimate of the amount receivable and payable, respectively, discounted at the interest rate applicable to freely available savings accounts published by the Argentine Central Bank in effect at the time of incorporation to assets and liabilities, respectively.

As established by the regulations of the National Securities Commission, deferred tax assets and liabilities have not been discounted. This criterion is not in accordance with current accounting standards in effect in the Autonomous City of Buenos Aires, which require those balances to be discounted. However, the effect resulting from this difference has not had a material impact on the financial statements.

Liabilities in kind:

The Company records a liability in kind corresponding to an obligation to deliver units to be built in relation to the “San Martín de Tours” property. This liability was valued at the higher of amounts received or the estimated cost of building of the units plus additional costs to transfer the assets to the creditor, and is shown as a current liability under “Mortgages payable”.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:	(Continued)

1.6. (Continued)

g.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

h.	Inventories

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.4., or estimated net realizable value, whichever is lower. The Company maintains allowances for impairment of certain inventories for those ones which market value is lower than cost.( See Exhibit E) Costs include land and land improvements, direct construction costs, construction overhead costs, interest on indebtedness and real estate taxes. During the year ended June 30, 2005 interest costs of the property called “San Martín de Tours” were capitalized for Ps. 418. Previously in the fiscal year ended June 30, 2004 there have been no capitalizations of this item.

Inventories on which advance payments that establish price and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income is valued at the net realization value. Profits arising from such valuation are shown in the “Gain from valuation of inventories at net realizable value” caption of the Statement of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the year.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:	(Continued)

1.6. (Continued)

h. (Continued)

Credits in kind:

The units relating to the building called “Edificios Cruceros” have been valued according to the accounting measuring standards corresponding to inventories receivable and it has been disclosed under “Inventories”.

i.	Non -current investments

•	Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable applying the corresponding internal rate of return estimated at the time of incorporation to assets, as the Company will hold them to maturity. The value thus obtained does not exceed the respective estimated recoverable value at the end of the year.

•	Investments in subsidiaries and related companies:

Non-current investments in subsidiaries and related companies detailed in Exhibit C have been valued by using the equity method of accounting based on the financial statements at June 30, 2005 issued by them. The accounting standards used by the subsidiaries to prepare their financial statements are the same as those used by the Company. The accounting standards used by the related companies to prepare their financial statements are those currently in effect.

This item also includes the lower or higher value paid for the purchase of shares in subsidiaries and related companies assignable to the assets acquired, and goodwill related to the subsidiary Alto Palermo S.A. and the related company, Banco Hipotecario S.A..

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:	(Continued)

1.6. (Continued)

i. (Continued)

As a result of the purchase of shares and the exercise of the options mentioned in Note 18 to the consolidated financial statements, as of June 30, 2005, the Company has reevaluated and changed the accounting criterion used for the valuation of its interest in Banco Hipotecario S.A. and Banco de Crédito y Securitización S.A. (Banco Hipotecario S.A.’s subsidiary), originally recognized at net realization value and restated acquisition cost, respectively. Taking into account the current interest of the Company in these entities, the exercise of significant influence on their decisions and the intention to maintain the interest as non-current investment, the Company has valued its investment in these companies by the equity method of accounting. In accordance with the regulations of the BCRA and the contracts signed as a result of Banco Hipotecario S.A.’s financial debt restructuring process, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to the Company.

•	Certificates of participation in IRSA I financial trust:

The certificates of participation in IRSA I financial trust have been valued at the amount resulting from apportioning the participation certificate holding to the trust assets.

•	Undeveloped parcels of lands:

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.4., or market value, whichever is lower. The Company maintains allowances for impairment of certain parcels of undeveloped land for which their market value is lower than cost. (See Exhibit E).

Land and land improvements are transferred to inventories when construction commences or their trade is decided.

The values thus obtained, net of the allowances recorded, do not exceed their respective estimated recoverable values at the end of year.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:	(Continued)

1.6. (Continued)

j.	Fixed assets

Fixed assets comprise primarily of rental properties and other property and equipment held for use by the Company.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the year.

•	Rental properties

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.4., less accumulated depreciation and allowance for impairment at the end of the year. The Company capitalizes accrued interest costs on indebtedness associated with long-term construction projects. However, as of June 30, 2005 and 2004 no interest costs were capitalized, as the Company considered that there are no work in progress.

Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which generally are estimated to be 50 years for buildings. Expenditures for ordinary maintenance and repairs are charged to results in the year incurred.

The Company has allowances for impairment of certain rental properties as disclosed in Exhibit A. Increases and decreases of such allowances are disclosed in Exhibit E.

Significant renovations and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the statement of income.

•	Software obtained or developed for internal use

The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the years ended June 30, 2005 and 2004 were not material.

These costs are being amortized on a straight-line basis over a period of 3 years.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:	(Continued)

1.6. (Continued)

j.	(Continued)

•	Other properties and equipment

Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.4., less accumulated depreciation at the end of year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
Leasehold improvements	On contract basis
Furniture and fixtures	5
Machinery, equipment and computer equipment	3
Vehicles	5

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

k.	Deferred financing cost

Expenses incurred in connection with the issuance of negotiable obligations and proceeds of loans are amortized over the life of the related issuances. In the case of redemption of these notes, the related expenses are amortized using the accelerated depreciation method.

Amortization has been recorded under “Financial results, net” in the statements of income as a greater financing expense.

l.	Customer advances

Customer advances represent payments received in advance in connection with the sale and rent of properties.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:	(Continued)

1.6. (Continued)

m.	Income tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (see Note 14).

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry forwards, considering the legal regulations approved at the date of issuance of these financial statements.

Since it is unlikely that future taxable income will fully absorb tax loss carry forwards, the Company has recorded an impairment on a portion of that credit.

n.	Asset tax

The Company calculates asset tax by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation in each year will coincide with the higher of the two taxes. However, if asset tax exceeds income tax in a given year, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

At June 30, 2005, the Company has estimated the asset tax, recognizing under “Other receivables” (non-current) the amount estimated to be offset as payment on account of income tax in future years in accordance with current regulations, and expensing the remaining balance.

o.	Allowances and Provisions

Allowance for doubtful accounts: the Company provides for losses relating to mortgages, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flows. While management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the financial statements reflect that consideration.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:	(Continued)

1.6. (Continued)

o.	(Continued)

For impairment of assets: the Company regularly assess its non-current assets for recoverability whenever there is an indication that the carrying amount of an asset may exceed its recoverable value.

In such cases, for rental properties, the Company first makes a comparison between the asset carrying amount and its undiscounted value in use. If, as a result of that comparison, the carrying amount of an asset exceeds its value in use, in order to measure the loss impairment, a second comparison is made with the higher of discounted value in use and market value (recoverable value). Value in use is determined based on estimated future cash flows. For the rest of the assets (inventories and undeveloped parcels of land) the Company makes a comparison with market values based on values of comparable properties. If the recoverable value of assets, which had been impaired in prior years, increases, the Company will record the corresponding reversals of impairment loss as required by accounting standards.

Increases and decreases of allowances for impairment of assets during fiscal years ended June 30, 2005 and 2004 are detailed in Exhibit E.

For lawsuits: the Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have an effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issuance of these financial statements, Management understands that there are no elements to foresee other potential contingencies having a negative impact on these financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:	(Continued)

1.6. (Continued)

p.	Shareholders’ equity accounts

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.4. until February 28, 2003. Subsequent movements are stated in the currency of the month to which they correspond.

“Common stock” account was stated at historical nominal value. The difference between value stated in constant currency, following the guidelines detailed in Note 1.4., and historical nominal value is shown under “Inflation adjustment of common stock” forming part of the shareholders’ equity.

q.	Results for the year

The results for the year are shown as follows:

Amounts included in Income Statement are shown in currency of the month to which they correspond.

Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

Results from investments in subsidiary and affiliated companies was calculated under the equity method, by applying the percentage of the Company’s equity interest to the results of such companies, with the adjustments for application of Technical Resolution 21.

r.	Advertising expenses

The Company generally charges the advertising and publicity expenses to results when they are incurred. Advertising and promotion expenses were approximately Ps. 234 and Ps. 175 for the years ended June 30, 2005 and 2004, respectively.

s.	Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plan to which employees may elect to contribute.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:	(Continued)

1.6. (Continued)

t.	Derivative financial instruments

The Company has entered into an interest rate swap agreement in order to hedge the risks of fluctuation in interest rates related to its financial debt which accrues interest at variable rate. See Note 16 for details.

u.	Revenue recognition

u.1. Sales of properties

The Company records revenue from the sale of properties when all of the following criteria are met:

•	the sale has been consummated;

•	there is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property;

•	the Company’s receivable is not subject to future subordination; and

•	the Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires the Company’s management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

u.2. Leases

Revenues from leases are recognized on a straight –line basis over the life of the related lease contracts.

v.	Cash and cash equivalents

The Company considers, for cash flow purposes, all highly liquid investments with original maturities of three months or less, consisting primarily of mutual funds and time deposits, as cash equivalents.

w.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 1:	(Continued)

1.6. (Continued)

x.	Vacation expenses

Vacation expenses are fully accrued in the year in which the employee renders services in order to be able to take such vacation.

NOTE 2:	CASH AND BANKS

The breakdown for this item is as follows:

	June 30, 2005	June 30, 2004
Cash in local currency	31	23
Cash in foreign currency	229	14
Banks in local currency	64	90
Banks in foreign currency	500	344
Special current accounts	1	13
Foreign accounts	37,823	6,817
Checks to be deposited	134	222

	38,782	7,523

NOTE 3:	MORTGAGES AND LEASE RECEIVABLES

The breakdown for this item is as follows:

	June 30, 2005		June 30, 2004
	Current	Non-current	Current	Non-current
Mortgages and lease receivables	1,033	35	405	37
Debtors under legal proceedings	1,708	—	2,024	—
Related parties (Note 10 a.)	1,355	—	3,142	—
Less:
Allowance for doubtful accounts (Exhibit E)	(575)	—	(960)	—

	3,521	35	4,611	37

Current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 4:	OTHER RECEIVABLES

The breakdown for this item is as follows:

	June 30, 2005		June 30, 2004
	Current	Non-current	Current	Non-current
Asset tax (Note 1.6.n.)	—	22,669	—	19,329
Value added tax	3,031	4,219	8	—
Related parties (Note 10 a.)	172	42	13,939	8
Prepaid expenses	440	—	242	—
Guarantee of default credit (1)	—	17,128	—	—
Trust accounts receivable	—	361	—	361
Tax credit certificates	—	—	563	—
Present value	—	(952)	—	(816)
Deferred income tax (Note 14)	—	49,931	—	49,931
Tax on personal assets	5,326	—	3,893	—
Allowance for tax on personal asset (Exhibit E)	(5,326)	—	(3,887)	—
Other	399	119	222	33

	4,042	93,517	14,980	68,846

(1)	See Note 15 to the financial statements and Note 16 to the consolidated financial statements.

NOTE 5:	INVENTORIES

The breakdown for this item is as follows:

	June 30, 2005		June 30, 2004
	Current	Non-current	Current	Non-current
Credit from barter “Edificios Cruceros” (1)	8,141	—	—	5,836
Dock 13	1,605	—	37	—
Dorrego 1916	13	—	13	—
Minetti D (2)	65	—	33	—
Rivadavia 2768	—	—	123	—
Torres Jardin (2)	468	—	245	—
V. Celina	43	—	43	—
Abril / Baldovinos (2)	79	201	192	233
San Martin de Tours	11,743	—	4,744	—

	22,157	201	5,430	6,069

(1)	Secured by first degree mortgage in favor on the Company.
(2)	The values recorded are disclosed net of the effect of the allowance for impairment, as detailed in Exhibit E.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 6:	MORTGAGE PAYABLES

The breakdown for this item is as follows:

	June 30, 2005		June 30, 2004
	Current	Non-current	Current	Non-current
Mortgage payable - San Martin de Tours (Note 12)	2,935	—	2,218	—
Mortgage payable - Bouchard 710 (Note 12)	22,527	27,627	—	—

	25,462	27,627	2,218	—

NOTE 7:	SHORT AND LONG - TERM DEBT

The breakdown for this item is as follows:

	June 30, 2005		June 30, 2004
	Current	Non-current	Current	Non-Current
Bank loans (1)	6,641	48,557	3,401	56,556
Bank loans - Accrued interest (1)	353	5,987	229	4,108
Negotiable Obligations – 2009 principal amount (2)	10,792	78,917	5,528	91,915
Negotiable Obligations - 2009 -accrued interest (2)	572	9,753	402	6,728
Convertible Negotiable Obligations - 2007 (3)	1,726	168,059	2,632	255,922
Other financial loans (4)	9,787	—	—	—

	29,871	311,273	12,192	415,229

1.	Corresponds to an unsecured loan for a total amount of US$ 51 million, which falls due on 20 November 2009, with the principal being amortized in 20 quarterly installments with a two-year grace period. US$ 35 million of the principal accrue interest at the LIBO rate over three months plus 200 basis points, and US$ 16 million accrue interest at a fixed rate that is progressively increased. On July 25, 2003 the Company redeemed the mentioned US$ 16 million for US$ 10.9 million. In addition, on March 17, 2004, the Company redeemed US$ 12 million for a total amount of US$ 8.6 million. Additionally, the Company settled two first installments amounting to US$ 1.2 million. Therefore, at June 30, 2005 the balance of principal amounts to US$ 19.1 million which matches the US$ 21.9 million discounted considering a market rate equivalent to 8% per year.

The terms of the loan require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios, moreover, they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments.

2.	Corresponds to Negotiable Obligations secured by the assets described in Note 12.b. for US$ 37.4 million, which mature on 20 November 2009 with partial periodic amortization, and have quarterly interest payments at the LIBO rate over three months plus 200 basis points. At this date, the Company settled two first installments amounting to US$ 1.9 million. Consequently, at June 30, 2005 the Company recorded a total balance of US$ 31.1 million, which corresponds to US$ 35.5 million discounted at a market rate equivalent to 8% per year.

The terms of the loan require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios; they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments.

3.	According to Note 13, these relate to convertible negotiable obligations (CNB) issued for a total amount of US$ 100 million, which at year end amounted to US$ 58.5 million, net of issue expenses amounting to Ps. 0.8 million. Part of convertible negotiable obligations are held by shareholders and related parties. (See Note 10.).

4.	Corresponds to bank overdrafts mainly with Bank Boston.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 8:	OTHER LIABILITIES

The breakdown for this item is as follows:

	June 30, 2005		June 30, 2004
	Current	Non-Current	Current	Non-current
Related parties (Note 10.a)	19,281	5	24	—
Guarantee deposits	656	1,047	377	1,286
Provision for lawsuits (Exhibit E)	290	—	284	—
Directors´ fees provision (Note 10.a)	5,361	—	4,325	—
Directors´ fees prepayments (Note 10.a)	(3,327)	—	—	—
Directors’ guarantee deposits (Note 10.a)	—	8	—	8
Administration and Reserve Fund	118	—	1	—
Donations payable (Note 10.a)	—	—	569	—
Trust account payables	92	—	—	—
Present value	—	(4)	—	(15)
Other	324	—	171	—

	22,795	1,056	5,751	1,279

NOTE 9:	OTHER INCOME AND EXPENSES, NET

The breakdown for this item is as follows:

	June 30, 2005	June 30, 2004
Other income:
Results from sale of fixed assets	6	62
Other	208	193

	214	255

Other expenses:
Unrecoverable VAT	(482)	(354)
Donations	(190)	(300)
Debit and credit tax	(626)	(546)
Lawsuits	(33)	(37)
Tax on shareholders´personal assets	(5,314)	(3,887)
Other	(82)	(154)

	(6,727)	(5,278)

Total other income and expenses, net	(6,513)	(5,023)

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 10:	INTERCOMPANY BALANCES AND TRANSACTIONS

a.	The balances as of June 30, 2005 and June 30, 2004, with subsidiaries, shareholders, affiliated and related companies are as follows:

	June 30, 2005	June 30, 2004
Abril S.A. (1)
Current mortgages and leases receivables	—	2

Alternativa Gratis S.A. (3)
Current mortgages and leases receivables	—	16

Alto Palermo S.A. (1)
Current mortgages and leases receivables	470	610
Other current receivables	79	2,025
Current investments	4,117	4,185
Non-current investments	91,628	91,487
Current accounts payable	154	88
Other current liabilities	20	19

Altocity.Com S.A. (3)
Current mortgages and leases receivables	10	4
Current accounts payable	11	—

Baldovinos S.A. (1)
Current mortgages and leases receivables	8	—
Current accounts payable	472	—

Buenos Aires Trade and Finance Center S.A. (1)
Other current liabilities	6,239	—

Consultores Assets Management S.A. (4)
Current mortgages and leases receivables	25	—

Cresud S.A.C.I.F. (2)
Current mortgages and leases receivables	51	1
Current accounts payable	7	1
Short-term debt - Negotiable Obligations	1,078	1,359
Long -term debt - Negotiable Obligations	105,488	132,942

Dolphin Fund Management S.A. (4)
Other current receivables	—	4,915

Emprendimiento Recoleta S.A. (1)
Current accounts payable	—	5

Fibesa (1)
Current mortgages and lease receivables	—	4
Current accounts payable	—	2

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 10:	(Continued)

a. (Continued)

	March 31, 2005	June 30, 2004
Fundación IRSA (4)
Other current liabilities	—	569

Hoteles Argentinos S.A. (1)
Current accounts payable	—	2

Inversora Bolívar S.A. (1)
Current mortgages and leases receivables	697	2,455
Other current receivables	49	38
Current accounts payable	9	9

Llao Llao Resorts S.A. (1)
Current mortgages and lease receivables	1	—
Other current liabilities	—	5
Other non-current liabilities	5	—

Nuevas Fronteras S.A. (1)
Current accounts payable	2	1

Palermo Invest S.A. (1)
Other current receivables	—	4,084

Advances to employees (4)
Managers, Directors and other Staff of the Company – Current	44	104
Managers, Directors and other Staff of the Company – Non current	42	8

Red Alternativa S.A. (3)
Current mortgages and leases receivables	9	49

Ritelco S.A. (1)
Other current liabilities	13,022	—

Shopping Alto Palermo S.A. (1)
Other current receivables	—	2,773
Current accounts payable	—	9

Tarshop S.A. (1)
Current mortgages and leases receivables	84	1

Estudio Zang, Bergel & Viñes (4)
Current accounts payable	71	18

Directors (4)
Other current liabilities	2,034	4,325
Other non-current liabilities	8	8

(1)	Subsidiary (direct or indirect).
(2)	Shareholder.
(3)	Affiliated (direct or indirect).
(4)	Related party

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 10:	(Continued)

b.	Results on subsidiary, shareholder, affiliated and related companies during the years ended June 30, 2005 and 2004 are as follows:

	Year	Sales and service fees	Leases earned	Holding results	Cost of services	Leases lost	Interest Earned	Fees	Donations	Interest Lost
Related parties

Alto Palermo S.A.	2005	1,267	—	—	473	—	8,845	—	—	—
	2004	1,021	—	—	168	—	14,484	—	—	—
Altocity.Com S.A.	2005	30	19	—	—	—	—	—	—	—
	2004	46	97	—	—	—	—	—	—	—
Alternativa Gratis S.A.	2005	38	—	—	—	—	—	—	—	—
	2004	38	—	—	—	—	—	—	—	—
Cresud S.A.C.I.F. y A.	2005	182	—	—	53	—	—	—	—	9,965
	2004	361	—	—	92	—	—	—	—	11,517
Red Alternativa S.A.	2005	30	168	—	—	—	—	—	—	—
	2004	16	137	—	—	—	—	—	—	—
Tarshop S.A.	2005	89	99	—	—	—	—	—	—	—
	2004	115	65	—	—	—	—	—	—	—
Dolphin Found Management S.A.	2005	—	—	3,045	—	—	—	—	—	—
	2004	20	—	1,298	109	138	—	—	—	—
Abril S.A.	2005	61	—	—	—	—	—	—	—	—
	2004	17	—	—	—	—	—	—	—	—
Llao Llao Resorts S.A.	2005	—	62	—	—	—	—	—	—	—
	2004	—	43	—	—	—	—	—	—	—
Inversora Bolívar S.A.	2005	1,491	—	—	—	211	—	—	—	—
	2004	1,079	168	—	—	104	—	—	—	—
Shopping Alto Palermo S.A.	2005	—	—	—	—	—	178	—	—	3
	2004	—	—	—	—	—	308	—	—	—
Banco Hipotecario S.A.	2005	—	—	—	—	—	—	—	—	—
	2004	—	—	12,300	—	—	—	—	—	—
Ritelco S.A.	2005	—	—	—	—	—	—	—	—	71
	2004	—	—	—	—	—	802	—	—	18
Advances to employees	2005	—	—	—	—	—	6	—	—	—
	2004	—	—	—	—	—	5	—	—	—
IFI S.A. (1)	2005	—	—	—	—	—	—	—	—	—
	2004	—	—	—	—	—	54	—	—	—
Fundación IRSA	2005	—	—	—	—	—	—	—	41	—
	2004	—	—	—	—	—	—	—	42	—
Estudio Zang, Bergel y Viñes	2005	—	—	—	—	—	—	580	—	—
	2004	—	—	—	—	—	—	243	—	—
Emprendimientos Recoleta S.A.	2005							—
	2004							5
Directors	2005							5,361
	2004							4,325

Total 2005		3,188	348	3,045	526	211	9,029	5,941	41	10,039

Total 2004		2,713	510	13,598	369	242	15,653	4,573	42	11,535

(1)	Indirect Cresud S.A.C.I.F. y A. shareholder.

IRSA Inversiones y Representaciones Sociedad Anónimao

NOTE 10:	(Continued)

c.	The composition of Net gain in related companies is as follows:

	Gain (Loss)	Gain
	June 30, 2005	June 30, 2004
Gain on equity investments	121,313	84,487
Amortization of intangible assets and lower/higher values	2,731	1,487
Tax on APSA dividends	(1,874)	—

	122,170	85,974

NOTE 11:	COMMON STOCK

a.	Common stock

As of June 30, 2005, IRSA’s common stock was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	—	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders´ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders´ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders´ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders´ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders´ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors´ Meeting	05.15.1998	07.02.1999
Shares issued for cash	9	Board of Directors´ Meeting (2)	04.15.2003	04.28.2003
Shares issued for cash	4	Board of Directors´ Meeting (2)	05.21.2003	05.29.2003
Shares issued for cash	172	Board of Directors´ Meeting (2)	08.22.2003	Pending
Shares issued for cash	27	Board of Directors´ Meeting (2)	08.22.2003	Pending
Shares issued for cash	918	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	22	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	92	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	6,742	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	662	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	46	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	26	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	77	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	8,493	Board of Directors´ Meeting (3)	12.31.2003	Pending
Shares issued for cash	23	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	6	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	1,224	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	999	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	1	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	968	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	4	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	1,193	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	512	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	20	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	4,013	Board of Directors´ Meeting (3)	03.31.2004	Pending
Shares issued for cash	275	Board of Directors´ Meeting (2)	06.30.2004	Pending
Shares issued for cash	9,175	Board of Directors´ Meeting (2)	06.30.2004	Pending
Shares issued for cash	550	Board of Directors´ Meeting (2)	06.30.2004	Pending
Shares issued for cash	550	Board of Directors´ Meeting (3)	06.30.2004	Pending
Shares issued for cash	9,450	Board of Directors´ Meeting (3)	09.30.2004	Pending
Shares issued for cash	4	Board of Directors´ Meeting (2)	12.31.2004	Pending
Shares issued for cash	229	Board of Directors´ Meeting (2)	12.31.2004	Pending
Shares issued for cash	688	Board of Directors´ Meeting (2)	12.31.2004	Pending

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 11:	(Continued)

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	45	Board of Directors´ Meeting (2)	12.31.2004	Pending
Shares issued for cash	46	Board of Directors´ Meeting (2)	12.31.2004	Pending
Shares issued for cash	363	Board of Directors´ Meeting (2)	12.31.2004	Pending
Shares issued for cash	249	Board of Directors´ Meeting (2)	12.31.2004	Pending
Shares issued for cash	1,643	Board of Directors´ Meeting (3)	12.31.2004	Pending
Shares issued for cash	18	Board of Directors´ Meeting (2)	03.31.2005	Pending
Shares issued for cash	18	Board of Directors´ Meeting (2)	03.31.2005	Pending
Shares issued for cash	2,294	Board of Directors´ Meeting (2)	03.31.2005	Pending
Shares issued for cash	139	Board of Directors´ Meeting (2)	03.31.2005	Pending
Shares issued for cash	9,496	Board of Directors´ Meeting (2)	03.31.2005	Pending
Shares issued for cash	11	Board of Directors´ Meeting (2)	03.31.2005	Pending
Shares issued for cash	917	Board of Directors´ Meeting (2)	03.31.2005	Pending
Shares issued for cash	128	Board of Directors´ Meeting (2)	03.31.2005	Pending
Shares issued for cash	38	Board of Directors´ Meeting (2)	03.31.2005	Pending
Shares issued for cash	2,340	Board of Directors´ Meeting (2)	03.31.2005	Pending
Shares issued for cash	9,174	Board of Directors´ Meeting (2)	03.31.2005	Pending
Shares issued for cash	16,457	Board of Directors´ Meeting (2)	03.31.2005	Pending
Shares issued for cash	37	Board of Directors´ Meeting (2)	03.31.2005	Pending
Shares issued for cash	749	Board of Directors´ Meeting (2)	03.31.2005	Pending
Shares issued for cash	35,037	Board of Directors´ Meeting (3)	03.31.2005	Pending
Shares issued for cash	53	Board of Directors´ Meeting (2)	30.06.2005	Pending
Shares issued for cash	8,927	Board of Directors´ Meeting (2)	30.06.2005	Pending
Shares issued for cash	6	Board of Directors´ Meeting (2)	30.06.2005	Pending
Shares issued for cash	22	Board of Directors´ Meeting (2)	30.06.2005	Pending
Shares issued for cash (1)	9,886	Board of Directors´ Meeting (3)	30.06.2005	Pending
	357,267

(1)	Shares were issued after the date of closing of the financial statements.
(2)	Conversion of negotiable obligations mentioned in Note 13.
(3)	Exercise of options mentioned in Note 13.

b.	Treasury stock

The Company repurchases outstanding common shares when it considers that their price is undervalued on the market.

However, during the years ended June 30, 2005 and 2004 no treasury shares were bought.

c.	Restriction on the distribution of profits

In accordance with the Argentine Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the year calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated, once accumulated losses are absorbed, by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 12:	RESTRICTED ASSETS

a.	The Labor Court N° 55 decided the distress of units N° 14 and 20 located in Sarmiento 517, property of the Company, in connection with a lawsuit in which the Company is co-defendant, pending in court No. 55.

b.	The Company has mortgaged the following real estate: 13 functional units at Libertador 498, 71 supplementary units at Laminar Plaza and 19 supplementary units at Dique IV, in connection with the secured negotiable obligations referred to in Note 7.2..

c.	The Company has a first mortgage on the property identified as “San Martín de Tours” amounting to US$ 750, as performance bond for the construction of the building and transfer of title on the units to be exchanged in favor of Establecimientos Providence S.A. (See valuation criteria in Note 1.6.f.)

d.	The Company has a first mortgage on the property identified as “Bouchard 710” amounting to U$S 17.250, as guarantee of the amount owed for the purchase of the referred building which matures on May 26, 2008 in quarterly installments and a rate of 8,5%. See Note 17, subsequent events in connection with the amendment made after year end.

NOTE 13:	CONVERTIBLE NEGOTIABLE OBLIGATIONS INTO COMMON SHARES

On March 8, 2002, the Ordinary and Extraordinary Meeting of Shareholders resolved:

a)	Approving the issuance of Negotiable Obligations Convertible into Common Shares of the company (“ONC”) for up to a face value of US$100,000 (one hundred million dollars), for a term of 5 (five) years, at a fixed interest rate of 6% to 12% per year, payable semi-annually in arrears.

b)	Approving a subscription option for the ONC holders to subscribe common shares of the company at 1 (one) share per Ps.1 (one peso) of ONC face value, paying in cash Ps.1 (pesos one) as subscription price, during 15 days after the conversion term has expired, including the corresponding capital increase.

c)	Suppressing the preferential subscription and accretion rights, or reducing the term to exercise the preference, as provided by section 12 of the Negotiable Obligations Law and other applicable regulations.

d)	Amending article nine (9) of the bylaws to partially adapt its contents to the market circumstances arising from the amendment approved, by replacing 1) the 20% percentage referred to in the amendment to the bylaws, by the percentage indicated in Decree 677/01, i.e., 35%; and 2) eliminating the negotiable obligations or other convertible debt securities, as well as the warrants, from the calculation mentioned in Article Nine of the Bylaws.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 13:	(Continued)

The public offering and listing of the above-mentioned negotiable obligations was approved by Resolution No. 14,316 of the National Securities Commission dated September 24, 2002 and the Buenos Aires Stock Exchange, authorizing the issuance for up to US$ 100,000 of securities consisting of negotiable obligations convertible into common shares, bearing interest at an annual rate of 8% and falling due in 2007 and which, at the time of their conversion, provide the right to options to subscribe 100,000,000 common shares (warrants).

As a result of the distribution of 4,587,285 treasury stock, the Company has adjusted the conversion price of its Convertible Negotiable Obligations and the exercise price of the warrants in accordance with the terms of the issue. Thus, the conversion price of the Negotiable Obligations fell from US$ 0.5571 to US$ 0.54505 and the exercise price of the warrants dropped from US$ 0.6686 to US$ 0.6541. Said adjustment came into force as from December 20, 2002.

The holder is entitled to exchange each Negotiable Obligation issued by IRSA for 1,8347 shares (0,1835 GDS) and has an option to purchase the same number of shares at the exercise price set for the Warrant.

Convertible Negotiable Obligations and options will fall due on November 14, 2007.

Convertible negotiable obligations were underwritten in full and were paid in cash and the proceeds used to restructure or partially settle the Company´s financial debt at the time of such subscription. Consequently, Note 7 to the financial statements shows the Company’s financial debt after the restructuring and placement mentioned above.

As of June 30, 2005, certain holders of Convertible Negotiable Obligations had exercised their right to convert them for a total of US$ 41.5 million, giving rise to the issuance of 76,195,871 common shares of Ps. 1 face value each as disclosed in Note 11.

Furthermore, as of June 30, 2005, 37,643,877 options to subscribe Company shares amounting to US$ 45.2.7 million had been exercised, which gave rise to the issuance of 69,071,304 common shares of Ps. 1 par value each, as mentioned in Note 11.

The total outstanding balance of Convertible Negotiable Obligations at June 30, 2005 is US$ 58,473.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 14:	INCOME TAX – DEFERRED TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Changes for the year	Balances at year-end
Non-current deferred assets and liabilities
Investments	(6,706)	(1,464)	(8,170)
Mortgages and leases receivables	(53)	(121)	(174)
Other receivables	278	48	326
Inventories	740	1,785	2,525
Fixed assets	(674)	(2,434)	(3,108)
Tax loss carry forwards	87,189	7,384	94,573
Financial debt	7,174	(3,568)	3,606
Mortgage payables	—	269	269
Other liabilities	142	2,125	2,267
Allowances and reserves	99	2	101
Allowances for deferred assets	(38,258)	(4,026)	(42,284)

Total non-current	49,931	—	49,931

Total net deferred assets	49,931	—	49,931

Net assets at the end of the year derived from the information included in the above table amount to Ps. 49,931.

Deferred tax assets have been impaired in the portion estimated not to be recoverable based on projections of results for future years.

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to the accounting profit for the year ended June 30, 2005 and 2004, respectively:

Items	06.30.05 Ps.	06.30.04 Ps.
Net income for the year (before income tax)	106,475	91,596
Current income tax rate	35%	35%
Net income for the year at the tax rate	37,266	32,059
Permanent differences at the tax rate:
• Restatement into constant currency	(78)	(7,703)
• Donations	66	105
• Net gain from related parties	(42,759)	(30,091)
• Holding result on Participation Certificates F.F.	(537)	(325)
• Results from holding of Banco Hipotecario shares	—	(940)
• Allowance for Tax on personal assets	1,860	1,360
• Sundry permanent differences	156	(23)
• Increase of allowance for deferred assets.	4,026	5,558

Total income tax charge for the year	—	—

Difference	—	—

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 14:	(Continued)

Unexpired income tax loss carry forwards pending use at the end of the year amount to Ps. 270,208 according to the following detail:

Generated in	Amount Ps.	Year of expiration
2002	211,160	2007
2004	32,313	2009
2005	26,735	2010

Total tax loss carry forward	270,208

NOTE 15:	“CREDIT DEFAULT SWAP” CONTRACT WITH CREDIT SUISSE FIRST BOSTON

On June 2, 2005 a contract called “Credit Default Swap” was entered into with Credit Suisse First Boston by which the Company is committed to acquire in specific circumstances for US$ 10.0 million, a loan with a mortgage guarantee on an office building in the City of Buenos Aires. This loan has a nominal value of US$ 12,812, such entity being the creditor. To guarantee the fulfillment of said contract, the Company granted the amount of US$ 4.0 million. If the debtor of such loan does not pay interest to Credit Suisse First Boston, the Company should pay quarterly interest at a Libor rate added 450 basic points on a principal amount of US$ 6.0 million.

NOTE 16:	SWAP OF INTEREST RATES WITH DEUTSCHE BANK AG

On June 16, 2005 a swap contract was signed with Deutsche Bank AG by which the variable rate of the unsecured loan and of the guaranteed non-convertible negotiable obligations was established, both maturing in November 2009. As of June 30, 2005 the balance of principal was US$ 21,850 and US$ 35,511 respectively, and the variable interest rate accrued was equivalent to a three month Libor rate added 200 basic points.

Under such agreement the Company will receive from the Deutsche Bank AG a payment equivalent to the three month Libor rate on the balance of the effective principal. Consequently, the Company will pay a quarterly rate of 4.27% on such principal. As a result of both operations both debts will accrue a rate equivalent to 6.27%.

IRSA Inversiones y Representaciones Sociedad Anónima

NOTE 17:	SUBSEQUENT EVENTS

Share acquisition in Canteras Natal Crespo S.A.

During July 2005 the Company acquired to Ecipsa Holding S.A. (ECIPSA), 38.45% of the shares of Canteras Natal Crespo S.A. Such shares have equal percentage of votes. The total amount agreed for such purchase was US$ 1,307.

Additionally, in accordance with the contracts signed by the Company, it has the obligation to buy and ECIPSA has the obligation to sell 50% of the additional shares of Canteras Natal Crespo S.A. that ECIPSA will acquire in the future to the remaining shareholders. The agreed price was U$S 11.35 per share. If ECIPSA acquires the remaining holding of 23.1%, the Company will have to pay US$ 392 for an additional holding of 11.55%

Canteras Natal Crespo S.A. is a company located in the Province of Cordoba. The main activity of Canteras Natal Crespo S.A. is the development of own or third parties´ plots, countries, sale or rent of plots of land, production of quarries, real estate and house-building.

Sale of the Banco Hipotecario S.A. shares

On August 9, 2005, the Company sold 2,305,122 shares of Banco Hipotecario S.A to Buenos Aires Trade and Finance Center S.A. (subsidiary in which the Company has an interest of 100%) in a total amount of US$ 10,540 (equivalent to a market value of US$ 4.57 per share).

Restructuring of the mortgage payable Bouchard 710

On July 1, 2005 the Company paid the first installment of the mortgage for the purchase of the Bouchard 710 Building for US$ 422. Also, on July 26, 2005 the Company modified one of the contract clauses of such mortgage, by which a partial anticipated cancellation of US$ 3,203 was made and agreed to pay the remaining price balance of US$ 13,625 in 34 monthly, equal and consecutive installments of US$ 452 each (interest according to the French system were included with an annual rate of 8.5%).

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed Assets, Net

For the years beginning on

July 1, 2004 and 2003

and ended June 30, 2005 and 2004

In thousand of pesos

Exhibit A

						Depreciation
						For the year
Items	Value at beginning of year	Increases and transfers	Deductions and Transfers	Value at year end	Accumulated at beginning of year	Increase, deductions And Transfers	Rate %	Amount (1)	Accumulated at year end	Allowances for impairment	Net carrying Value as of June 30, 2005	Net carrying value as of June 30, 2004
Furniture and fixtures	1,516	32	—	1,548	1,512	—	20	9	1,521	—	27	4
Machinery, equipment and computer equipment	4,445	211	—	4,656	4,222	—	33.33	224	4,446	—	210	223
Leasehold improvements	6,432	104	—	6,536	4,540	—	10	744	5,284	—	1,252	1,892
Vehicles	—	130	—	130	—	—	20	28	28	—	102	—
Real Estate:
Alsina 934	1,776	—	—	1,776	319	—	2	28	347	—	1,429	1,457
Av. de Mayo 595	7,339	—	—	7,339	1,648	—	2	132	1,780	(985)	4,574	4,419
Av. Madero 942	3,277	—	—	3,277	520	—	2	55	575	(301)	2,401	2,213
Bouchard 710 (Note 12)	—	72,459		72,459	—		2	237	237	—	72,222	—
Constitución 1111	1,338	—	—	1,338	227	—	2	21	248	(545)	545	494
Constitucion 1159	—	8,762		8,762	—		2	—	—	(7,438)	1,324	—
Costeros Dique IV	23,337	—	—	23,337	1,109	—	2	379	1,488	—	21,849	20,123
Dique 2 M10 (1I) Edif. A	21,160	—	—	21,160	1,434	—	2	368	1,802	—	19,358	19,726
Laminar Plaza	33,513	—	—	33,513	2,387	—	2	549	2,936	—	30,577	31,126
Libertador 498	51,152	—	—	51,152	7,043	—	2	802	7,845	—	43,307	42,679
Libertador 602	3,486	—	—	3,486	447	—	2	54	501	—	2,985	2,628
Stores Abril	—	606	(605)	1	—		2	1	1	—	—	—
Madero 1020	6,938	—	(4,750)	2,188	945	(647)	2	42	340	(183)	1,665	4,047
Maipú 1300	52,632	—	—	52,632	7,200	—	2	851	8,051	—	44,581	45,432
Reconquista 823	24,714	—	—	24,714	4,218	—	2	395	4,613	(746)	19,355	17,733
Rivadavia 2768	—	334	—	334	—	—	2	6	6	(164)	164	—
Santa Maria del Plata	—	12,109		12,109	—		2	—	—	—	12,109	—
Sarmiento 517	483	2	—	485	4	—	2	10	14	(387)	84	121
Suipacha 652	17,010	—	—	17,010	3,688	—	2	289	3,977	(1,284)	11,749	10,641

Total as of June 30, 2005	260,548	94,749	(5,355)	349,942	41,463	(647)		5,224	46,040	(12,033)	291,869

Total as of June 30, 2004	222,630	41,225	(3,307)	260,548	36,776	671		4,016	41,463	(14,127)		204,958

(1)	The accounting application of the depreciation for the year is set forth in Exhibit H.

Disclosed net of depreciation for the year amounting to Ps. 275. During the year, Ps. 1,338 was reclassified to inventories due to the transfer of the property at Madero 1020. During the year, Ps. 211 was reclassified from inventories due to the transfer of the building at Rivadavia 2768 and Ps 7,504 from undeveloped parcels of land due to the transfer of the property Constitución 1159. The Company has reversed allowances for impairment amounting to Ps. 8,196.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of June 30, 2005 and June 30, 2004

In thousand of pesos

Exhibit C

							Issuer’s information (1)					(1) Interest in capital stock
								Last financial statement
Issuer and types of securities	Class	P.V.	Amount	Listing value	Book value as of June 30, 2005	Book value as of June 30, 2004	Main Activity	Date	Capital stock (par value)	Income – (loss) for the period	Shareholders´ equity
Current Investment

Boden (2)	Ps.	0.001	3,750	0.0016	6	7
Cedro (2)	Ps.	0.001	4,206	0.00118	5	67
Discounts AR (2)	Ps.	0.001	1,041,571	0.00103	1,074	—
Mortgage Bonds (2)	Ps.	0.001	656,408	0.00104	681	—

Total current investments as of June 30, 2005					1,766

Total current investments as of June 30, 2004						74

(1)	Not informed because the equity interest is less than 5%.
(2)	Not considered as cash for statement of cash flows purposes.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies	Exhibit C
Balance Sheets as of June 30, 2005 and June 30, 2004	(Continued)

In thousand of pesos

Issuer and types of securities	Class	P.V.	Amount	Listing value	Book value at June 30, 2005	Book value at June 30, 2004	Issuer’s information						Interest in Capital Stock (1) Class
							Main Activity	Corporate domicile	Issuer and types of securities
									Date	Capital stock (Par value)	Income (loss) for the year	Shareholders equity
Non-current investments
Abril S.A.	Common 1 vote	5.000	1,320		(37,537)	(38,753)	Building, development and	Bolívar 108 1° floor Buenos Aires	6.30.05	13,200	(4,312)	39,787	50%
	Irrevoc. Contrib				26,374	25,839	administration of country club
	Higher Inv. Value				14,089	14,089
Pereiraola S.A. I.C.I.F.y A	Common 1 vote	0.001	50,000		—	107	Real estate and financing	Bolívar 108 1° floor Buenos Aires	6.30.05	100	(214)	2,692	50%
	Irrevoc. Contrib.				1,348	1,246
	Higher Inv.Value				7,553	7,553
Baldovinos S.A.	Common 1 vote	0.001	6,000		(6,609)	(5,926)	Real estate and building	Bolívar 108 1° floor Buenos Aires	6.30.05	12	(871)	10,510	50%
	Irrevoc. Contrib				11,564	11,564
Palermo Invest S.A.	Common 1 vote	0.001	52,170,000		135,341	131,116	Investment	Bolívar 108 1° floor Buenos Aires	6.30.05	78,251	6,334	203,001	66,67%
	Lower Value				(592)	(598)
	Purchase expenses				500	506
Hoteles Argentinos S.A.	Common 1 vote	0.001	7,909,272		13,044	(912)	Hotel operations	Av. Córdoba 680 Buenos Aires	6.30.05	9,887	2,199	5,472	79,9999%
	Irrevoc. Contrib.				3,531	3,531
	Higher Inv. Value				1,904	1,989
	Purchase expenses				45	47
Alto Palermo S.A. (2)	Common 1 vote	0.001	47,361,699		479,003	426,162	Real estate investments	Moreno 877 22° Floor Buenos Aires	6.30.05	78,042	33,255	791,008	60,687%
	Goodwill				(47,989)	(25,965)
	Convertible Bond				91,628	91,487
	Higher value				24,904	11,523
Buenos Aires Trade and Finance Center S.A.	Common 1 vote	0.001	12,000		22,065	5,658	Real estate investments	Bolívar 108 1° floor Buenos Aires	6.30.05	12	16,406	45,323	100%
	Irrevoc..Contrib.	—	—		23,259	21,641
	P. expenses				100	143
Llao – Llao Resort S.A	Common 1 vote	0.001	5,878,940		12,250	11,391	Hotel operations	Florida 537 Floor 18 Buenos Aires	6.30.05	11,757	1,671	28,495	50%
	Irrevoc. Contrib.	—	—		2,397	2,397
	P. expenses				211	220
Banco de Crédito y Securitización S.A.	Common 1 vote	0.001	3,187,500		4,448	4,590	Banking Investments	Tte. Gral Perón 655 Bs. As	6.30.05	62,500	(4) (4,472)	(4) 97,061	5.1%
Ritelco S.A.	Common 1 vote	0.001	66,970,394		136,076	98,524		Zabala 1422, Montevideo	6.30.05	66,970	37,553	163,417	100%
	Irrevoc. Contrib.				27,340	27,340
Banco Hipotecario S.A. (3)	Common 1 vote	0.001	9,805,122		120,902	90,351	Banking	Reconquista 151 Floor 1 Bs. As.	6.30.05	1,500,000	(4) 80,519	(4) 2,044,327	6.54%
	Goodwill				(2,807)	(2,959)

Total as of June 30, 2005					1,064,342	—

Total as of June 30, 2004					—	913,901

(1)	These holdings do not include the effects on the equity method for conversion of irrevocable contributions into shares.
(2)	Quotation price of APSA´s shares at June 30, 2005 is Ps. 6.4

Quotation price of APSA´s shares at June 30, 2004 is Ps. 3.5

(3)	Quotation price of Banco Hipotecario´s shares at June 30, 2005 is Ps. 14.0

Quotation price of Banco Hipotecario´s shares at June 30, 2004 is Ps. 7.2

(4)	Does not include adjustments for application on the equity method of valuating according to Technical Resolution 21.

IRSA Inversiones y Representaciones Sociedad Anónima

Other Investments

Balance Sheets as of June 30, 2005 and June 30, 2005

In thousand of pesos

Exhibit D

Items	Value as of June 30, 2005	Value as of June 30, 2004
Current Investments
Time deposits	—	1,466
Mutual funds (1)	12,737	8,621
Convertible Bond APSA 2006 – Accrued interest (2)	4,117	4,185
Other investments (2)	391	14
IRSA I Trust Exchangeable Certificates (2)	465	216

Total current investments as of June 30, 2005	17,710	—

Total current investments as of June 30, 2004	—	14,502

Non-current investments
Constitución 1111	—	1,261
Dique IV	6,490	6,160
Padilla 902 (3)	89	71
Pilar	3,408	3,408
Santa María del Plata	112,771	124,783
Caballito lands	19,898	19,898
Torres Jardín IV	3,030	2,568

Subtotal	145,686	158,149

IRSA I Trust Exchangeable Certificates	2,794	4,722
Others investments	482	887

Subtotal	3,276	5,609

Art works	40	37

Total non-current investments as of June 30, 2005	149,002	—

Total non-current investments as of June 30, 2004		163,795

(1)	Includes Ps. 8,776 and Ps. 5,965 corresponding to “Dolphin Fund PLC” trust at June 30, 2005 and June 30, 2004 not considered as cash for statement of cash flows purposes and ,.

Ps. 1,737 and Ps. 1,781 corresponding to the NCH Development Partner Fund at June 30, 2005 and June 30, 2004 not considered as cash for statements of cash flows purposes.

(2)	Not considered as cash for statement of cash flows purposes.
(3)	Net of the allowance for impairment amounting to Ps. 272. See Note 1.6.i..

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances and Reserves

For the Fiscal years beginning on

July 1, 2004 and 2003

And ended June 30, 2005 and, 2004

In thousand of pesos

Exhibit E

Items	Balances as of beginning of year	Increases	Decreases	Carrying value as of June 30, 2005	Carrying value as of June 30, 2004
Deducted from assets:
Allowance for doubtful accounts (1)	960	24	(409)	575	960
Allowance for impairment of inventories (2)	444	2,350	(1,771)	1,023	444
Allowance for Impairment of fixed assets (3)	14,127	7,715	(9,809)	12,033	14,127
Allowance for Impairment of undeveloped parcels of land (4)	8,253	—	(7,981)	272	8,253
Allowance for tax on personal assets	3,887	5,326	(3,887)	5,326	3,887
From liabilities:
Provision for lawsuits	284	33	(27)	290	284

Total as of June 30, 2005	27,955	15,448	(23,884)	19,519

Total as of June 30, 2004	54,071	10,526	(36,642)		27,955

(1)	Increases are disclosed in Exhibit H and decreases correspond to allocations and remissions.
(2)	Increases correspond to transfers from fixed assets amounting to Ps. 1,338 and the charge of the year amounting to Ps. 1,012 (disclosed under “Cost of sales, leases and services”). Decreases correspond to sales amounting to Ps. 1,274, allowance recoveries amounting to Ps. 286 (disclosed under “Gain from operations and holdings of real estate assets”) and transfers to fixed assets amounting to Ps. 211.
(3)	Increases correspond to transfers from inventories and undeveloped parcels of land amounting to Ps. 211 and Ps. 7,504, respectively. Decreases correspond to transfers to inventories amounting to Ps. 1,338, allowance recoveries amounting to Ps. 8,196 (disclosed under “Gain from operations and holdings of real estate assets”) and depreciation of the year amounting to Ps. 275 (disclosed in Exhibit H).
(4)	Corresponds to transfers to fixed assets amounting to Ps. 7,504 and allowance recoveries amounting to Ps. 480 disclosed under “Gain from operations and holdings of real estate assets”.

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services

For the Fiscal years beginning on

July 1, 2004 and 2003

and ended June 30, 2005 and 2004

In thousand of pesos

Exhibit F

	June 30, 2005	June 30, 2004
I. Cost of sales
Stock as of beginning of year	11,499	11,554
Plus (less):
Purchases for the year	8,268	7,881
Expenses (Exhibit H)	526	614
Transfers to fixed assets	(123)	(40)
Transfers from fixed assets	3,360	2,775
Less:
Stock as of end of the year	(22,358)	(11,499)

Subtotal	1,172	11,285
Capitalized interests	418	—
Plus
Cost of sales – Abril S.A.	870	1,473

Gain from valuation of inventories at net realizable value	2,447	—
Gain from operations and holding of real estate assets	286	6

Cost of properties sold	5,193	12,764

II. Cost of leases
Expenses (Exhibit H)	5,205	4,826

Cost of leases	5,205	4,826

III. Cost of services fees
Expenses (Exhibit H)	1,460	1,484

Cost of services fees	1,460	1,484

Total costs of sales, leases and services	11,858	19,074

IRSA Inversiones y Representaciones Sociedad Anónima

Foreign Currency Assets and Liabilities

Balance Sheets as of June 30, 2005 and June 30, 2004

In thousand of pesos

Exhibit G

Items	Class	Amount	Prevailing exchange rate		Total as of June 30, 2005	Total as of June 30, 2004
Assets
Current Assets
Cash and banks:
Cash	US$	79,703	0.002847	(1)	228	14
Cash	EUR	380	0.003440	(1)	1	—
Banks	US$	75,723	0.002847	(1)	216	182
Banks	EUR	82,668	0.003440	(1)	284	162
Foreign accounts	US$	13,284,777	0.002847	(1)	37,823	6,817
Investments:
Boden 2013	US$	653	0.002847	(1)	2	1
Time Deposits	US$	—		(1)	—	1,466
Mutual Funds	US$	4,474,306	0.002847	(1)	12,737	7,747
Mutual Funds	EUR				—	288
Convertible Bond APSA 2006 – Accrued interest	US$	1,426,048	0.002887	(1)	4,117	4,185
Banco Ciudad de Bs. As. Bond	EUR	110,000	0.003440	(1)	378	—
Banco Ciudad de Bs. As. Bond – Accrued interest	EUR	3,879	0.003440	(1)	13	14
Mortgages and lease receivables:
Mortgages receivables	EUR	6,000	0.003440	(1)	21	—
Lease receivable	US$	195,729	0.002877	(1)	563	—
Inventories:
Credit from barter of “E. Cruceros”	US$	2,859,486	0.002847	(1)	8,141	—

Total Current Assets					64,524	20,876

Non-Current Assets
Investments:
Convertible Bond APSA 2006	US$	31,738,262	0.002887	(1)	91,628	91,487
Banco Ciudad de Bs. As. bond	EUR	140,000	0.003440	(1)	482	887
Other receivables:
Guarantee of default credit	US$	6,016,308	0.002847	(1)	17,128	—
Inventories:
Credit from barter of “E. Cruceros”	US$	—			—	5,836

Total Non-current Assets					109,238	98,210

Total Assets as of June 30, 2005					173,762

Total Assets as of June 30, 2004						119,086

Liabilities
Current Liabilities
Accounts payable	US$	390,699	0.002887	(1)	1,128	510
Mortgages payables	US$	8,819,536	0.002887	(1)	25,462	2,218
Customer advances	US$	563,385	0.002887	(1)	1,626	—
Taxes payable	US$	29,602	0.002887	(1)	85	60
Short – term debt	US$	6,956,702	0.002887	(1)	20,084	12,192
Other liabilities
Related parties	US$	6,671,702	0.002887	(1)	19,261	—
Guarantee deposits	US$	123,071	0.002887	(1)	355	10

Total Current Liabilities					68,001	14,990

Non-current Liabilities
Mortgages payable	US$	9,569,303	0.002887	(1)	27,627	—
Long – term debt	US$	108,080,014	0.002887	(1)	312,027	416,823
Other liabilities:
Other	US$	—	(1)		—	22
Guarantee deposits	US$	343,093	0.002887	(1)	993	1,037

Total Non-current Liabilities					340,647	417,882

Total Liabilities as of June 30, 2005					408,648

Total Liabilities as of June 30, 2004						432,872

(1)	Official selling and buying exchange rate as of June 30, 2005 in accordance with Banco Nación records.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Law 19.550, section 64, paragraph b)

For the Fiscal years beginning on

July 1, 2004 and 2003

and ended June 30, 2005 and 2004

In thousand of pesos

Exhibit H

Items	Total as of June 30, 2005	Cost of leases	Cost of properties sold	Cost of services fees	Cost of hotel operations	Expenses			Total as of June 30, 2004
						Administration	Selling	Financing
Directors fees	5,361	—	—	—	—	5,361	—	—	4,325
Fees and compensations for services	2,456	—	—	—	—	2,456	—	—	1,095
Salaries, bonus and social security charges	6,356	—	—	—	—	6,356	—	—	4,567
Other expenses of personnel administration	149	—	—	—	—	149	—	—	117
Depreciation and amortization	5,790	3,944	—	—	—	1,005	—	841	4,998
Maintenance of buildings	1,912	1,261	526	—	—	125	—	—	2,411
Utilities and postage	15	—	—	—	—	15	—	—	14
Travel expenses	313	—	—	—	—	313	—	—	88
Advertising and promotion	234	—	—	—	—	49	185	—	175
Commissions and expenses from property sold	426	—	—	—	—	—	426	—	636
Traveling, transportation and stationery	88	—	—	—	—	88	—	—	110
Taxes, rates and assessments	12	—	—	—	—	12	—	—	17
Subscriptions and dues	198	—	—	—	—	198	—	—	260
Interest and indexing adjustments	30,016	—	—	—	—	—	—	30,016	37,046
Bank charges	302	—	—	—	—	—	—	302	169
Safety box and stock broking charges	378	—	—	—	—	324	—	54	199
Doubtful accounts	24	—	—	—	—	—	24	—	54
Insurance	226	—	—	—	—	226	—	—	370
Security	—	—	—	—	—	—	—	—	4
Courses	112	—	—	—	—	112	—	—	33
Trust Result	—	—	—	—	—	—	—	—	—
Rents	328	—	—	—	—	328	—	—	335
Gross sales tax	637	—	—	—	—	—	637	—	1,305
Other	2,065	—	—	1,460	—	249	291	65	1,739

Total as of June 30, 2005	57,398	5,205	526	1,460	—	17,366	1,563	31,278	—

Total as of June 30, 2004	—	4,826	614	1,484	—	12,593	2,146	38,404	60,067

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of receivables and liabilities

as of June 30, 2005 and 2004

In thousand of pesos

Exhibit I

	Without term	With maturity date											Total	Interest
		Falling due	To due									Total with term		No accrued	Accrued
			Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total to due				Fixed rate	Variable rate
June 30, 2005
Assets
Investments	17,296	—	4,689	95	95	95	116,910	104	—	—	121,988	121,988	139,284	22,270	117,014	—
Receivables	56,734	140	2,972	1,509	1,150	797	2,829	1,461	11,439	22,084	44,241	44,381	101,115	101,115	—	—
Liabilities
Loans	—	—	16,797	4,358	4,358	4,358	26,147	202,922	52,295	29,909	341,144	341,144	341,144	1,898	168,058	171,188
Other liabilities	290	218	23,562	30,181	3,482	5,762	15,375	14,089	95	517	93,063	93,281	93,571	24,157	50,153	19,261

June 30, 2004
Assets
Investments	13,415	—	5,882	—	—	—	296	103,306	296	—	109,780	109,780	123,195	17,832	105,363	—
Receivables	50,833	153	14,398	4,109	7	22	25	20	—	18,907	37,488	37,641	88,474	87,851	60	563
Liabilities
Loans	—	—	630	2,632	—	8,930	17,860	26,791	291,644	78,934	427,421	427,421	427,421	14,098	413,323	—
Other liabilities	284	148	4,371	6,390	381	2,469	1,269	1,427	126	586	17,019	17,167	17,451	17,451	—	—

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2005

Stated in thousand of pesos

1.	None

2.	None

3.	Receivables and liabilities by maturity date

	Falling due (Point 3.a.)	Without term	To be due (Point 3.c.)
Concept	06.30.2005	Current	09.30.2005	12.31.2005	03.31.2006	06.30.2006
Receivables
Mortgages and leases receivables	140	995	1,620	744	20	2
Other receivables	—	—	1,352	765	1,130	795

Total	140	995	2,972	1,509	1,150	797

Liabilities
Customer advances	—	—	264	1,852	193	163
Taxes payable	—	—	536	3,606	20	2,093
Trade accounts payable	—	—	5,297	—	—	—
Mortgages payable	—	—	15,816	3,147	3,215	3,284
Other liabilities	218	290	586	21,425	54	222
Short and long term debt	—	—	16,797	4,358	4,358	4,358
Salaries and social security charges	—	—	1,063	151	—	—

Total	218	290	40,359	34,539	7,840	10,120

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2005

Stated in thousand of pesos

3.	(Continued)

	Without term	To be due (Point 3.c.)							Total
Concept	Non Current	06.30.2007	06.30.2008	06.30.2009	06.30.2010	06.30.2013	06.30.2014	06.30.2016
Receivables
Mortgages and lease receivables	—	25	5	5	—	—	—	—	35
Other receivables	55,739	2,804	1,456	11,434	21,740	—	5	339	93,517

Total	55,739	2,829	1,461	11,439	21,740	—	5	339	93,552

Liabilities
Customer advances	—	657	—	—	—	—	—	—	657
Taxes payable	—	85	71	78	502	—	—	—	736
Mortgages payable	—	13,854	13,773	—	—	—	—	—	27,627
Other liabilities	—	779	245	17	9	6	—	—	1,056
Short and long term debts	—	26,147	202,922	52,295	29,909	—	—	—	311,273

Total	—	41,522	217,011	52,390	30,420	6	—	—	341,349

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2005

Stated in thousand of pesos

4-a.	Breakdown of accounts receivable and liabilities by currency and maturity

	Current			Non-current			Total	Total in local currency	Total in foreign currency	Total
Items	Local currency	Foreign currency	Total current	Local currency	Foreign currency	Total
Receivables
Mortgages and leases receivables	2,937	584	3,521	35	—	35	3,556	2,972	584	3,556
Other receivables	4,042	—	4,042	76,389	17,128	93,517	97,559	80,431	17,128	97,559

Total	6,979	584	7,563	76,424	17,128	93,552	101,115	83,403	17,712	101,115

Liabilities
Customer advances	846	1,626	2,472	657	—	657	3,129	1,503	1,626	3,129
Taxes payable	6,170	85	6,255	736	—	736	6,991	6,906	85	6,991
Trade accounts payable	4,169	1,128	5,297	—	—	—	5,297	4,169	1,128	5,297
Mortgages payable	—	25,462	25,462	—	27,627	27,627	53,089	—	53,089	53,089
Other liabilities	3,179	19,616	22,795	63	993	1,056	23,851	3,242	20,609	23,851
Short and long term debt	9,787	20,084	29,871	-754	312,027	311,273	341,144	9,033	332,111	341,144
Salaries and social security charges	1,214	—	1,214	—	—	—	1,214	1,214	—	1,214

Total	25,365	68,001	93,366	702	340,647	341,349	434,715	26,067	408,648	434,715

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2005

Stated in thousand of pesos

4-b.	Breakdown of accounts receivables and liabilities by adjustment clause

	Current			Non-current			Total	Total without adjustment clause	Total with adjustment clause	Total
Items	Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total
Receivables
Mortgages and leases receivables	3,521	—	3,521	35	—	35	3,556	3,556	—	3,556
Other receivables	4,042	—	4,042	93.517	—	93.517	97,559	97,559	—	97,559

Total	7,563	—	7,563	93.552	—	93.552	101,115	101,115	—	101,115

Liabilities
Customer advances	2,472		2,472	657	—	657	3,129	3,129	—	3,129
Taxes payable	6,255	—	6,255	736	—	736	6,991	6,991	—	6,991
Trade accounts payable	5,297	—	5,297	—	—	—	5,297	5,297	—	5,297
Mortgages payable	25,462	—	25,462	27,627	—	27,627	53,089	53,089	—	53,089
Other liabilities	22,795	—	22,795	1,056	—	1,056	23,851	23,851	—	23,851
Short and long term debt	29,871	—	29,871	311,273	—	311,273	341,144	341,144	—	341,144
Salaries and social security charges	1,214	—	1,214	—	—	—	1,214	1,214	—	1,214

Total	93,366	—	93,366	341,349	—	341,349	434,715	434,715	—	434,715

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2005

Stated in thousand of pesos

4-c.	Breakdown of accounts receivable and liabilities by interest clause

	Current				Non-current					Total accruing interest	Total not- accruing interest	Total
Items	Accruing interest		Not Accruing interest	Total current	Accruing interest		Not Accruing Interest	Total	Total
	Fixed rate	Variable rate			Fixed rate	Variable rate
Receivables
Mortgages and lease receivables	—	—	3,521	3,521	—	—	35	35	3,556	—	3,556	3,556
Other receivables	—	—	4,042	4,042	—	—	93,517	93,517	97,559	—	97,559	97,559

Total	—	—	7,563	7,563	—	—	93,552	93,552	101,115	—	101,115	101,115

Liabilities	—	—
Customer advances	—	—	2,472	2,472	—	—	657	657	3,129	—	3,129	3,129
Taxes payable	—	—	6,255	6,255	—	—	736	736	6,991	—	6,991	6,991
Trade accounts payable	—	—	5,297	5,297	—	—	—	—	5,297	—	5,297	5,297
Mortgages payables	22,527	—	2,935	25,462	27,627	—	—	27,627	53,089	50,154	2,935	53,089
Other liabilities	—	19,261	3,534	22,795	—	—	1,056	1,056	23,851	19,261	4,590	23,851
Short and long term debt	—	27,219	2,652	29,871	168,059	143,968	(754)	311,273	341,144	339,246	1,898	341,144
Salaries and social security charges	—	—	1,214	1,214	—	—	—	—	1,214	—	1,214	1,214

Total	22,527	46,480	24,359	93,366	195,686	143,968	1,695	341,349	434,715	408,661	26,054	434,715

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2005

Stated in thousand of pesos

5.	Related parties

a.	Interest in related parties

See Exhibit C to the financial statements.

b.	Related parties debit/credit balances (Note 10)

Current mortgages and leases receivables

June 30, 2005
Related parties:
Alto Palermo S.A.	470
Altocity.Com S.A.	10
Baldovinos S.A.	8
Consultores Assets Management S.A.	25
Cresud S.A.C.I.F. y A.	51
Inversora Bolívar S.A.	697
Llao Llao Resorts S.A.	1
Red Alternativa S.A.	9
Tarshop S.A.	84

Other current receivables

June 30, 2005
Related parties:
Alto Palermo S.A.	79
Inversora Bolívar S.A.	49
Advances to Managers, Directors and Staff	44

Other non-current receivables

June 30, 2005
Related parties:
Advances to Managers, Directors and Staff	42

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2005

Stated in thousand of pesos

5.	(Continued)

Current investments

June 30, 2005
Related parties:
Alto Palermo S.A.	4,117

Non-current investments

June 30, 2005
Related parties:
Alto Palermo S.A.	91,628

Current accounts payables

June 30, 2005
Related parties:
Alto Palermo S.A.	154
Altocity.Com S.A.	11
Baldovinos S.A.	472
Cresud S.A.C.I.F. y A.	7
Inversora Bolívar S.A.	9
Nuevas Fronteras S.A.	2
Estudio Zang, Bergel & Viñes	71

Short – term debt

June 30, 2005
Related parties:
Cresud S.A.C.I.F.y A.	1,078

Long – term debt

June 30, 2005
Related parties:
Cresud S.A.C.I.F.y A.	105,488

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2005

Stated in thousand of pesos

5.	(Continued)

Other current liabilities

June 30, 2005
Related parties:
Alto Palermo S.A.	20
Buenos Aires Trade and Finance Center S.A	6,239
Directors	2,034
Ritelco S.A.	13,022

Other non-current liabilities

June 30, 2005
Related parties:
Directors	8
Llao Llao Resorts S.A.	5

6.	Note 10.

7.	In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	See Notes 1.6.h., 1.6.i. and 1.6.j. to the financial statements.

9.	None.

10.	None.

11.	None.

12.	See Notes 1.6.h., 1.6.i., 1.6.j. and 1.6.o. to the financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2005

Stated in thousand of pesos

13.	Insured Assets.

	Insured amounts	Accounting values	Risk covered
ALSINA 934	3,000	1,429	Fire, explosion with additional coverage and debris removal
AV MAYO 595	4,400	4,574	Fire, explosion with additional coverage and debris removal
AV MAYO 595	370	4,574	Third party liability with additional coverage and minor risks
AVDA. MADERO 942	1,500	2,401	Fire, explosion with additional coverage and debris removal
BOUCHARD 710	77,581	72,222	Fire, explosion with additional coverage and debris removal
CONSTITUCION 1111	3,500	545	Fire, explosion with additional coverage and debris removal
CONSTITUCION 1111	370	545	Third party liability with additional coverage and minor risks
CONSTITUCION 1159	370	1,324	Third party liability with additional coverage and minor risks
COSTEROS DIQUE IV	14,000	21,849	Fire, explosion with additional coverage and debris removal
DIQUE 2 M10 (1l) Edif. A	14,000	19,358	Fire, explosion with additional coverage and debris removal
DIQUE 2 M10 (1l) Edif. A	370	19,358	Third party liability with additional coverage and minor risks
DOCK 13	55	1,605	Fire, explosion with additional coverage and debris removal
DOCK 13	370	1,605	Third party liability with additional coverage and minor risks
LAMINAR PLAZA	15,000	30,577	Fire, explosion with additional coverage and debris removal
LIBERTADOR 498	40,000	43,307	Fire, explosion with additional coverage and debris removal
LIBERTADOR 498	370	43,307	Third party liability with additional coverage and minor risks
LIBERTADOR 602	1,500	2,985	Fire, explosion with additional coverage and debris removal
MADERO 1020	1,900	1,665	Fire, explosion with additional coverage and debris removal
MADERO 1020	370	1,665	Third party liability with additional coverage and minor risks
MAIPU 1300	27,000	44,581	Fire, explosion with additional coverage and debris removal
MAIPU 1300	370	44,581	Third party liability with additional coverage and minor risks
MINETTI D	100	65	Fire, explosion with additional coverage and debris removal
RECONQUISTA 823	11,500	19,355	Fire, explosion with additional coverage and debris removal
RECONQUISTA 823	370	19,355	Third party liability with additional coverage and minor risks
RIVADAVIA 2768	350	164	Third party liability with additional coverage and minor risks
SANTA MARIA DEL PLATA	100	124,881	Fire, explosion with additional coverage and debris removal
SANTA MARIA DEL PLATA	370	124,881	Third party liability with additional coverage and minor risks
SARMIENTO 517	60	84	Third party liability with additional coverage and minor risks
SUIPACHA 652	20,000	11,749	Fire, explosion with additional coverage and debris removal
SUIPACHA 652	370	11,749	Third party liability with additional coverage and minor risks
SAN MARTIN DE TOURS	7,000	11,742	All risks, construction and assembly
TORRES JARDIN	750	468	Fire, explosion with additional coverage and debris removal

In our opinion, the above-described insurance policies cover current risks adequately.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2005

Stated in thousand of pesos

14.	See Exhibit E.

15.	Not applicable.

16.	Not applicable.

17.	None.

18.	In accordance with what was stipulated in loan agreements, the Company shall not distribute dividends until these obligations be cancelled.

Buenos Aires, September 8, 2005.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousand of pesos

1.	Brief comments on the Company’s activities during the year, including references to significant events after the end of the year.

See attached.

2.	Consolidated Shareholders’ equity structure as compared with four previous years.

	June 30, 2005	June 30, 2004	June 30, 2003	June 30, 2002	June 30, 2001
Current Assets	389,735	261,651	297,476	157,970	253,720
Non-Current Assets	2,134,691	1,946,675	1,784,480	1,157,841	1,455,798

Total	2,524,426	2,208,326	2,081,956	1,315,811	1,709,518

Current Liabilities	310,977	256,022	188,738	693,543	458,672
Non-Current Liabilities	515,381	522,213	629,988	4,061	38,764

Subtotal	826,358	778,235	818,726	697,604	497,436

Minority interest in subsidiaries	445,839	470,237	454,044	95,487	133,291

Shareholders’ Equity	1,252,229	959,854	809,186	522,720	1,078,791

Total	2,524,426	2,208,326	2,081,956	1,315,811	1,709,518

3.	Consolidated result structure as compared with four previous years.

	June 30, 2005	June 30, 2004	June 30, 2003	June 30, 2002	June 30, 2001
Operating income (loss)	141,156	105,765	25,518	(34,651)	25,628
Amortization of goodwill	(1,663)	(2,904)	(6,631)	—	—
Financial results, net	(12,217)	10,546	315,301	(491,712)	(93,726)
Gain (loss) in equity investments	66,894	26,653	(14,701)	(4,571)	15,928
Other income and expenses, net	(14,566)	(13,636)	(859)	(4,483)	(18,689)

Net income (loss) before taxes	179,604	126,424	318,628	(535,417)	(70,859)
Income tax/ Asset tax	(53,207)	(25,720)	3,529	(3,955)	(3,528)
Minority interest	(23,152)	(12,842)	(35,712)	258	7,018

Net income (loss)	103,245	87,862	286,445	(539,114)	(67,369)

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousand of pesos

4.	Statistical data as compared with four previous years.

Summary of properties sold in thousand of pesos.

Real Estate	June 30, 2005	June 30, 2004	June 30, 2003	June 30, 2002	June 30, 2001
Apartments & Loft Buildings
Torres Jardín	21	—	161	2,064	5,259
Torres de Abasto	21	—	462	—	—
Alcorta Palace	—	—	—	607	—
Concepción Arenal and Dorrego 1916	—	9	100	363	4,084
Alto Palermo Park	—	—	5,305	14,713	(1,790)
Alto Palermo Plaza	—	—	3,322	2,756	2,513
Other	—	349	667	—	—

Residential Communities
Abril / Baldovinos	3,820	7,369	14,161	15,086	40,769
Villa Celina I, II and III	—	—	28	(52)	7
Villa Celina IV and V	—	23	—	136	2,902

Undeveloped parcels of land
Monserrat	—	—	—	—	1,803
Benavidez	—	11,830	—	—	—
Dique IV	—	—	—	—	12,310

Other
Av. de Mayo 701	—	—	—	—	3,108
Sarmiento 580	—	—	—	—	10,837
Serrano 250	—	—	—	—	2,814
Rivadavia 2243	—	—	—	3,660	—
Santa Fe 1588	—	—	—	8,166	—
Hotel Piscis	—	—	9,912	—	—
Stores (Abril)	1,213	—	—	—	—
Dock 5	—	—	393	1,736	—
Dock 6	—	—	140	115	173
Dique II	—	5,211	—	—	—
Dique III	23,624	—	—	—	—
Libertador 498	—	—	2,313	3,618	—
Constitución 1111	—	—	1,988	—	—
Madero 1020	3,543	4,774	5,626	—	2,528
Madero 940	—	—	1,649	—	—
Other	69	692	389	375	182

	32,311	30,257	46,616	53,343	87,499

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousand of pesos

5.	Key ratios as compared with four previous years.

	June 30, 2005		June 30, 2004		June 30, 2003		June 30, 2002		June 30, 2001
Liquidity ratio
Current Assets	389,735	1.25	261,651	1.02	297,476	1.58	157,970	0.23	253,720	0.55

Current Liabilities	310,977		256,022		188,738		693,543		458,672

Indebtedness ratio

Total liabilities	826,358	0.66	778,235	0.81	818,726	1.01	697,604	1.33	497,436	0.46

Shareholders’ Equity	1,252,229		959,854		809,186		522,720		1,078,791

Solvency

Equity	1,252,229	1.52	959,854	1.23	809,186	0.99	522,720	0.75	1,078,791	2.17

Total liabilities	826,358		778,235		818,726		697,604		497,436

Immobilized Capital

Non-Current Assets	2,134,691	0.85	1,946,675	0.88	1,784,480	0.86	1,157,841	0.88	1,455,798	0.85

Total Assets	2,524,426		2,208,326		2,081,956		1,315,811		1,709,518

6.	Operating profitability before income tax and asset tax and minority interest.

	June 30, 2005		June 30, 2004		June 30, 2003		June 30, 2002		June 30, 2001
Operating income (loss) before income tax and asset tax and minority interest	179,604	0.16	126,424	0.14	318,628	0.61	(535,417)	(0.50)	(70,859)	(0.06)

Shareholders Equity excluding net income (loss) for the year	1,148,984		871,992		522,741		1,061,834		1,146,160

7.	Brief comment on the outlook for the coming year.

See attached.

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Board of Directors and Shareholders of

IRSA Inversiones y Representaciones Sociedad Anónima

1.	We have audited the accompanying balance sheets of IRSA Inversiones y Representaciones Sociedad Anónima at June 30, 2005 and 2004, and the related statements of income, of changes in shareholders’ equity and of cash flows for the years then ended and the complementary notes 1 to 17 and exhibits A, C, D, E, F, G, H and I. Furthermore, we have audited the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries for the years ended on June 30, 2005 and 2004, which are presented as complementary information. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audits in accordance with auditing standards accepted in Argentina and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion on the reasonableness of relevant information contained in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries have a significant investment in Banco Hipotecario S.A. (“BHSA”). This investment is accounted for under the equity method of accounting at the end of the year. The auditors’ report on the consolidated financial statements of BHSA as of June 30, 2005, dated September 1, 2005, includes an explanatory paragraph describing that there are certain uncertainties that could affect BHSA primarily in connection with the effect of the matters that are still pending resolution by the Government regarding the settlement of the receivables recognized as a result of the asymmetric pesification and indexation. In addition, the auditors mention that the financial statements of BHSA should be read taking into consideration the level of credit exposure of BHSA to the public sector. As of June 30, 2005, the investment in BHSA accounts for approximately 13% and 9% of the total assets and total consolidated assets, respectively, of IRSA Inversiones y Representaciones Sociedad Anónima. The future outcome of the uncertainties described before could have an adverse effect in the valuation of this investment.

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors (Cont.)

4.	In our opinion, subject to the effect on the financial statements of possible adjustments and reclassifications that might be required as a result of the resolution of the uncertainties described in point 3. above:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima present fairly, in all material respects, its financial position at June 30, 2005 and 2004 and the results of its operations, the changes in its shareholders’ equity and its cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires.

b)	the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries present fairly, in all material respects, their consolidated financial position at June 30, 2005 and 2004 and the consolidated results of their operations and their cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires.

5.	In accordance with current regulations we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements;

c)	we have read the business highlights report and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make other than those mentioned in point 3;

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors (Cont.)

d)	at June 30, 2005, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to Ps. 115 thousand, none of which was claimable at that date.

Autonomous City of Buenos Aires, September 8, 2005.

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Andrés Suarez Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 245 Fº 61	ABELOVICH, POLANO & ASOCIADOS (Partner) José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 102 Fº 191 Professional Registration of the Firm C.P.C.E.C.A.B.A. Tº 1 Fº 240

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: September 21, 2005